Exhibit 2.1

STOCK PURCHASE AGREEMENT

BY AND AMONG

CITADEL PLASTICS HOLDINGS, LLC,

HGGC CITADEL PLASTICS HOLDINGS, INC.,

A. SCHULMAN, INC.

AND

THE OTHER PERSONS LISTED ON THE SIGNATURE PAGES HERETO

DATED AS OF MARCH 15, 2015

5.18	BROKERAGE	45
5.19	AFFILIATE TRANSACTIONS	45
5.20	LIABILITIES	45
5.21	RESTRICTIONS ON BUSINESS ACTIVITIES	45
5.22	CUSTOMERS AND SUPPLIERS	46
5.23	INSURANCE	46
5.24	ENVIRONMENTAL MATTERS	46
5.25	DISCLAIMER	47
5.26	DEBT; GUARANTEES	47
5.27	PRODUCT WARRANTIES	47
5.28	INVENTORY	47
5.29	ACCOUNTS RECEIVABLE	48
5.30	CONFLICT MINERALS	48
5.31	ANTI-CORRUPTION	48
5.32	TRADE CONTROLS COMPLIANCE	48

ARTICLE 6 REPRESENTATIONS AND WARRANTIES REGARDING SELLER		49

6.1	ORGANIZATION; AUTHORIZATION	49
6.2	ABSENCE OF CONFLICTS	50
6.3	GOVERNMENTAL AUTHORITIES AND CONSENTS	50
6.4	LITIGATION	50
6.5	BROKERAGE	50
6.6	OWNERSHIP	50
6.7	ANTI-CORRUPTION	51
6.8	TRADE CONTROLS COMPLIANCE	51

ARTICLE 7 REPRESENTATIONS AND WARRANTIES OF PURCHASER		52

7.1	ORGANIZATION AND POWER	52
7.2	AUTHORIZATION	52
7.3	ABSENCE OF CONFLICTS	52
7.4	GOVERNMENTAL AUTHORITIES AND CONSENTS	52
7.5	LITIGATION	53
7.6	INVESTMENT INTENT; RESTRICTED STOCK	53
7.7	BROKERAGE	53
7.8	FINANCING	53
7.9	DUE DILIGENCE REVIEW, ETC.	54
7.10	SOLVENCY	54
7.11	PLANT CLOSINGS AND MASS LAYOFFS	55

ARTICLE 8 TERMINATION		55

8.1	TERMINATION	55
8.2	EFFECT OF TERMINATION	56
8.3	WAIVER OF RIGHT TO TERMINATE	57

ARTICLE 9 INDEMNIFICATION; ADDITIONAL AGREEMENTS; COVENANTS AFTER CLOSING		57

9.1	RECOVERY FROM ESCROW; INDEMNIFICATION	57
9.2	MUTUAL ASSISTANCE	64
9.3	PRESS RELEASE AND ANNOUNCEMENTS; CONFIDENTIALITY	64
9.4	EXPENSES	65

9.5	FURTHER ASSURANCES	65
9.6	TRANSFER TAXES; RECORDING CHARGES	65
9.7	ATTORNEY-CLIENT PRIVILEGE AND CONFLICT WAIVER	65
9.8	DIRECTORS AND OFFICERS INSURANCE	65
9.9	TAX MATTERS	66
9.10	COMPANY OPTIONS	70
9.11	SELLERS’ REPRESENTATIVE	70
9.12	SECTION 280G SHAREHOLDER APPROVAL	71

ARTICLE 10 MISCELLANEOUS		71

10.1	AMENDMENT AND WAIVER	71
10.2	NOTICES	72
10.3	ASSIGNMENT	72
10.4	SEVERABILITY	73
10.5	CONSTRUCTION	73
10.6	CAPTIONS	73
10.7	NO THIRD-PARTY BENEFICIARIES	73
10.8	GOVERNING LAW AND JURISDICTION	74
10.9	WAIVER OF JURY TRIAL	74
10.10	SPECIFIC PERFORMANCE; LENDER PROVISIONS	74
10.11	NO CIRCULAR RECOVERY	75
10.12	WAIVER AND RELEASE	75
10.13	COMPLETE AGREEMENT	76
10.14	COUNTERPARTS	76
10.15	NO RECOURSE; WAIVER OF CLAIMS	76

LIST OF EXHIBITS

Exhibits

Exhibit A	Form of Escrow Agreement

Exhibit B	Form of Purchaser Closing Certificate

Exhibit C	Form of Company and Sellers Closing Certificate

Exhibit D	Members Side Agreement

Exhibit E	Form of Non-Solicitation Agreement

Exhibit F	Form of Stock Assignment

Exhibit G	Working Capital Calculation Procedure and Those Agreed Upon Months Comprising “Target Working Capital”

Exhibit H	Commitment Letters

Exhibit I	Solvency Certificate

iv

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of March 15, 2015, by and among Citadel Plastics Holdings, LLC, a Delaware limited liability company (in its capacity as the representative of the holders of securities of the Company, the “Sellers’ Representative”), HGGC Citadel Plastics Holdings, Inc., a Delaware corporation (the “Company”), A. Schulman, Inc., a Delaware corporation (“Purchaser”) and each of the other persons listed on the signature pages hereto (together with the Sellers’ Representative, collectively, “Sellers” and each, a “Seller”). Capitalized terms used in this Agreement without definition shall have the respective meanings given to such terms in Article 1 hereof.

WHEREAS, Sellers own all of the issued and outstanding shares of capital stock of the Company (the “Company Stock”);

WHEREAS, Sellers who are holders of any option that is exercisable for shares of Company Stock granted under the Company Option Plan (as defined below) own all of the granted and outstanding options exercisable for shares of Company Stock (the “Company Options”);

WHEREAS, as provided in this Agreement, any Seller who holds Company Options shall have exercised, prior to or concurrent with the Closing, all of such Seller’s Company Options and shall have been granted shares of common stock of the Company, par value $0.001 per share, in respect thereof (the “Option Shares”), which Option Shares shall constitute shares of Company Stock hereunder; and

WHEREAS, subject to the terms and conditions of this Agreement, on the Closing Date (as defined below) Purchaser desires to purchase from Sellers, and Sellers desire to sell to Purchaser, all of the issued and outstanding Company Stock.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions. As used in this Agreement, the following terms have the meanings set forth below.

“Action” means any claim, action, cause of action, suit, litigation, arbitration, investigation, mediation, opposition, interference, charge, audit, assessment, hearing, complaint, demand or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought at law or in equity) that is commenced, brought, conducted, tried or heard by or before any Governmental Authority.

“Adjustment Calculation Time” means, with respect to the Company and each of its Subsidiaries, 11:59 p.m. local time on the Closing Date; it being understood that, notwithstanding such time, for each and every calculation pursuant to this Agreement made at such time the parties hereto shall not give effect to (a) the consummation of the Contemplated Transactions, (b) the Financing or any other financing transactions in connection therewith or, after the Closing, any action or omission by Purchaser or, after the Closing, the Company or (c) any action or omission by the Company or any of its Subsidiaries in connection with consummation of the Contemplated Transactions that is not in the Ordinary Course of Business.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person. For purposes of the foregoing, a Person shall be deemed to control a specified Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such specified Person.

“Ancillary Agreements” means the Escrow Agreement, the Non-Solicitation Agreements, the Nondisclosure Agreement, the Commitment Letters attached hereto as Exhibit H and the Members Side Agreement attached hereto as Exhibit D.

“Applicable Law” means, in respect of any Person, property, transaction or event, any federal, state, foreign, regional, local, municipal or other statute, law, constitution, principle of common law, resolution, ordinance, code, policy, edict, writ, decree, directive, rule, regulation, guideline, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority, that applies in whole or in part to such person, property, transaction or event.

“Business” means the business conducted by the Company and its Subsidiaries as of the date hereof.

“Business Day” means any day on which commercial banks are open for business in New York City, New York.

“Cash and Cash Equivalents” means, with respect to the Company and its Subsidiaries, the aggregate amount of all cash and cash equivalents, as measured in accordance with GAAP (as defined herein) and consistent with the presentation in the audited Financial Statements, less any restricted cash under GAAP.

“Change of Control Payment” means any bonus, severance, salary, wage, compensation, remuneration, severance benefits, change-of-control benefits, retention benefits or benefits of any kind or character (including benefits paid or payable under any Benefit Plan and issuances or grants of Equity Interests) that is created, increased, accelerated, accrues or becomes payable by the Company or any of its Subsidiaries to any present or former director, stockholder, employee, independent contractor or consultant thereof pursuant to any (i) employment agreement, (ii) Benefit Plan, (iii) equity plan or award agreement, (iv) deferred compensation agreement, or (v) other Contract, and including any Taxes payable by the Company with respect to or triggered by any such bonus, severance, other payment or other form of Compensation and any gross up payments made with respect to such Taxes, in each case which is solely triggered by the execution and delivery of this Agreement or the consummation of the Contemplated Transactions. Without limiting the foregoing, all amounts payable pursuant to each of the (i) Amended and Restated Advisory Agreement, dated as of March 16, 2012, by and among Huntsman Gay Global Capital, LLC, The Matrixx Group Incorporated, BMCI and the Company and (ii) Advisory Agreement, dated as of March 16, 2012, by and among Charlesbank Capital Partners, LLC, The Matrixx Group Incorporated, BMCI, and the Company shall constitute Change of Control Payments.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Option” has the meaning set forth in the preamble.

“Company Option Plan” means the Company’s 2012 Rollover Long-Term Incentive Plan.

“Company Proprietary Rights” means all Proprietary Rights owned by the Company or its Subsidiaries or used by the Company or its Subsidiaries in connection with the Business.

“Company Stock” has the meaning set forth in the preamble.

“Company Transaction Expenses” means all of the unpaid fees and expenses payable by the Company and its Subsidiaries (on behalf of itself or Sellers) arising from or incurred in connection with this Agreement and the transactions contemplated hereunder (including any employee Compensation payable as a result of the consummation of the transactions contemplated hereunder); provided that Company Transaction Expenses shall expressly exclude any fees or expenses incurred by, or at the direction of, Purchaser or any of its Affiliates. Notwithstanding the foregoing, Company Transaction Expenses expressly include in each case, to the extent payable by the Company and its Subsidiaries and not paid by or on behalf of the Company prior to the Closing or included as a current liability in the calculation of Estimated Working Capital or Final Working Capital, without duplication, (i) all fees and expenses payable to KeyBanc Capital Markets Inc., (ii) in connection with the Contemplated Transactions, the fees and expenses of Kirkland & Ellis LLP, the Company’s accounting advisors and all other fees and expenses of legal counsel, accountants, consultants and other experts and advisors so incurred, (iii) all Change of Control Payments, (iv) the “Transaction Bonuses” as defined in Section 4.2 of the Disclosure Schedules, and (v) all payments described in clauses (i) through (iii), and in clause (v), of the definition of Transaction Tax Deductions (disregarding for this purpose whether or not such payments are properly deductible in a taxable period (or portion thereof) ending on or prior to the Closing Date), to the extent such amounts had not been paid by the Company or any Subsidiary prior to the Closing.

“Compensation” means, with respect to any Person, all salaries, wages, compensation, remuneration, bonuses, severance benefits, change-of-control benefits, retention benefits or benefits of any kind or character whatsoever (including benefits payable under any Benefit Plan and issuances or grants of Equity Interests (and amounts payable in respect thereof)), made by the Company or any of its Subsidiaries to or for the benefit of such Person or any Family Member of such Person.

“Compliant” means (a) that the Required Information does not contain any untrue statement of a material fact or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make such Required Information not misleading; (b) that no audit opinion with respect to any financial statements contained in the Required Information shall have been withdrawn, amended, qualified or becomes necessary to amend or qualify; and (c) that the Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X and a registration statement on Form S-1 (or any applicable successor form) under the Securities Act for an offering of debt or equity securities of such type.

“Conflict Minerals” means columbite-tantalite (coltran), cassiterite, gold, wolframite, or their derivatives, which, as of the date hereof, are limited to tantalum, tin and tungsten, or any other minerals or derivatives thereof that, as of the date of this Agreement, the US Secretary of State has concluded are financing conflict in any of the following countries: the Democratic Republic of the Congo, Zambia, Angola, Republic of the Congo (Brazzaville), Central African Republic, South Sudan, Uganda, Rwanda, Burundi and Tanzania.

“Contemplated Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements.

“Contract” means any contract, agreement, deed, mortgage, arrangement, guarantee, license, sublicense, lease, sublease, or other commitment, promise, undertaking, obligation, instrument or understanding, whether written or oral, to which a Person is a party or otherwise bound by which its properties or assets are bound.

“Dollars” or “$”, when used in this Agreement or any other agreement or document contemplated hereby, means United States dollars unless otherwise stated.

“Environmental Claim” means any third party (including governmental agencies, regulatory agencies, employees or other private parties) claim, order, notice of noncompliance or violation, proceedings or investigation which alleges or seeks to impose liability for (i) pollution or protection of the environment, or (ii) any violation of or obligation under any Environmental Law or Environmental Permit.

“Environmental Laws” means any federal, state, local or foreign statute, code, ordinance, rule, regulation, common law, judgment, order, writ, decree, or injunction, as in effect on the Closing Date, relating to: (i) pollution or protection of the environment, including without limitation, Releases of Hazardous Material into the environment, (ii) public or worker health and safety (as relates to exposure to Hazardous Materials), or (iii) the generation, treatment, storage, disposal, or transportation of Hazardous Material; including without limitation the following statutes, their implementing regulations and any state corollaries: the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, 42 U.S.C. Section 9601 et seq. (“CERCLA”), the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., the Clean Water Act, 33 U.S.C. Section 1251 et seq. and the Clean Air Act, 42 U.S.C. Section 7401 et seq.; and the Occupational Safety and Health Act (“OSHA”); 29 U.S.C. §651, et seq.

“Environmental Permit” means any permit, license, approval or other authorization required under any Environmental Law.

“Equity Interest” means, with respect to any Person, (a) any capital stock, partnership or membership interest, unit of participation or other similar interest (however designated) in such Person and (b) any option, warrant, purchase right, conversion right, exchange right or other Contract which would entitle any other Person to acquire any such interest in such Person or otherwise entitle any other Person to share in the equity, profits, earnings, losses or gains of such Person (including stock appreciation, restricted stock unit, phantom stock, profit participation or other similar rights).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agreement” means the escrow agreement entered into on the Closing Date and attached hereto as Exhibit A.

“Escrow Amount” means a cash amount equal to $32,000,000; provided, that in accordance with the Escrow Agreement, the Escrow Amount shall be reduced by an amount equal to the difference of (i) $12,000,000 minus (ii) the sum of (A) the aggregate amount of all Losses specified in any then-unresolved Claim Notice(s) and (B) the aggregate amount of any settled claims (including amounts previously paid from the Escrow Amount to any Purchaser Indemnitee) on the date that is six (6) months after the Closing Date.

“Financing” means any and all bank debt financings and capital markets debt or equity financings by the Purchaser and/or its subsidiaries, including without limitation senior unsecured notes issued pursuant to Rule 144A under the Securities Act, preferred stock issued pursuant to an effective registration statement, one or more term loan facilities and a revolving credit facility, for the purpose of financing the payment of the Purchase Price, any repayment or refinancing of debt contemplated by this Agreement or required in connection with Closing and the other transactions contemplated by this Agreement and any other amounts required to be paid in connection with Closing.

“Financing Failure” means the proceeds of the Financing have not been received by Purchaser by the date the Closing is required to have occurred pursuant to Section 2.3(a) and Purchaser is otherwise in material compliance with its obligations hereunder, including under Sections 4.6(a) and 4.6(b) and the conditions set forth in (ii), (iv) and (vi) of Annex IV to the Commitment Letter have been satisfied, in each case unless (a) the Company fails to deliver Required Information to Purchaser as required hereunder, or (b) the Company and its Subsidiaries, taken as a whole, are not Solvent (as such term is defined in Section 7.10) as of immediately prior to the time that Closing is required to have occurred pursuant to Section 2.3(a);

“Family Member” means, with respect to any individual, (a) such Person’s spouse, (b) each parent, brother, sister or child of such Person or such Person’s spouse, (c) the spouse of any Person described in clause (b) above, (d) each child of any Person described in clauses (a), (b) or (c) above, (e) each trust created for the benefit of one or more of the Persons described in clauses (a) through (d) above and (f) each custodian or guardian of any property of one or more of the Persons described in clauses (a) through (e) above in his or her capacity as such custodian or guardian.

“Financial Statements” means, collectively, (a) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2014 (the “2014 Balance Sheet”), 2013 and 2012 and the related audited consolidated statements of income, consolidated cash flows and changes in stockholders’ equity for the annual periods then ended, accompanied by any notes thereto and the reports of the Company’s independent accountants with respect thereto, and (b) the Update Financials.

“Financing Sources” means the Lenders and any other Persons that have committed to provide or have otherwise entered into agreements in connection with the Financing, including any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective arrangers, administrative agents, collateral agents, Affiliates, officers, directors, employees, managers and representatives involved in the Financing and their respective successors and permitted assigns.

“Fundamental Representations” means the representations and warranties set forth in Sections 5.1 (Organization and Power), 5.3 (Authorization), 5.4 (Capitalization), 5.17 (Tax Matters), 5.18 (Brokerage), 6.1 (Authorization of Transactions), 6.5 (Brokerage), 6.6 (Ownership), 7.1 (Organization and Power), 7.2 (Authorization), 7.6 (Investment Intent; Restricted Stock), and 7.7 (Brokerage).

“GAAP” means generally accepted accounting principles, consistently applied, in the United States and consistent with the Company’s and its Subsidiaries’ past practices.

“Governmental Authority” means any government, governmental agency, department, bureau, office, commission, authority, or instrumentality, or court of competent jurisdiction, in each case whether foreign, federal, state, or local.

“Governmental Official” shall mean any: (i) officer, employee or other Person acting for or on behalf of any Governmental Authority or public international organization; or (ii) holder of or candidate for public office, political party or official thereof or member of a royal family, or any other Person acting for or on behalf of the foregoing.

“Governmental Licenses” means all permits, licenses, franchises, registrations, certificates, approvals and other authorizations obtained from any Governmental Authority.

“Government Order” means any order, writ, judgment, injunction, decree, stipulation, ruling, decision, verdict, determination or award or order on consent or consent agreement made, issued or entered by or with any Governmental Authority.

“Guarantee” means, with respect to any Person, (a) any guarantee of the payment or performance of, or any contingent obligation in respect of, any Debt or other Liability of any other Person, (b) any other arrangement whereby credit is extended to any obligor (other than such Person) on the basis of any promise or undertaking of such Person (i) to pay the Debt or other Liability of such obligor, (ii) to purchase any obligation owed by such obligor, (iii) to purchase or lease assets under circumstances that are designed to enable such obligor to discharge one or more of its obligations or (iv) to maintain the capital, working capital, solvency or general financial condition of such obligor and (c) any liability as a general partner of a partnership or as a venturer in a joint venture in respect of Debt or other Liabilities of such partnership or venture.

“Hazardous Materials” means any substance, material or waste which is defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “toxic waste” or “toxic substance” under any provision of Environmental Law because of its dangerous or deleterious properties or characteristics, and including petroleum, petroleum products, friable asbestos, urea formaldehyde and polychlorinated biphenyls, including but not limited to any substance, material or waste which is regulated as a hazardous substance by the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, together with all rules and regulations promulgated thereunder.

“Included Current Assets” means all current assets, including accounts receivable, inventories and supplies, prepaid expenses and other current assets, but excluding Cash and Cash Equivalents, Transaction Tax Deductions and income tax assets, of the Company and its Subsidiaries, each as determined in accordance with GAAP and the sample calculation set forth in Exhibit G.

“Included Current Liabilities” means all current liabilities, including accounts payable and accrued liabilities, but excluding Indebtedness, Company Transaction Expenses, and income tax liabilities, of the Company and its Subsidiaries, each as determined in accordance with GAAP and the sample calculation set forth in Exhibit G.

“Indebtedness” means, with respect to any Person at any date, without duplication: (i) all obligations of such Person for borrowed money (excluding any trade payables, accounts payable and any other current liabilities); (ii) all obligations in respect of letters of credit, to the extent drawn, bankers’

acceptances, surety bonds and performance bonds, in each case to the extent drawn; (iii) obligations evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (iv) all obligations of such Person issued or assumed in respect of the deferred purchase price of property (including Equity Interests) or services (including all obligations of the Company and its Subsidiaries in respect of “seller notes”, purchase price “hold-backs” or “earn-out” payments in connection with any past acquisitions by the Company or any of its Subsidiaries, and all conditional sale obligations of such Person (but excluding trade accounts payable and other accrued current liabilities arising in the Ordinary Course of Business, other than the current liability portion of any indebtedness for borrowed money); (v) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (vi) all obligations under Contracts relating to interest rate protection, commodity, currency or other swap agreements and collar agreements, hedges or other financial derivative instruments, arrangements or Contracts; (vii) all accrued interest, penalties, fees and premiums related to any of the foregoing, and (viii) all obligations in the nature of (A) Guarantees of the obligations described in clauses (i) through (vii) above or (B) any other Person or which are secured by any Lien on any property or asset of the Company or any of its Subsidiaries.

“Indemnification Cap” means an amount equal to the Escrow Amount; provided that on the date that is six (6) months after the Closing Date, the Indemnification Cap will become $20,000,000.

“Knowledge” means in the case of (i) the Company, the actual knowledge of Michael Huff, Dennis Loughran, Kevin Andrews, Jason Jimerson, Greg Knipp, Mario Sandoval, Fran Zappitelli, and Amy Rodgers, in each case, without independent investigation, (ii) Purchaser or the Sellers’ Representative, the actual knowledge of the chief executive officer, president or chief financial officer (or persons serving in similar capacities) of such Person, without independent investigation, (iii) any Seller who is an individual, the actual knowledge of such individual, without independent investigation, and (iv) each individual described in the foregoing clauses (i) through (iii), the knowledge of such individual obtained after due inquiry of such individual’s direct reports, and with respect to any fact or matter raised by such direct reports, the knowledge obtained or obtainable following due inquiry and reasonable investigation of such fact or matter.

“Leased Real Property” means all leasehold or subleasehold estates and other licenses or rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property which is used or intended to be used in the Business.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company or any of its Subsidiaries hold any Leased Real Property.

“Liens” means any community or other marital property interest, lien, license, option, pledge, security interest, mortgage, deed of trust, right of way, easement, encroachment, servitude, right of first offer or first refusal, buy/sell agreement, or voting agreement (in the case of any security or Equity Interest) and any other restriction on or condition governing the use, construction, voting, transfer or receipt of income (other than, in the case of a security, any restriction on the transfer of such security arising solely under federal and state securities laws). For the avoidance of doubt, licenses of Proprietary Rights shall not be deemed to be Liens.

“Loss” or “Losses” means all losses, liabilities, Actions, damages, fines, fees, penalties, judgments, awards, costs, expenses or amounts paid in settlement, in each case, including reasonable attorneys’ and experts’ fees and expenses associated therewith.

“Marketing Period” means a period of twenty (20) consecutive Business Days commencing on the date on which Purchaser shall have received the Required Information and such Required Information is Compliant and throughout which the Required Information remains Compliant; provided that in no event shall such period end prior to May 14, 2015; provided, further that if Sellers shall in good faith reasonably believe that they and the Company have provided the Required Information and that the Required Information is Compliant, the Sellers’ Representative may deliver to Purchaser a written notice to that effect (stating when Sellers believe they and the Company completed such delivery), in which case Sellers shall be deemed to have complied with the requirement above to provide the Compliant Required Information unless Purchaser in good faith reasonably believes Sellers and the Company have not completed the delivery of the Required Information or that such Required Information is not Compliant and, within three (3) Business Days after the delivery of such notice by Sellers’ Representative, delivers a written notice to Sellers’ Representative to that effect (stating with reasonable specificity which Required Information Sellers or the Company have not delivered or which Required Information is not Compliant and in which case the twenty (20) consecutive Business Day period shall not commence); provided, further, however, that (x) the Marketing Period shall not be deemed to have commenced if, prior to the completion of such period, (1) the Company’s auditor shall have withdrawn its audit opinion with respect to any financial information or financial statements included in the Required Information, unless and until a new unqualified audit opinion is issued with respect to the financial statements described in clause (i) of the definition of Required Information for the applicable periods by the Company’s auditor or another independent public accounting firm reasonably acceptable to Purchaser or (2) the Company shall have determined that it must restate any financial information or financial statements included in the Required Information or any such restatement is under consideration, unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has determined and announced that no such restatement is required in accordance with GAAP; provided in the case of each of the foregoing clauses (1) and (2) a new twenty (20) consecutive Business Day period shall commence on the first date on which Purchaser shall have received the Required Information (including such completed restatement or any amendments to the applicable Required Information), if Sellers shall in good faith reasonably believe that they and the Company have provided the Required Information and that the Required Information is Compliant, the Sellers’ Representative may deliver to Purchaser a written notice to that effect (stating when Sellers believe they and the Company completed such delivery), in which case Sellers shall be deemed to have complied with the requirement above to provide the Compliant Required Information unless Purchaser in good faith reasonably believes Sellers and the Company have not completed the delivery of the Required Information or that such Required Information is not Compliant and, within three (3) Business Days after the delivery of such notice by Sellers’ Representative, deliver a written notice to Sellers’ Representative to that effect (stating with reasonable specificity which Required Information Sellers or the Company have not delivered or which Required Information is not Compliant and in which case the new twenty (20) consecutive Business Day period shall not have commenced), and (y) the Marketing Period in any event shall end on any earlier date on which all of the Financing has funded.

“Material Adverse Effect” means any event, circumstance, change, fact, condition, occurrence or effect (individually, an “Event,” and collectively, “Events”) that, individually or in the aggregate with any other Event or all other Events, has had, or is reasonable likely to have, a material and adverse effect upon the Business, assets, liabilities, condition (financial or otherwise) or operating results of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: (a) any Event arising from or attributable to (i) general business or economic conditions applicable to the industry or industries in which the Company and its Subsidiaries are involved, (ii) any failure by the Company or any of its Subsidiaries to meet its internal financial projections (provided, that, while the fact of the failure will not, on its own, constitute a Material Adverse Effect, the underlying causes of such failure could constitute a Material Adverse Effect), (iii) national or international political or social conditions, including the engagement by the United States or any other country or group in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or any other country, or any of their respective territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States or any other country or group, (iv) changes in GAAP, (v) conditions generally affecting the financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (vi) changes in law, rules, regulations, orders, or other binding directives issued by any Governmental Authority, (vii) the taking of any action contemplated by this Agreement and the Ancillary Agreements, (viii) any “act of God,” including, but not limited to, weather, natural disasters and earthquakes or (ix) the announcement of the execution of this Agreement or the transactions contemplated hereunder; provided, however, that the limitations set forth in (i), (iii), (iv), (v) and (vi) will not apply (and thus such matters could constitute a Material Adverse Effect) if any of the foregoing matters referred to in such limitations has a disproportionate effect on the Company when compared to other companies engaged in the plastics industry, or (b) any adverse change in, effect on, or development with respect to, the Business which is cured by Sellers or the Company before the earlier of (x) the Closing Date and (y) the date on which this Agreement is terminated pursuant to Article 8 hereof.

“Material Company Contract” means each of the Contracts required to be disclosed on Sections 5.8(b), 5.10 and 5.15 of the Disclosure Schedules.

“Nondisclosure Agreement” means that certain Nondisclosure Agreement, dated August 6, 2014, between Purchaser and Citadel Plastics, Inc.

“Ordinary Course of Business” means an action taken by any Person in the ordinary course of such Person’s business that is consistent with the past customs and practices of such Person’s business and that is taken in the ordinary course of the normal day-to-day operations of such Person’s business.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any of its Subsidiaries used in the Business.

“Permits” means, with respect to any Person, any license, franchise, permit, consent, approval, right, privilege, certificate, identification, facility or operating number, or other similar authorization issued by, or otherwise granted by, any Governmental Authority to which or by which such Person is subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.

“Permitted Liens” means (i) cashiers’, landlords’, mechanics’, materialmen’s, carriers’, workmens’, repairmens’, contractors’ and warehousemens’ Liens arising or incurred in the Ordinary Course of Business and for amounts which are not delinquent as of the Closing Date and which would not, individually or in the aggregate, have a Material Adverse Effect or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (ii) easements, rights-of-way, restrictions and other similar charges and encumbrances of record not interfering materially with the ordinary conduct of the Business or detracting materially from the use or occupancy of title of the assets subject thereto, (iii) statutory Liens for Taxes not yet due and payable as of the Closing Date or for Taxes that the taxpayer is contesting in good faith by appropriate action and for which appropriate reserves have been established in accordance with GAAP, (iv) Liens other than mortgages identified on title policies or preliminary title reports made available to Purchaser on or prior to the date hereof which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with the Business, (v) zoning, building codes and other land use laws regulating the use or occupancy of such Real Property or the activities conducted thereon which are imposed by any governmental authority having jurisdiction over such Real Property which are not violated by the current use or occupancy of such Real Property or the operation of the Business or any violation of which would not have a material adverse effect on the Business, (vi) other Liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and which do not in the aggregate materially detract from the value of the Company and its Subsidiaries’ assets or properties or materially impair the use thereof in the operation of the Business, and (vii) Liens granted to the Financing Sources in connection with the Financing.

“Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or governmental entity (whether federal, state, county, city or otherwise and including any instrumentality, division, agency or department thereof).

“Poseyville Sale Proceeds” the cash proceeds of the sale of the real property located at 40 Frontage Road in Poseyville, Indiana if such sale is completed at or prior to Closing.

“Proprietary Rights” means all rights, title, and interests in and to all proprietary rights of every kind and nature however denominated, throughout the world, arising or enforceable under the laws of the United States or any other jurisdiction or any international convention or treaty regime, including: (i) inventions (whether patentable or unpatentable and whether or not reduced to practice) and any improvements thereto, and patents, patent applications, and patent disclosures, together with all reissuances, continuations, divisions, continuations-in-part, revisions, extensions, and reexaminations thereof; (ii) trademarks, service marks, trade names and trade dress, together with all goodwill associated therewith, (iii) internet domain names, rights of privacy and publicity, and moral rights; (iv) copyrights, mask work rights; (v) all trade secrets and other confidential information (including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know how, manufacturing, assembly, construction, production and service processes and techniques, research and development information, drawings, specifications, designs, creative works, plans, proposals, technical data, copyrightable works (including training manuals and operating manuals), financial and marketing plans, customer and vendor lists and information (“Trade Secrets”); (vi) any and all registrations, applications, recordings, licenses, common-law rights, statutory rights, and contractual rights relating to any of the foregoing; and (vii) all Actions and rights to sue at law or in equity for any past or future infringement or other impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom, and all rights to obtain renewals, continuations, divisions, or other extensions of legal protections pertaining thereto.

“Purchaser Willful Fraud” means, with respect to the Purchaser or its Representatives, the Purchaser’s or its Representative’s willful or intentional commission of fraud, by omission or commission which in each case constitutes a breach of the representations and warranties made in Article 7 herein (including any Disclosure Schedules delivered pursuant thereto), with the intent to deceive or mislead Sellers or the Company regarding the representations and warranties made in Article 7 herein (including in any Disclosure Schedule delivered pursuant to thereto); provided, however, that for purposes of this definition, “Representatives” shall include only those Representatives whose fraudulent conduct was actually known to any of Bernard Rzepka, Joe Levanduski, James Irwin and David Minc.

“Real Property” means the Owned Real Property and the Leased Real Property.

“Releases” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of any Hazardous Materials into the environment.

“Required Information” means (i) (A) the financial statements of the Company and its Subsidiaries that are described in, and are necessary to satisfy the conditions set forth in, paragraph (vi) of Annex IV of the Commitment Letters, and (B) the financial, business and other information of the Company and its Subsidiaries that is requested by the Purchaser from the Company to the extent necessary to permit the Purchaser to prepare pro forma financial statements necessary to satisfy the conditions set forth in paragraph (vi) of Annex IV of the Commitment Letters, (ii) drafts of customary (for high yield offerings of non-convertible and non-exchangeable debt securities by the Purchaser and for preferred convertible securities by the Purchaser) comfort letters compliant with AU Section 634, including customary (for high yield offerings of non-convertible and non-exchangeable debt securities by the Purchaser and for preferred convertible securities by the Purchaser) negative assurance comfort, with respect to the pro forma financial statements and periods following the end of the latest fiscal year or fiscal quarter, as applicable, for which historical financial statements are included in the applicable Offering Documents, in each case from the Company’s auditors, and confirmation that such auditors are prepared to deliver such comfort letters throughout the Marketing Period upon completion of customary procedures and provided further that this clause (ii) of the definition of Required Information shall be deemed to be satisfied at all times so long as such drafts and confirmations are provided to the Purchaser within three (3) Business Days following the date upon which such auditors have been provided the offering memorandum for the offering of notes or the prospectus for the offering of equity, as the case may be, upon which comfort is sought (which offering memorandum Buyer agrees to deliver no later than the day which is the fifth Business Day prior to the last Business Day in the fifteen (15) Business Day period commencing on the Business Day the Marketing Period started), it being understood the Marketing Period will be tolled by three Business Days for each Business Day following such three (3) Business Day period during which the Purchaser does not have such drafts and confirmations, and (iii) such other financial, business and other information regarding Company and its Subsidiaries as the Purchaser will reasonably request from the Company, which is of a type and form customarily included in Financings or used to support the execution and delivery of customary “10b-5” representation letters related to such information, including information required in registration statements on Form S-1 by Regulation S-X and Regulation S-K under the Securities Act in connection with an offering of the type contemplated by the Financing, including, to the extent applicable with respect to such financial statements, the report of Company’s auditors thereon and related management discussion and analysis of financial condition and results of operations and description of the Business, in each case in clause (i), (ii) and (iii), except for: (A) any information customarily provided by an investment bank or “initial purchaser” (or their advisor) in the preparation of the aforementioned offering memorandum, including the description of notes and the plan of distribution, or prospectus including the description of the shares and the underwriting section, or (B) any information of the type required by Regulation S-X Rule 3-10 (other than a customary summary of such information for an offering of the type contemplated by the Financing) or Regulation S-X Rule 3-16.

“Representative” means, with respect to any Person, any director, officer, employee, agent, manager, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

“Subsidiary” means, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which (i) if a corporation, at least fifty-one percent (51%) of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, limited liability company or other business entity, at least fifty-one percent (51%) of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.

“Summary Financial Information” means the cash and indebtedness set forth on the consolidated balance sheet of BMC Far East Limited, a Hong Kong limited liability company, and its Subsidiaries most recently delivered as of the date hereof to any Seller or Seller’s Affiliate pursuant to the terms of the relevant joint venture or shareholder agreement.

“Target Working Capital” means (i) the average total amount of Included Current Assets for each of the six (6) months during the six (6) month-period ending March 31, 2015, less (ii) the average total amount of Included Current Liabilities for each of the six (6) months during the six (6) month-period ending March 31, 2015, in each case, determined in accordance with GAAP and the sample calculation set forth in Exhibit G; provided that, notwithstanding anything herein to the contrary, the parties have agreed to the amounts and calculations set forth in Exhibit G with respect to each of the four months October 2014, November 2014, December 2014 and January 2015 and such amounts and calculations shall not be subject to adjustment or dispute.

“Tax” or “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts or similar charges of any kind, including foreign, federal, state or local income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, real property, personal property, capital stock, social security, unemployment, customs duties, disability, payroll, license, employee, withholding, workers’ compensation or other tax, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

“Tax Return” means any return, declaration, report, claim for refund, information return or other document (including any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax of any party or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Transaction Tax Deductions” means, without duplication, the aggregate amount of all Tax deductions allowed by applicable Law that are related to (i) payments by the Company or any of its Subsidiaries of any and all stay bonuses, sale bonuses, Change in Control Payments, retention payments, synthetic equity payments, equity incentive grants, or other similar payments that are made in connection with or resulting from the Closing provided that such payments are made on or before the Closing Date (or, if paid after the Closing Date, are properly deductible under applicable Law in a taxable period (or portion thereof) ending on or prior to the Closing Date), (ii) all payments by the Company or any of its Subsidiaries of any fees, expenses, interest, (including amounts treated as interest for U.S. federal income tax purposes), original issue discount, unamortized debt financing costs, breakage fees, tender premiums, consent fees, redemption, retirement, or make-whole payments, defeasance in excess of par, or similar payments incurred in respect of Indebtedness of the Company or any Subsidiary to the extent such payments are made on or before the Closing Date (or, if paid after the Closing Date, are properly deductible under Applicable Law in a taxable period (or portion thereof) ending on or prior to the Closing Date), (iii) all fees, costs, and expenses incurred by the Company or any of its Subsidiaries in connection with or incident to this Agreement and the Contemplated Transactions including, to the extent “more likely than not” deductible, any such legal, accounting, and investment banking fees, costs, and expenses, (iv) the exercise of, or payment for the cancellation of, Options in connection with the Closing, provided that such exercise occurs, or payments are made, on or before the Closing Date or within seven calendar days thereafter, and (v) the payment of any employer FICA taxes with respect to the amounts set forth in the foregoing clauses (i) and (iv). The parties agree that they shall apply the safe-harbor election set forth in Internal Revenue Service Procedure 2011-29 to determine the amount of any success=based fees for purposes of clause (iii) above.

“WARN Act” means the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar foreign, state or local law, regulation or ordnance.

“Willful Fraud” means, with respect to the Company or its Subsidiaries, any Seller, or any of their respective Representatives, such Person’s or its Representative’s willful or intentional commission of fraud, by omission or commission which in each case constitutes a breach of the representations and warranties made in Article 5 or 6 herein (including in any Disclosure Schedule delivered pursuant to thereto), with the intent to deceive or mislead Purchaser regarding the representations and warranties made in Article 5 or 6 herein (including in any Disclosure Schedule delivered pursuant to thereto); provided, however, that for purposes of this definition, “Representatives” shall include, (a) with respect to Representatives of the Company or its Subsidiaries, only those Representatives whose fraudulent conduct was actually known to any of Michael Huff, Dennis Loughran, Kevin Andrews, Jason Jimerson, Greg Knipp, Mario Sandoval, Fran Zappitelli, Amy Rodgers, or any of their respective direct reports, or (b) with respect to the Representatives of any Seller that is not a natural person, only those Representatives whose fraudulent conduct was actually known to any of Gary Crittenden, Hudson Smith, John Block, Andrew Janower and Brandon White.

“Working Capital” means Included Current Assets less Included Current Liabilities.

1.2 Further Definitions. The following terms used in this Agreement have the meanings set forth in the Sections of the Agreement set forth below:

Term	Location
“Accounting Arbitrator”	Section 2.4(c)(ii)
“Actual Cash”	Section 2.4(b)
“Actual Company Transaction Expenses”	Section 2.4(b)
“Actual Indebtedness”	Section 2.4(b)
“Actual Target Working Capital”	Section 2.4(b)
“Actual Working Capital”	Section 2.4(b)
“Agreement”	Preamble
“Alternative Arrangements”	Section 9.1(e)
“Alternative Transaction”	Section 4.3
“Anti-Corruption Laws”	Section 5.31(a)
“Antitrust Law”	Section 4.5(a)
“Assets”	Section 5.9(a)
“Authorized Action”	Section 9.11(b)
“Benefit Plans”	Section 5.16(a)

“Claim Notice”	Section 9.1(c)(i)
“Closing”	Section 2.3(a)
“Closing Date”	Section 2.3(a)
“Closing Purchase Price”	Section 2.2(b)
“Closing Statement”	Section 2.4(b)
“Commitment Letters”	Section 7.8(a)
“Company”	Preamble
“Company Option” or “Company Options”	Recitals
“Company Stock”	Recitals
“Compensation”	Section 1.1
“Debt Financing”	Section 7.8(a)
“D&O Insurance”	Section 9.8
“Disclosure Schedules”	Section 5 (first ¶)
“Dispute Notice”	Section 2.4(c)(ii)
“Downward Closing Working Capital Adjustment”	Section 2.2(a)(v)
“Election Notice”	Section 4.7
“ERISA Affiliate”	Section 5.16(a)
“Escrow Agent”	Section 2.2(b)
“Escrow Limitation Exception”	Section 9.1(a)(iii)(A)
“Escrow Release Date”	Section 9.1(f)
“Estimated Cash”	Section 2.4(a)
“Estimated Company Transaction Expenses”	Section 2.4(a)
“Estimated Indebtedness”	Section 2.4(a)
“Estimated Target Working Capital”	Section 2.4(a)
“Estimated Working Capital”	Section 2.4(a)
“Fee Letters”	Section 7.8(b)
“Final Cash”	Section 2.4(c)(i)
“Final Company Transaction Expenses”	Section 2.4(c)(i)
“Final Indebtedness”	Section 2.4(c)(i)
“Final Purchase Price”	Section 2.4(d)(i)
“Final Target Working Capital”	Section 2.4(c)
“Final Working Capital”	Section 2.4(c)(i)
“Financing”	Section 4.6
“Indemnification Basket”	Section 9.1(a)(iii)(B)
“Indemnified Party”	Section 9.1(c)(i)
“Indemnifying Party”	Section 9.1(c)(i)
“IRS”	Section 5.16(b)
“Lenders”	Section 7.8(a)
“Major Customers”	Section 5.22
“Major Suppliers”	Section 5.22
“Member”	Section 9.1(g)
“Member Pro Rata Share”	Section 9.1(g)(B)
“Non-Recourse Parties”	Section 9.1(i)(B)
“Non-Solicitation Agreements”	Section 3.2(h)(ii)
“OFAC”	Section 5.33(a)
“Option Shares”	Recitals
“Outside Date”	Section 8.1(d)
“PBGC”	Section 5.16(b)
“Pension Plans”	Section 5.16(e)

“Post-Closing Covenant”	Section 9.1(a)(ii)
“Post-Closing Tax Period”	Section 9.9(i)(C)(I)
“Pre-Closing Tax Refund”	Section 9.9(g)
“Pre-Closing Tax Periods”	Section 9.9(i)(B)
“Purchase Indemnitees”	Section 9.1(a)(i)
“Purchase Price”	Section 2.2
“Purchaser”	Preamble
“Registered Proprietary Rights”	Section 5.11(a)
“Relevant Persons”	Section 5.3(a)
“Released Claims”	Section 10.12
“Released Parties”	Section 10.12
“Releasing Parties”	Section 10.12
“Repaid Indebtedness”	Section 2.2(c)
“Restricted Commitment Letter Amendments”	Section 7.8(j)
“Securities Act”	Section 2.1
“Seller” and “Sellers”	Preamble
“Seller Indemnitees”	Section 9.1(b)(i)
“Seller Pro Rata Share”	Section 2.4(c)(iii)
“Sellers’ Representative”	Preamble and Section 9.11(a)
“Settlement”	Section 4.2(k)
“Shareholder Approval”	Section 9.12
“Solvent”	Section 7.10
“Straddle Periods”	Section 9.9(i)(B)
“Survival Date”	Section 9.1(a)(ii)
“Tax Return Objection”	Section 9.9(b)
“Third Party Proceeding”	Section 9.1(c)(i)
“Update Financials”	Section 4.1(c)
“Upward Closing Working Capital Adjustment”	Section 2.2(a)(vi)

ARTICLE 2

PURCHASE AND SALE OF COMPANY STOCK

2.1 Purchase and Sale of Company Stock. Upon the terms and subject to the conditions set forth herein and on the basis of the representations, warranties, covenants and agreements contained herein, at the Closing, Sellers shall sell to Purchaser, and Purchaser will purchase from Sellers, the Company Stock, free and clear of all Liens (other than any restrictions under the Securities Act of 1933, as amended (the “Securities Act”), state securities laws or any Liens which are created or caused to be created by Purchaser).

2.2 Preliminary Purchase Price.

(a) The aggregate purchase price for the Company Stock (“Purchase Price”) shall be an amount equal to the result of the following (subject to adjustment in accordance with Section 2.4):

(i) $800,000,000;

(ii) plus, the aggregate amount of all Estimated Cash held by the Company and its Subsidiaries as of the Adjustment Calculation Time;

(iii) minus, the aggregate amount of all Estimated Indebtedness held by the Company and its Subsidiaries as of the Adjustment Calculation Time;

(iv) minus, the aggregate amount of all Estimated Company Transaction Expenses as of the Adjustment Calculation Time;

(v) minus, the amount, if any, by which Estimated Working Capital as of the Adjustment Calculation Time, as determined pursuant to Section 2.4(a), is less than the Estimated Target Working Capital (a “Downward Closing Working Capital Adjustment”);

(vi) plus, the amount, if any, by which Estimated Working Capital as of the Adjustment Calculation Time, as determined pursuant to Section 2.4(a), is greater than the Estimated Target Working Capital (an “Upward Closing Working Capital Adjustment”);

(vii) minus, an amount equal to fifty percent (50%) of the premium in respect of the D&O Insurance procured in accordance with Section 9.8; and

(viii) minus, the Poseyville Sale Proceeds, if any.

(b) At the Closing, Purchaser shall pay the amount of the Purchase Price less the Escrow Amount (such difference, the “Closing Purchase Price”) in such portion to each Seller (or such Seller’s designee), set forth opposite such Seller’s name on the Schedule of Sellers attached hereto, by wire transfer of immediately available funds to an account (or accounts) designated by the Sellers’ Representative in writing not less than five (5) Business Days prior to the Closing Date. At the Closing, Purchaser shall also pay to Citibank National Association, as escrow agent (the “Escrow Agent”), the Escrow Amount by wire transfer of immediately available funds to an account designated by the Escrow Agent in writing not less than five (5) Business Days prior to the Closing Date. In the event the Purchase Price paid on the Closing Date is greater than the Final Purchase Price and Sellers are required to pay such difference to Purchaser as contemplated by Section 2.4(d)(i)(B), then a portion of the Escrow Amount not to exceed $4,000,000 will be available to satisfy such difference; provided, that all amounts payable to Purchaser pursuant to Section 2.4(d)(i)(B) in excess of $4,000,000, if any, shall be paid to Purchasers directly by Sellers; provided, further, that, notwithstanding anything herein to the contrary, in no event shall any Seller’s aggregate liability for any such amounts owed to Purchaser exceed the amount of the Purchase Price actually received by such Seller (including, for this purpose, such Seller’s Pro Rata Share of any portion of the Escrow Amount used to satisfy any amounts payable to Purchaser pursuant to Section 2.4(d)(i)(B)).

(c) It is contemplated by the parties that, upon the Closing, the Indebtedness of the Company and its Subsidiaries set forth on Section 2.2(c) of the Disclosure Schedules (together with any prepayment, early termination, or other fees and penalties and interest thereon through the Closing Date, the “Repaid Indebtedness”) will be fully repaid by Purchaser on behalf of the Company at Closing. Not less than two (2) Business Days prior to the Closing Date, the Company shall deliver to Purchaser payoff letters from the agents or lenders to whom the Repaid Indebtedness is owed, (i) acknowledging the aggregate principal amount and all accrued but unpaid interest, any applicable prepayment or other applicable fees, penalties or premiums with respect thereto, any expense reimbursement or other amounts due in respect thereof, and any other amounts constituting the Repaid Indebtedness as of the Adjustment Calculation Time, and (ii) providing for the release of all Liens associated with such Repaid Indebtedness and the termination of all other obligations associated therewith upon the payment of such outstanding amounts.

(d) No later than five (5) Business Days prior to the Closing, the Sellers’ Representative shall provide Purchaser with its good faith estimate of Company Transaction Expenses, together with reasonable supporting documentation thereof, and including the names, addresses, and wire transfer instructions for the Persons to whom such Company Transaction Expenses are payable. It is contemplated by the parties that, upon the Closing, all of the Company Transaction Expenses (to the extent not paid by or on behalf of the Company prior to the Closing) will be fully paid, and that such payment will be funded by Purchaser. In connection with the Closing, Purchaser shall make payment of or, with respect to Company Transaction Expenses which are known but not payable at the Closing, shall establish reserves for all Company Transaction Expenses set forth on the final bills and in accordance with the wire transfer instructions delivered by the Company to Purchaser no later than five (5) Business Days prior to the Closing Date in order to discharge the amounts payable thereunder.

2.3 Closing Transactions.

(a) The Closing. The closing of the transaction contemplated by this Agreement (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP at 300 North LaSalle Street, Chicago, Illinois, 60654 commencing at 10:00 a.m. local time on the later of (i) fifth (5th) Business Day following the satisfaction or waiver of all conditions of the parties to consummate the transactions contemplated by this Agreement (other than the conditions with respect to actions the respective parties will take at the Closing itself), and (ii) the first Business Day after the final day of the Marketing Period, or at such other place or on such other date as is mutually agreeable to Purchaser and the Sellers’ Representative (such date and time of the Closing being referred to herein as the “Closing Date”).

(b) Closing Deliveries. Subject to the conditions set forth in this Agreement, at the Closing:

(i) Purchaser shall deliver (A) to each Seller (or its designee) the portion of the Closing Purchase Price set forth opposite such Seller’s name on the Schedule of Sellers attached hereto and (B) to the Escrow Agent the Escrow Amount, in each case pursuant to Section 2.2(b) and shall deliver to the Sellers’ Representative and the Company all other items required to be delivered by Purchaser at Closing as specified in Section 3.1;

(ii) Purchaser shall repay, or cause to be repaid, on behalf of the Company and its Subsidiaries, the Repaid Indebtedness;

(iii) Purchaser shall pay, or cause to be paid, on behalf of the Company and its Subsidiaries, all Company Transaction Expenses (to the extent not paid by or on behalf of the Company prior to the Closing);

(iv) each Seller shall deliver to Purchaser a Stock Assignment in the form set forth as Exhibit F attached hereto;

(v) Sellers shall cause to be delivered to Purchaser written resignations effective as of the Closing of each of the directors, managers and officers of the Company and its Subsidiaries requested in writing by Purchaser no later than three (3) Business Days prior to the Closing; and

(vi) each Seller and the Company shall deliver to Purchaser all other items required to be delivered by such Seller or the Company at Closing as specified in Section 3.2.

2.4 Purchase Price Adjustments.

(a) Determination of Closing Adjustment. No later than five (5) Business Days prior to the Closing, the Sellers’ Representative shall provide Purchaser with (i) its good faith estimate of (A) Target Working Capital (“Estimated Target Working Capital”), (B) Working Capital as of the Adjustment Calculation Time (prepared in accordance with the procedures set forth in Exhibit G) (“Estimated Working Capital”), (C) the aggregate amount of all Cash and Cash Equivalents of the Company and its Subsidiaries as of the Adjustment Calculation Time (“Estimated Cash”), (D) the aggregate amount of all Indebtedness of the Company and its Subsidiaries as of the Adjustment Calculation Time (“Estimated Indebtedness”), and (E) the aggregate amount of all Company Transaction Expenses as of the Adjustment Calculation Time (“Estimated Company Transaction Expenses”), and (ii) the amount, if any, by which the Purchase Price is to be adjusted in accordance with Section 2.2(a) as a result thereof, all of the foregoing being presented with reasonable supporting documentation and prepared in accordance with the procedures set forth in Exhibit G. Each of the Company and its Subsidiaries and Sellers’ Representative shall provide Purchaser with access to any relevant works papers used in the preparation of the statement of Estimated Working Capital and any financial books and records of the Company and its Subsidiaries as Purchaser may reasonably request to enable Purchaser to evaluate the calculations of Estimated Target Working Capital, Estimated Working Capital, Estimated Cash, Estimated Indebtedness and Estimated Company Transaction Expenses provided by Sellers’ Representative.

(b) Determination of Post-Closing Adjustment. No later than sixty (60) days following the Closing, Purchaser shall prepare in good faith and deliver to the Sellers’ Representative a statement (the “Closing Statement”) setting forth Purchaser’s calculation of (i) Target Working Capital (“Actual Target Working Capital”), (ii) the actual Working Capital as of the Adjustment Calculation Time (“Actual Working Capital”) (prepared in accordance with the procedures set forth in Exhibit G), (iii) the actual Cash and Cash Equivalents of the Company and its Subsidiaries as of the Adjustment Calculation Time (“Actual Cash”), (iv) the actual Indebtedness of the Company and its Subsidiaries as of the Adjustment Calculation Time (“Actual Indebtedness”) and (v) the actual Company Transaction Expenses as of the Adjustment Calculation Time (“Actual Company Transaction Expenses”).

(c) Disputed Final Adjustment.

(i) No later than thirty (30) days following the delivery by Purchaser of the Closing Statement, the Sellers’ Representative shall notify Purchaser in writing whether the Sellers’ Representative (on behalf of all Sellers) accepts or disputes the accuracy of the calculations set forth on the Closing Statement. During such thirty (30) day period, the Sellers’ Representative and its agents shall be provided with such access to the financial books and records of the Company, its Subsidiaries and Purchaser as well as any relevant work papers as the Sellers’ Representative and its agents may reasonably request to enable the Sellers’ Representative and its agents to evaluate the calculations of Actual Target Working Capital, Actual Working Capital, Actual Cash, Actual Indebtedness and Actual Company Transaction Expenses prepared by Purchaser. If the Sellers’ Representative accepts the Closing Statement, or if the Sellers’ Representative fails within such thirty (30) day period to notify Purchaser of any dispute with respect thereto, then the calculation of Actual Target Working Capital set forth in the Closing Statement shall be the “Final Target Working Capital”, the Actual Working Capital set forth in the Closing Statement shall be the “Final Working Capital,” the calculation of Actual Cash set forth in the Closing Statement shall be the “Final Cash,” the calculation of Actual Indebtedness set forth in the Closing Statement shall be the “Final Indebtedness” and the calculation of Actual Company Transaction Expenses set forth in the Closing Statement shall be the “Final Company Transaction Expenses,” which, in each case, shall deemed final and conclusive and binding upon all parties in all respects.

(ii) If the Sellers’ Representative disputes the accuracy of any calculations set forth on the Closing Statement, the Sellers’ Representative shall provide written notice to Purchaser no later than thirty (30) days following the delivery by Purchaser to the Sellers’ Representative of the Closing Statement (the “Dispute Notice”), setting forth in reasonable detail those items that the Sellers’ Representative disputes. During the thirty (30) day period following delivery of a Dispute Notice, Purchaser and the Sellers’ Representative shall negotiate in good faith with a view to resolving their disagreements over the disputed items. During such thirty (30) day period and until the final determination of Final Target Working Capital, Final Working Capital, Final Cash, Final Indebtedness and/or Final Company Transaction Expenses in accordance with this Section 2.4(c)(ii), the Sellers’ Representative and its agents shall be provided with such access to the financial books and records of the Company, its Subsidiaries and Purchaser as the Sellers’ Representative and its agents may reasonably request to enable the Sellers’ Representative and its agents to address all matters set forth in any Dispute Notice. If the parties resolve their differences over the disputed items in accordance with the foregoing procedure, “Final Target Working Capital,” “Final Working Capital,” “Final Cash,” “Final Indebtedness” and/or “Final Company Transaction Expenses” shall be the amounts agreed upon by them. If the parties fail to resolve their differences over the disputed items within such thirty (30) day period, then Purchaser and the Sellers’ Representative shall forthwith jointly request that the Chicago, Illinois office of Deloitte LLP (the “Accounting Arbitrator”) make a binding determination as to the disputed items in accordance with this Agreement.

(iii) The Accounting Arbitrator will under the terms of its engagement have no more than thirty (30) days from the date of referral and no more than ten (10) Business Days from the final submission of information and testimony by Purchaser and the Sellers’ Representative within which to render its written decision with respect to the disputed items (and only with respect to any unresolved disputed items set forth in the Dispute Notice) and the final calculation of Actual Target Working Capital, Actual Working Capital, Actual Cash, Actual Indebtedness and/or Actual Company Transaction Expenses shall be based solely on the resolution of such disputed items. The Accounting Arbitrator shall review such submissions and base its determination solely on such submissions. In resolving any disputed item, the Accounting Arbitrator may not assign a value to any item greater than the maximum value for such item claimed by either party or less than the minimum value for such item claimed by either party. The decision of the Accounting Arbitrator shall be deemed final and binding upon the parties and enforceable by any court of competent jurisdiction and the Accounting Arbitrator’s final calculation of Target Working Capital shall be deemed the “Final Target Working Capital,” the Accounting Arbitrator’s final calculation of Actual Working Capital shall be deemed the “Final Working Capital,” the Accounting Arbitrator’s final calculation of Actual Cash shall be deemed the “Final Cash,” the Accounting Arbitrator’s final calculation of Actual Indebtedness shall be deemed the “Final Indebtedness” and/or the Accounting Arbitrator’s final calculation of Actual Company Transaction Expenses shall be deemed the “Final Company Transaction Expenses.” The fees and expenses of the Accounting Arbitrator shall be allocated to be paid by Purchaser, on the one hand, and Sellers (on a several and not joint basis, on a pro rata basis, based on the percentages set forth across from each Seller’s name on the Schedule of Sellers attached hereto (“Seller Pro Rata Share”)), on the other, based upon the percentage that the portion of the contested amount not awarded to each party bears to the amount actually contested by such party (i.e., such fees and expenses shall be equitably apportioned based on the extent to which the Purchaser, on the one hand, and the Sellers, on the other hand, are determined by the Accounting Arbitrator to be the prevailing party in the resolution of the disputed matters).

(d) Payment following Calculation of Final Target Working Capital, Final Working Capital, Final Cash, Final Indebtedness and Final Company Transaction Expenses.

(i) Following the determination of the Final Target Working Capital, Final Working Capital, the Final Cash, the Final Indebtedness and the Final Company Transaction Expenses, the Purchase Price shall be recalculated substituting (A) the Final Target Working Capital for the Estimated Target Working Capital in Section 2.2(a)(v) or Section 2.2(a)(vi), as applicable, (B) the Final Working Capital for the Estimated Working Capital in Section 2.2(a)(v) or Section 2.2(a)(vi), as applicable, (C) the Final Cash for the Estimated Cash in Section 2.2(a)(ii), (D) the Final Indebtedness for the Estimated Indebtedness in Section 2.2(a)(iii) and (E) the Final Company Transaction Expenses for the Estimated Company Transaction Expenses in Section 2.2(a)(iv) (the “Final Purchase Price”) and if (after taking into account any Upward Closing Working Capital Adjustment or Downward Closing Working Capital Adjustment at the Closing) (A) the Final Purchase Price is greater than the Purchase Price on the Closing Date, then such difference shall be paid by Purchaser to the Sellers (or their designees) in accordance with the wire transfer instructions set forth on the Schedule of Sellers, based on such Seller’s Seller Pro Rata Share and (B) the Purchase Price on the Closing Date is greater than the Final Purchase Price, then (x) the first $4,000,000 of such difference shall be paid from the Escrow Amount to Purchaser, and (y) the remainder, if any, shall be paid by Sellers (severally and not jointly, based on such Seller’s Seller Pro Rata Share) to Purchaser by wire transfer of immediately available funds within five (5) Business Days after such determination.

(ii) All payments pursuant to this Section 2.4(d) shall be made in cash in immediately available funds by wire transfer to an account or accounts designated in advance by the Sellers’ Representative or Purchaser, as applicable, and shall be made on or prior to the fifth (5th) Business Day after the first to occur of the following: (A) the 30-day period following Purchaser’s delivery of the Closing Statement if the Sellers’ Representative does not timely dispute any of amounts set forth thereon pursuant to Section 2.4(c)(ii) or if the Sellers’ Representative accepts the Closing Statement within 30 days pursuant to Section 2.4(c)(i); (B) the date of the Sellers’ Representative’s and Purchaser’s mutual determination of Final Target Working Capital, Final Working Capital, Final Cash, Final Indebtedness and the Final Company Transaction Expenses in the event the Sellers’ Representative timely disputes any of such amounts pursuant to Section 2.4(c)(i) and the Sellers’ Representative’s and Purchaser’s differences are resolved without the engagement of the Accounting Arbitrator pursuant to Section 2.4(c)(ii); or (C) the date of the Accounting Arbitrator’s determination of Final Target Working Capital, Final Working Capital, Final Cash, Final Indebtedness and/or Final Company Transaction Expenses pursuant to Section 2.4(c)(iii) in the event the Sellers’ Representative timely disputes any of such amounts pursuant to Section 2.4(c)(i) and the Sellers’ Representative and Purchaser are unable to resolve their differences pursuant to Section 2.4(c)(ii).

ARTICLE 3

CONDITIONS TO CLOSING

3.1 Conditions to the Obligations of Sellers and the Company. The obligations of each Seller and the Company to consummate the Contemplated Transactions are subject to the satisfaction of the following conditions on or before the Closing Date:

(a) the applicable waiting periods under the HSR Act and each other Antitrust Law set forth on Section 3.1(a) of the Disclosure Schedules shall have expired or been terminated;

(b) each of the Fundamental Representations set forth in Article 7 shall be true and correct in all material respects as of the Closing Date (except that such representations and warranties that are made as of a specific date need only be true and correct as of such date);

(c) each of the representations and warranties set forth in Article 7, excluding the Fundamental Representations, without regard to any materiality, Material Adverse Effect or similar qualifiers contained therein, shall be true and correct in all respects as of the Closing Date (except that such representations and warranties that are made as of a specific date need only be true and correct in all respects as of such date), except where the failure of any such representations and warranties to be true and correct in all respects has not had, individually or in the aggregate, a material adverse effect on the ability of Purchaser to consummate the Contemplated Transactions;

(d) Purchaser shall have performed and complied with, in all material respects, all the covenants and agreements required to be performed and complied with by Purchaser under this Agreement and the Ancillary Agreements at or prior to the Closing;

(e) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Authority shall have been enacted or entered into after the date hereof that would prevent the consummation of the Contemplated Transactions;

(f) Purchaser shall have delivered the (i) Closing Purchase Price to Sellers (or their designees) and (ii) Escrow Amount to the Escrow Agent;

(g) Purchaser and the Escrow Agent shall have signed the Escrow Agreement;

(h) Purchaser shall have paid, or caused to be repaid, the Repaid Indebtedness; and

(i) on the Closing Date, Purchaser shall have delivered to the Company and the Sellers’ Representative a certificate from an officer of Purchaser in the form set forth as Exhibit B attached hereto, dated as of the Closing Date, stating that the applicable preconditions specified in subsections (b), (c) and (d) above have been satisfied.

Any condition specified in this Section 3.1 may be waived by the Sellers’ Representative on behalf of all Sellers and the Company; provided, however, that no such waiver will be effective unless it is set forth in a writing executed by the Sellers’ Representative.

3.2 Conditions to Purchaser’s Obligations. The obligation of Purchaser to consummate the Contemplated Transactions is subject to the satisfaction of the following conditions on or before the Closing Date:

(a) the applicable waiting periods under the HSR Act and each other Antitrust Law set forth on Section 3.1(a) of the Disclosure Schedules shall have expired or been terminated;

(b) each of the Fundamental Representations set forth in Article 5 and Article 6 (i) that contain any materiality, Material Adverse Effect or similar qualifiers therein shall be true and correct in all respects taking into account such materiality, Material Adverse Effect or similar qualifiers as of the Closing Date (except that such representations and warranties that are made as of a specific date need only be true and correct as of such date) and (ii) that do not contain any materiality, Material Adverse Effect or similar qualifiers therein shall be true and correct in all material respects as of the Closing Date (except that such representations and warranties that are made as of a specific date need only be true and correct as of such date);

(c) each of the representations and warranties set forth in Article 5 and Article 6, excluding the Fundamental Representations, without regard to any materiality, Material Adverse Effect or similar qualifiers contained therein, shall be true and correct in all respects as of the Closing Date (except that such representations and warranties that are made as of a specific date need only be true and correct in all respects as of such date), except where the failure of any such representations and warranties to be true and correct has not had, individually or in the aggregate, a Material Adverse Effect;

(d) each Seller and the Company shall have performed and complied with, in all material respects, all of the covenants and agreements required to be performed and complied with by them under this Agreement and the Ancillary Agreements at or prior to the Closing;

(e) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Authority shall have been enacted or entered into after the date hereof that would prevent the consummation of the Contemplated Transactions;

(f) since December 31, 2014, no Material Adverse Effect shall have occurred;

(g) the Sellers’ Representative and the Escrow Agent shall have signed the Escrow Agreement;

(h) the Company shall have delivered or caused to be delivered to Purchaser a certificate effective as of the Closing Date, in form and substance suitable under Treasury Regulation Section 1.897-2(h) establishing that the Company is not and has not been a United States real property holding corporation;

(i) the Company and its Subsidiaries shall be, as of immediately prior to the Closing, Solvent (as defined in Section 7.10) and the Company shall have delivered a certificate of the chief executive officer or chief financial officer of the Company in the form attached hereto as Exhibit I certifying such Solvent status; and

(j) the Company and each Seller shall have delivered to Purchaser each of the following:

(i) a certificate from an officer of the Company in the form set forth as Exhibit C attached hereto, dated the Closing Date, stating that the applicable preconditions specified in subsections (b), (c) and (d) above have been satisfied;

(ii) non-solicitation agreements substantially in the form attached hereto as Exhibit E (the “Non-Solicitation Agreements”), duly executed by each of (A) HGGC, LLC, on behalf of itself and its affiliated investment funds and (B) (1) Charlesbank Equity Fund VII, Limited Partnership, (2) Charlesbank Equity Coinvestment Fund VII, Limited Partnership, (3) CB Parallel Fund VII, Limited Partnership, (4) CB Offshore Equity Fund VII, L.P., and (5) Charlesbank Coinvestment Partners; and

(iii) a Stock Assignment signed by each Seller effecting the transfer of all of such Seller’s Company Stock in the form set forth as Exhibit F attached hereto.

Any condition specified in this Section 3.2 may be waived by Purchaser; provided, however, that no such waiver shall be effective unless it is set forth in a writing executed by Purchaser.

ARTICLE 4

COVENANTS PRIOR TO CLOSING

4.1 Affirmative Covenants. From the date hereof and prior to the earlier to occur of the Closing Date or the date that this Agreement is terminated in accordance with Article 8, except as otherwise provided herein or as required by law, Sellers shall cause the Company to, and the Company shall, and shall cause its Subsidiaries to:

(a) conduct the Business only in the Ordinary Course of Business and use commercially reasonable efforts to conduct the Business in all material respects in accordance with all Applicable Laws;

(b) use commercially reasonable efforts to maintain and preserve substantially intact (A) all material structures, equipment and other tangible personal property of the Company and its Subsidiaries as required for the operation of the Business in their present repair, order and condition, except for depletion and ordinary wear and tear, (B) the business operations, organization and goodwill of the Business, and (C) the insurance coverage described on Section 5.23 of the Disclosure Schedules (or equivalent replacement coverage);

(c) prepare and furnish to the Purchaser, promptly after becoming available, the unaudited (i) profit and loss statement of the Company and its Subsidiaries for each month following December 2014 through the Closing Date and (ii) consolidated balance sheet of the Company and its Subsidiaries, and the related unaudited consolidated statement of income, cash flow and changes in stockholders’ equity of the Company and its Subsidiaries (collectively, the “Update Financials”) for each fiscal quarter following the Most Recent Balance Sheet Date through the Closing Date;

(d) give notice to the Purchaser, and the Purchaser shall give notice to the Sellers, within a reasonable period of time after actually becoming aware after the date hereof of any Action against, or investigation of, Purchaser and its Subsidiaries or the Company and its Subsidiaries, as applicable, that has been or is actually threatened in writing to be, brought, asserted or commenced relating to the Contemplated Transactions and (x) involving a stated amount equal to at least $1,000,000 or (y) that would reasonably be expected to prevent or materially delay the consummation of the Contemplated Transactions; and

(e) give prompt notice to Purchaser after becoming aware that any Required Information is not Compliant.

4.2 Negative Covenants. From the date hereof and prior to the earlier to occur of the Closing Date or the date that this Agreement is terminated in accordance with Article 8, except as set forth on Section 4.2 of the Disclosure Schedules, as otherwise provided herein, as required by law, or as Purchaser consents in writing, Sellers will not allow the Company or its Subsidiaries to, and the Company shall not, and shall cause its Subsidiaries not to:

(a) sell, lease, assign, license or transfer any of its material assets or portion thereof (other than sales of inventory in the Ordinary Course of Business and prepayment of Indebtedness using Cash) or any of its material Proprietary Rights (other than non-exclusive licenses granted in the Ordinary Course of Business) or mortgage, pledge or subject them to any additional Lien, except for Permitted Liens;

(b) mortgage, pledge or subject any of its material assets to any Lien, except for Permitted Liens;

(c) make, grant or promise any material bonus or any material increase to the Compensation of any employee, officer or director, or make, grant, promise, or defer payment of, or make any other change in employment terms for, any employee, officer or director, other than (i) routine or annual Compensation increases and benefit plan adjustments in the Ordinary Course of Business, (ii) pursuant to such arrangements as shall have been entered into prior to the date of this Agreement and which have been made available to Purchaser, or (iii) the hiring of new or replacement employees in the Ordinary Course of Business and consistent with the current budgets of the Company and its Subsidiaries;

(d) issue, sell, grant, or otherwise dispose of, or redeem, purchase or otherwise acquire, any of its securities, securities convertible into equity securities or any options, warrants or other rights to purchase its equity securities, other than in respect of the exercise of Company Options as contemplated by Section 9.10;

(e) create, incur, assume or Guarantee any Indebtedness for borrowed money or any Indebtedness either involving more than $250,000 or outside of the Ordinary Course of Business, except for borrowing from banks (or similar financial institutions) necessary to fund capital expenditures in accordance with the Company’s and its Subsidiaries’ budget for capital expenditures and ordinary working capital requirements;

(f) make or change any material Tax election, file any material amended Tax Return, enter into any material Tax closing agreement, settle any material Tax claim or assessment relating to the Company or any of its Subsidiaries, surrender any material right to claim a refund of material Taxes, consent to any material extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or any of its Subsidiaries;

(g) change its fiscal year end;

(h) change any annual accounting period, or, except in so far as may be required by a change in GAAP, adopt or change any accounting method;

(i) (A) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, any Person or division thereof (other than Inventory in the Ordinary Course of Business), or otherwise acquire or license any assets or properties (other than Inventory in the Ordinary Course of Business) that are material, individually or in the aggregate, to the Company and its Subsidiaries taken as a whole or to the Business, (B) effect any recapitalization, reclassification or like change in its capitalization, or (C) make any loan, advance or capital contribution to, or acquire any Equity Interests or securities convertible or exchangeable into Equity Interests in, or otherwise make any investment in, any Person (other than loans or advances to employees in the Ordinary Course of Business in an amount not in excess of $25,000 individually);

(j) amend or authorize the amendment of its articles of incorporation or bylaws (or similar organizational documents);

(k) pay, discharge, settle or satisfy (collectively, “Settlement”) any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction of any of the foregoing (i) in the Ordinary Course of Business or (ii) if the amount involved in such Settlement is less than $250,000 in the aggregate; or defer payment of any accounts payable other than in the Ordinary Course of Business, or give any discount, accommodation or other concession other than in the Ordinary Course of Business;

(l) adopt, amend, modify, or terminate any Benefit Plan, other than with respect to actions permitted by clauses (i) through (iii) of Section 4.2(c) and as required by Applicable Law or by Section 4.7;

(m) make any material capital expenditures or commitments therefor, other than in a manner consistent with the Company’s existing budget for capital expenditures as made available to Purchaser or in the Ordinary Course of Business;

(n) declare or pay, or set aside funds for the payment of, any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its Equity Interests; split, combine or reclassify any of its capital stock (or other Equity Interests) or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock (or other Equity Interests); change any rights, preferences, privileges or restrictions on any of its outstanding Equity Interests; adopt or carry out any plan of liquidation or dissolution; or repurchase, redeem, or otherwise acquire, directly or indirectly, any shares of Company Stock or other Equity Interests;

(o) (i) except in the Ordinary Course of Business, enter into any Contract that would constitute a Material Company Contract, fail to use commercially reasonable efforts to enforce the material terms of or to renew any Material Company Contract, (ii) terminate any Material Company Contract, or (iii) enter into any Contract or letter of intent with respect to any acquisition, sale or transfer of any Real Estate or any material asset of the Company or its Subsidiaries, other than sales of inventory to customers in the Ordinary Course of Business;

(p) (i) commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of the Business (provided that the Company consults with Purchaser prior to the filing of such a suit), or (C) in connection with the enforcement or breach of the terms of this Agreement, or (ii) settle or agree to settle any pending or threatened lawsuit or proceeding or material dispute except for any matter involving less than $250,000 in the aggregate; or

(q) agree in writing or otherwise commit to or take any of the foregoing actions.

4.3 Exclusivity. During the period from the date of this Agreement through the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Article 8, Sellers and the Company will not, and they will direct all of their respective Representatives and Affiliates not to, directly or indirectly, (i) solicit, initiate, discuss, accept or intentionally and knowingly encourage the submission of any inquiry, proposal or offer from any Person relating to, or enter into or consummate any transaction relating to, the acquisition of any Equity Interests in the Company or any of its Subsidiaries or any sale of Assets with an aggregate fair market value in excess of $1,000,000 (other than sales of inventory in the Ordinary Course of Business), any merger, recapitalization or share exchange (with the understanding that this Section 4.3 shall not prohibit (x) the issuance or transfer of not more than 15% in the aggregate of the issued and outstanding Equity Interests of the Sellers’ Representative or of any of its equityholders or indirect beneficial owners and (y) the exercise of Company Options in accordance with Section 9.10) or any similar transaction or any other alternative to the Contemplated Transactions, (each such transaction or series of transactions other than those contemplated by this Agreement, an “Alternative Transaction”) or (ii) enter into, maintain, or continue discussions or negotiations regarding, or furnish or disclose to any Person any information in connection with, or assist or participate in, or facilitate in any other manner, any Alternative Transaction or any effort or attempt by any Person to do or seek any of the foregoing. Without limiting the foregoing, neither any Seller nor the Company nor any of their respective Representatives shall enter into any letter of intent or purchase agreement, merger agreement or other similar agreement having a primary purpose of effecting, or which would effect, any Alternative Transaction with any Person other than Purchaser.

4.4 Reasonable Best Efforts; Cooperation. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall, on or prior to the Closing, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to satisfy the conditions to Closing set forth herein and to consummate the Contemplated Transactions, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of the Contemplated Transactions.

4.5 Regulatory Approval. Without limiting the generality of Section 4.4:

(a) Subject to the terms and conditions of this Agreement, each party shall, and shall cause its Affiliates to, use its reasonable best efforts to (i) file (x) a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as soon as reasonably practicable following the date hereof, but no later than five (5) Business Days after the date hereof and (y) any other filing or notification required pursuant to any other competition or anti-trust related legal or regulatory requirements of foreign jurisdiction, commissions or governing bodies (“Antitrust Law”) with respect to the transactions contemplated hereby as soon as reasonably practicable following the date hereof, but no later than seven (7) Business Days after the date hereof; (ii) supply as promptly as practicable any additional information and documentary material that may be requested or required pursuant to any Antitrust Law, including the HSR Act; and (iii) request early termination of the initial waiting period under the HSR Act, and otherwise cause the expiration or termination of the applicable waiting periods under the HSR Act or any other Antitrust Law as soon as practicable. Each of the Purchaser and the Company shall be responsible for their own fees and expenses incurred in connection with the filings described in this Section 4.5(a).

(b) In connection with the efforts referenced in Section 4.4 and this Section 4.5 to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act, any other Antitrust Law, or any state law, each of the parties shall use reasonable best efforts to (i) cooperate with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other parties informed in all material respects of any material communication received by such party from, or given by such party to, any Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case, regarding any of the transactions contemplated hereby; and (iii) to the extent permitted by law, consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any material communication given to it by, and consult with each other in advance of any meeting or conference with, any Governmental Authority, including in connection with any proceeding by a private party. The foregoing obligations in this Section 4.5(b) shall be subject to the Confidentiality Agreement and any attorney-client, work product or other privilege.

(c) Purchaser agrees to use its reasonable best efforts to take promptly any and all steps necessary to avoid or eliminate each and every impediment under any Antitrust Law that that may be asserted by any Governmental Authority or any other Person with respect to the transaction contemplated by this Agreement so as to enable the Closing to occur expeditiously and in no event later than the Outside Date (as such date may be extended pursuant to Section 8.1(d).

4.6 Purchaser Financing.

(a) Cooperation. Prior to the Closing, the Company shall use reasonable best efforts to, and shall cause its Subsidiaries to use their respective reasonable best efforts to, cause the respective officers, employees and advisors, including attorneys and financial and accounting advisors, of the Company and its Subsidiaries to, provide to Purchaser such cooperation as is reasonably requested by Purchaser in connection with the arrangement (including marketing efforts in connection therewith) by Purchaser of the Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including (i) participating in a reasonable number of meetings, presentations, calls, drafting sessions, lender or rating agency presentations, road shows, due diligence sessions (including accounting due diligence sessions) and sessions with prospective lenders, underwriters, ratings agencies, initial purchasers and other syndication activities, as applicable, in each case at mutually agreed times, (ii) assisting in the preparation of (A) one or more offering documents, private placement memoranda and/or bank information memoranda and similar marketing documents for the Financing, including assistance in the preparation of a business description relating to the Company’s business and the preparation of “Management’s Discussion and Analysis” of the financial statements of the business to be included in offering documents contemplated by the Financing and reviewing and commenting on the draft business description, (B) materials for rating agency presentations and (C) road show materials, other marketing and disclosure documents and customary information in connection with the items in clause (A) and (B) including execution and delivery of customary “10b-5” representation letters and documentary support and pro forma financial statements, (iii) providing documentation and information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations; (iv) obtaining customary payoff letters, lien terminations and security releases to be delivered at Closing to allow for any repayment, discharge and termination of the Repaid Indebtedness as set forth in Section 2.2(c) of the Disclosure Schedules; (v) obtaining accountants’ comfort letters at the expense of and as reasonably requested by Purchaser and accountants’ consents for use of their reports in any materials relating to the Financing, including in each case, from both BDO and Brown Smith Wallace, (vi) executing, delivering and assisting in preparing any certificates, authorization letters, pledge or security documents or other definitive financing documents and related documents, schedules and certificates, (vii) providing promptly the Required Information at such time as it becomes reasonably available to, or reasonably obtainable without liability or material expense by, the Company or its Subsidiaries, (viii) using reasonable best efforts to assist Purchaser in obtaining corporate and facilities ratings in connection with the Debt Financing, and (ix) reasonably cooperating to permit the prospective lenders involved in the Financing to evaluate the Company and its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements to the extent customary and reasonable and otherwise reasonably facilitating the grant of a security interest in collateral and providing related lender protections; provided that (w) neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee, provide any security, make any representations, provide any indemnification or incur any other liability in connection with the Financing that are not contingent upon the Closing, other than customary authorization and representation letters or such obligations for which Purchaser is obligated to reimburse the Company, (x) the effectiveness of any documentation executed by the Company or any of its Subsidiaries with respect to the Financing shall be subject to the consummation of the Closing, (y) neither the Company nor its Subsidiaries shall be required to deliver any financial information with respect to a fiscal month that has not yet ended, and (z) Purchaser shall promptly, upon request by the Company, (A) reimburse the Company and its Subsidiaries for all reasonable documented out-of-pocket costs (including those of their accountants, consultants, legal counsel, agents and other representatives) and (B) indemnify and hold harmless the Company and its Subsidiaries and their respective Affiliates and representative (including accountants, consultants, legal counsel, agents and other representatives) from and against any and all liabilities suffered or incurred by any of them in connection with the arrangement of the Financing, such cooperation or providing any information utilized in connection therewith, except for such liability to which such Person would have incurred regardless of this Section 4.6. None of the Company or any of its Subsidiaries or any of their respective Representatives shall have any liability or incur any losses, damages or penalties with respect to the Financing or any marketing materials, presentations or disclosure documents in connection therewith in the event the Closing does not occur, except as would otherwise be available to Purchaser pursuant to this Agreement. The obligations of Purchaser in the foregoing clause (z) shall survive any termination of this Agreement. Any information provided to Purchaser pursuant to this Section 4.6 shall be subject to the confidentiality provisions of the Commitment Letters. The Company hereby consents to the use of the logos of the Company and its Subsidiaries in connection with the syndication or arrangement of the Financing; provided that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or its Subsidiaries. For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 4.6 represent the sole obligation of the Company and its Subsidiaries and its and their officers, employees and advisors, including attorneys, financial and accounting advisors with respect to cooperation in connection with the arrangement of the Financing. Notwithstanding anything to the contrary contained in this Agreement, including this Section 4.6(a), nothing in this Section 4.6(a) shall require any such cooperation to the extent that it would (A) require the Company or any of its Subsidiaries or their respective Representatives, as applicable, to waive or amend any terms of this Agreement, (B) unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries, (C) require the Company or any of its Subsidiaries to take any action that will conflict with or violate, or result in a violation of, any of the provisions of the Company’s certificate of incorporation or bylaws or equivalent organizational or governing documents, in each case, as in effect on the date hereof, or any Applicable Laws or its existing credit facility (or documents related thereto or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any reasonable or customary restriction contained in any material Contract in any material respect), (D) result in any significant interference with the prompt and timely discharge of the duties of any of the Company’s executive officers, or (E) result in any officer or director of the Company or any of its Subsidiaries incurring personal liability with respect to any matters relating to the Financing.

(b) Purchaser Financing.

(i) Subject to the terms of this Agreement, Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to arrange and obtain the Financing on the terms and conditions described in the Commitment Letters or on other terms that would not reduce the amount of proceeds of the Financing below the amount necessary for Purchaser to consummate the Contemplated Transactions on the terms contemplated hereby and would not reasonably be expected to delay the Closing or make funding materially less likely to occur on the Closing Date (including the exercise of so-called “flex” provisions) on or before the Closing (including using reasonable best efforts to (A) satisfy (or obtain the waiver of) all conditions and covenants applicable to Purchaser in the Commitment Letters and such definitive agreements to be entered into pursuant to the Commitment Letters; provided that with respect to any conditions or covenants that are not within the control of Purchaser, the Purchaser shall only be obligated to use commercially reasonable efforts, and (B) negotiate and enter into definitive agreements with respect to the Financing consistent with the terms and conditions contained in the Commitment Letter or on other terms no less favorable, in the aggregate, to Purchaser than the terms and conditions (including the “flex” provisions) contemplated by the Commitment Letters (or on other terms that would not reasonably be expected to delay the Closing or make funding materially less likely to occur on the Closing Date), other than, in each case, (i) a waiver of any closing conditions by lender(s) or their agent or (ii) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Commitment Letters as of the date hereof or to reassign titles to such parties who had executed the Commitment Letters as of the date hereof. At the written request of the Company, Purchaser shall provide the Company with such information and material documentation as shall be reasonably requested by the Company. It is understood and agreed that “reasonable best efforts” as used in this Section 4.6 shall not require Purchaser to obtain alternative financing if such financing, in Purchaser’s reasonable business judgment, is less favorable in the aggregate (including with respect to fees payable by Purchaser or its Affiliates thereunder) to Purchaser than the Financing contemplated in the Commitment Letters (including with respect to any “flex” provisions).

(ii) Subject to the terms and conditions of the Commitment Letters, Purchaser shall use its reasonable best efforts to cause the Financing Sources and the other Persons providing the Financing to provide the Financing on the Closing Date. In the event any portion of the Financing contemplated in the Commitment Letters becomes unavailable on the terms and conditions (including any “flex” provisions) contemplated in the Commitment Letters, Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to arrange to obtain alternative debt financing from alternative sources in an amount sufficient to consummate the Contemplated Transactions and on terms and conditions no less favorable, in the aggregate, to Purchaser than those in the Commitment Letters as promptly as practicable following the occurrence of such event, provided that in no event shall Purchaser or any of its Affiliates be required to commence any litigation or other legal proceeding against any of its Financing Sources in connection with the Commitment Letters, the Financing (including any alternative financing), this Agreement or the transactions contemplated hereby. Purchaser shall deliver to Sellers true and complete copies of all alternate commitment letters and other Contracts entered into in connection with such alternate Financing (subject to customary redactions of fees in the case of any fee letters) promptly after the execution thereof.

(iii) Purchaser shall promptly (and in any event, within two (2) Business Days) notify the Company in writing (i) of any material breach or material default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or material default) by Purchaser under the Commitment Letters or any definitive agreements related thereto or, to the Knowledge of Purchaser, any other party to any Commitment Letter or definitive agreement related thereto, (ii) of the receipt by Purchaser or any of its Representatives of any written notice or communication from any Person with respect to any (A) actual or potential material breach, default, termination or repudiation by any party to any Commitment Letter or any definitive agreement related thereto (including any proposal by any Financing Source to withdraw, terminate, reduce the amount of financing or delay the timing of financing contemplated by the Commitment Letters) or (B) material dispute or material disagreement between or among any parties to any Commitment Letter or any definitive agreement related thereto, in the case of clauses (A) and (B) above, that could reasonably be expected to result in Purchaser not receiving, or delaying the receipt of, the proceeds of the Financing necessary for Purchaser to consummate the Contemplated Transactions on terms contemplated hereby on the Closing Date, and (iii) if at any time Purchaser believes in good faith that it will not obtain all or any portion of the Financing necessary for the funding of the Transactions on or before the Closing.

(iv) Without the prior written consent of the Company (not to be unreasonably withheld, delayed or conditioned), Purchaser shall not consent to any amendment or modification to (other than pursuant to the exercise of so-called “flex” provisions), or any waiver of any provision or remedy under, any Commitment Letter if such amendment, modification or waiver would impose new or additional conditions precedent or change the conditions precedent set forth therein (unless such expanded or new conditions precedent would not reasonably be expected to prevent, impair or materially delay the Closing), reasonably be expected to materially delay the timing of the Closing, reduce the aggregate cash amount of the funding commitments thereunder below the amount necessary for Purchaser to consummate the Contemplated Transactions on the terms contemplated hereby, materially and adversely impact the ability of Purchaser to enforce its rights under the Commitment Letters or to consummate the Contemplated Transactions (collectively, the “Restricted Commitment Letter Amendments”) (for the avoidance of doubt, it is understood that, subject to the limitations set forth in this Section 4.6 and in the Commitment Letters, Purchaser may amend any Commitment Letter to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities). For purposes of this Agreement, references to either “Commitment Letter” and to the “Financing” (in each case, other than references to such terms for purposes of representations made at the date of this Agreement) shall include such document and such financing contemplated thereby as permitted or required by this Section 4.6 to be amended, modified, replaced or waived, in each case from and after such amendment, modification, replacement or waiver.

(c) Notwithstanding anything to the contrary herein, Purchaser acknowledges and agrees that its obligations to consummate the transactions contemplated by this Agreement are not conditioned or contingent upon receipt of the Financing.

4.7 Termination of Certain Benefit Plans. The Company’s board of directors shall adopt resolutions, effective no later than the day immediately preceding the Closing Date to terminate each 401(k) Plan, unless Purchaser provides the Company with written notice of its election to have the Company or its Subsidiaries continue to maintain any such 401(k) Plan following the Closing (an “Election Notice”) at least five (5) Business Days before the Closing Date. Unless Purchaser provides an Election Notice to the Company, the Company shall deliver to Purchaser, prior to the Closing Date, evidence that the Company’s board of directors has validly adopted resolutions to terminate the 401(k) Plans (the form and substance of which resolutions shall be subject to review and approval by Purchaser (which review and approval shall not be unreasonably withheld or delayed)), effective on the date immediately preceding the Closing Date. With respect to each terminated 401(k) Plan, such 401(k) Plan’s participants shall be notified of the plan’s termination prior to such termination and Purchaser shall take such actions as are necessary to permit employees of the Company and its Subsidiaries to rollover their account balances under such 401(k) Plan (including notes associated with plan loans) to a 401(k) plan sponsored by Purchaser or its Affiliates.

4.8 Third Party Consents. Notwithstanding any provision herein to the contrary, each party hereto shall use its reasonable best efforts to give any required notice(s) to, and obtain any required consent(s) from, those third parties that are identified on Sections 5.5(b)(3) and 5.5(b)(5) of the Disclosure Schedules; provided, however, that in no event shall (a) the provisions of this Section 4.8 require any Seller, the Company or any of its Subsidiaries to pay any consideration to any third party for, or otherwise in connection with, the giving of notices or the obtaining of consents and (b) the delivery of any such notices or the receipt of any such consents be a condition to the Closing.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

As a material inducement to Purchaser to enter into this Agreement and purchase from each Seller the Company Stock to be purchased by Purchaser hereunder, except as set forth in the corresponding Section or subsection of the disclosure schedules delivered by the Company to Purchaser contemporaneously with the execution of this Agreement (the “Disclosure Schedules”), it being agreed that disclosure of any item on the Disclosure Schedules shall be deemed to be a disclosure with respect to any other Section or subsection of Article 5 or 6 to the extent the applicability of such disclosure to such other Section or subsection of Article 5 or 6 is reasonably apparent on the face of such disclosure, each Seller represents and warrants to Purchaser as of the date hereof and as of the Closing Date as set forth in this Article 5 as follows:

5.1 Organization and Power. Section 5.1 of the Disclosure Schedules to this Agreement sets forth for each of the Company and each of its Subsidiaries, its name and jurisdiction of organization. Each of the Company and each Subsidiary is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization or formation, as applicable. Each of the Company and each of its Subsidiaries is qualified to do business and is in good standing in each jurisdiction listed on Section 5.1 of the Disclosure Schedules, which jurisdictions constitute all of the jurisdictions in which the ownership of properties or the proper conduct of the Business requires the Company and its Subsidiaries to be so qualified, except where the failure to so qualify has not had, or would not reasonably be expected to have, a Material Adverse Effect. The Company and each Subsidiary has all requisite power and authority to own, lease and operate its properties and assets and carry on the Business as now conducted. The Company and each Subsidiary has all requisite corporate power and authority to execute and deliver this Agreement and the other agreements contemplated hereby and to perform its obligations hereunder and thereunder.

5.2 Subsidiaries. Section 5.2(a) of the Disclosure Schedules sets forth a true, correct, and complete list of each of the Company’s Subsidiaries. All of the issued and outstanding shares of capital stock or other equity securities of each Subsidiary are owned by the Company and other Persons in the respective amounts set forth on Section 5.2(a) of the Disclosure Schedules, free and clear of all Liens (other than any restrictions under the Securities Act, state securities laws and the articles of incorporation or bylaws or similar organizational documents of the Company or any of its Subsidiaries, correct and complete copies of which have been made available to Purchaser as contemplated by Section 10.5(d)). Neither the Company nor any of its Subsidiaries (i) controls, directly or indirectly, or owns any direct or indirect Equity Interest in any Person that is not a Subsidiary of the Company or (ii) is subject to any obligation to make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

5.3 Authorization.

.

(a) The execution, delivery and performance by the Company of this Agreement, the other agreements contemplated hereby and each of the Contemplated Transactions have been duly and validly authorized by the Company and no other act or proceeding on the part of the Company, its Subsidiaries, or the Company’s or any of its Subsidiaries’ board of directors is necessary to authorize the execution, delivery or performance by the Company of this Agreement or any other agreement contemplated hereby or the consummation of the Contemplated Transactions. The Company’s execution and delivery of this Agreement and the consummation of the Contemplated Transactions will not violate, or result in a violation of, any of the provisions of its certificate of incorporation or bylaws or equivalent organizational or governing documents. This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement and the other agreements contemplated hereby by the other parties hereto and thereto, this Agreement constitutes, and the other agreements contemplated hereby upon execution and delivery by the Company will each constitute, a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as the enforceability hereof or thereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditor’s rights generally and as limited by the availability of specific performance and other equitable remedies or applicable equitable principles (whether considered in a proceeding at law or in equity).

(b) Except as disclosed on Section 5.3(b) of the Disclosure Schedules, no action by (including any authorization by or consent or approval of), or in respect of, or filing with, any Governmental Authority is required by or on behalf of any of the Company or any of its Subsidiaries in respect of any of the Company or its Subsidiaries, the Business or any assets of the Company or any of its Subsidiaries, for, or in connection with, (i) the valid and lawful authorization, execution, delivery and performance by the Company of this Agreement or any Ancillary Agreement to which it is, or will be at Closing, a party or (ii) the consummation of the Contemplated Transactions, except for such consents, authorizations or approvals as may be required under the HSR Act or other applicable Antitrust Laws.

5.4 Capitalization.

(a) Section 5.4 of the Disclosure Schedules accurately sets forth all of the authorized and outstanding Equity Interests of the Company and each of its Subsidiaries, including the identity of each owner of such Equity Interests and number of shares held by each holder. All of the issued and outstanding capital stock (or, where applicable, other Equity Interests) of the Company and its Subsidiaries have been duly authorized, are validly issued, fully paid and nonassessable (or with respect to other Equity Interests, have been legally issued). All of the issued and outstanding shares of capital stock of the Company are uncertificated. As of the date of this Agreement, all of the outstanding Equity Interests of the Company and its Subsidiaries are held of record by the Persons in the respective amounts set forth on Section 5.4 of the Disclosure Schedules. Except as set forth on Section 5.4 of the Disclosure Schedules, none of the Company or any of its Subsidiaries has any issued or outstanding Equity Interests or holds shares of its capital stock (or other Equity Interests) in its treasury.

(b) Except for Purchaser’s rights pursuant to this Agreement, the exercise of Company Options as contemplated by Section 9.10, or as disclosed in Section 5.4 of the Disclosure Schedules, (i) there are no outstanding options, warrants, rights, contracts, pledges, calls, puts, rights to subscribe, conversion rights or other agreements or commitments to which the Company or any Subsidiary is a party or which is binding upon the Company or any Subsidiary providing for the issuance, disposition or acquisition of any of its Equity Interests or any rights or interests exercisable therefor, (ii) there are no stockholders agreements, or other Contracts relating to, the ownership, transfer or voting of any Equity Interests in the Company or any of its Subsidiaries, or otherwise affecting the rights of any holder of the Equity Interests in the Company or any of its Subsidiaries, (iii) there are no Contracts of the Company or any of its Subsidiaries which obligates the Company or any of its Subsidiaries to purchase, redeem or otherwise acquire, or make any payment (including any dividend or distribution) in respect of, any Equity Interest in the Company or any of its Subsidiaries, and (iv) there are no existing rights with respect to registration under the 1933 Act of any Equity Interests in any of the Company or any of its Subsidiaries. There are no outstanding or authorized equity appreciation, phantom stock or similar rights with respect to the Company or any Subsidiary. The Company Stock and the Equity Interests of the Subsidiaries of the Company are not subject to and were not issued in violation of any preemptive rights or similar rights created by statute or the articles of incorporation or bylaws of the Company or similar governing documents of any Subsidiary and were issued in compliance in all material respects with all applicable securities laws or exemptions therefrom.

(c) Liens on Equity Interests. The Company or a Subsidiary of the Company is the record owner of all of the Equity Interests of each of the Company’s Subsidiaries reflected as being owned by the Company or such Subsidiary on Section 5.4 of the Disclosure Schedules and holds such Equity Interests free and clear of all Liens (other than any restrictions under the Securities Act, state securities laws and the articles of incorporation or bylaws of the Company or similar governing documents of any Subsidiary, correct and complete copies of which have been made available to Purchaser as contemplated by Section 10.5(d)) except as disclosed on Section 5.4 of the Disclosure Schedules.

5.5 Absence of Conflicts. Except as disclosed on Section 5.5 of the Disclosure Schedules, neither the authorization, execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is, or will be at the Closing, a party, nor the consummation of the Contemplated Transactions will:

(a) assuming the making of all necessary filings required under the HSR Act and other applicable Antitrust Laws and except as disclosed on Section 5.5 of the Disclosure Schedules, conflict with or result in a breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, any Applicable Law applicable to the Company or any of its Subsidiaries, the Business or any assets of any of the Company or any of its Subsidiaries;

(b) (1) require consent or notice under, violate, conflict with, result in any breach of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination or acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any authorization, consent or approval of or notice or payment to any Person, or require any offer to purchase or prepayment of any Indebtedness or liability under, or result in the creation of any Lien upon or forfeiture of any of the material rights, properties or assets of any of the Company or any of its Subsidiaries under, any terms, conditions or provisions of (i) the Company’s or any of its Subsidiaries’ articles of incorporation, bylaws or similar governing documents, (ii) any Material Company Contract, or (iii) any material Permit applicable to or held by any of the Company or any of its Subsidiaries; or (2) require any authorization, consent, approval, exemption or other action by or notice to any Governmental Authority under the provisions of any law, statute, rule, regulation, judgment, order or decree (except for any such actions required by the HSR Act or any other Antitrust Law);

(c) alone or in combination with any other event, result in any Change of Control Payment; or

(d) to the Knowledge of the Company, alone or in combination with any other event, cause any bonus, severance or other payment or other form of Compensation to be created, increased, accelerated, accrue or become payable by the Company or any of its Subsidiaries to any present or former director, stockholder, employee, independent contractor or consultant thereof pursuant to any non-written Contract.

5.6 Financial Matters.

(a) Section 5.6(a) of the Disclosure Schedules contains true, correct and complete copies of the Financial Statements. The Financial Statements are accurate, complete and consistent with the books and records of the Company and its Subsidiaries in all material respects and present fairly in all material respects the financial condition, assets and liabilities, results of operations and cash flows of the Company and its Subsidiaries (taken as a whole) throughout the periods covered thereby and such Financial Statements have been, or will be in the case of the Update Financials, prepared in accordance with GAAP consistently applied throughout the periods indicated.

(b) Section 5.6(b) of the Disclosure Schedules sets forth true and correct Summary Financial Information with respect to BMC Far East Limited and its Subsidiaries.

5.7 Absence of Certain Developments. Since December 31, 2014, neither the Company nor any of its Subsidiaries has (a) suffered a Material Adverse Effect, (b) suffered any extraordinary casualty loss, except for any such casualty loss covered by insurance, or (c) taken any of the actions specified in Section 4.2.

5.8 Real Property.

(a) Section 5.8(a) of the Disclosure Schedules sets forth the street address of each Owned Real Property and the name of the Company or Subsidiary that is the owner of such Owned Real Property. Except as set forth on Section 5.8(a) of the Disclosure Schedules, (i) the Company or its Subsidiaries, as the case may be, has good, clear, valid, record and marketable fee simple title to the Owned Real Property, free and clear of all Liens except Permitted Liens; (ii) there are no leases, subleases, licenses, concessions, or other agreements granting to any party or parties the right of use or possession of any portion of the Owned Real Property; (iii) other than the right of Purchaser pursuant to this Agreement, there are no outstanding options or rights of first refusal with respect to the Owned Real Property, or any portion thereof or interest therein; and (iv) no eminent domain or condemnation Actions relating to the Real Property is pending or, to the Knowledge of the Company, threatened, against any Real Property or that would preclude or materially impair or affect adversely the current use or occupancy of such Real Property. None of the Company’s or any of its Subsidiaries’ current use of the Real Property violates in any material respect any restrictive covenant of record that affects any of the Real Property. The buildings, plants, improvements or structures located on the Real Property are in good operating condition in all material respects (except for reasonable and customary wear and tear) and are adequate and suitable for their current uses and purposes. Since December 31, 2014, there has been no material destruction, damage or casualty with respect to any Real Property or any building, plant, improvement or structure located thereon that has not been substantially repaired.

(b) Section 5.8(b) of the Disclosure Schedules sets forth a correct and complete list of all Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each such Leased Real Property, including the date of and name of each of the parties to such Lease. With respect to each Lease, (i) the lease agreement is a valid and binding agreement of the Company or its Subsidiaries that is a party thereto, subject to proper authorization and execution of such

Lease by the other party thereto and the application of any bankruptcy or other creditor’s rights laws and (ii) the Company and its Subsidiaries have not received any notice of any condemnation Proceedings relating to the property affecting adversely the current use or occupancy. Except as set forth on Section 5.8(b) of the Disclosure Schedules, the execution and delivery of this Agreement by the Company and each Seller and the consummation of the Transactions do not and will not result in a material breach or violation of, or constitute a material default or an event that, with the passage of time or the giving of notice, or both, would constitute a material default, give rise to a right of termination, material modification (including as to the amount, timing or nature of lease payments), cancellation or acceleration or require the consent or approval of any party under any lease with respect to the Leased Real Property. The Company has, prior to the date hereof, delivered or made available to Purchaser true, complete and correct copies of each Lease document.

(c) With respect to the Real Property, except as set forth in Section 5.8(c) of the Disclosure Schedules:

(i) with the exception of assessments disclosed on the Tax records as collected as part of real estate Taxes, all of which are paid current, the Company and its Subsidiaries have not received any written notice and have no Knowledge of any special or general Taxes or assessments that have been levied;

(ii) all facilities are supplied with such utilities and other services as reasonably necessary for the operation of such facilities as currently operated; and

(iii) no material casualty has occurred with respect to any of the buildings, structures, fixtures or other improvements to the properties that has not been restored to the condition existing prior to the casualty.

5.9 Assets. Except as set forth on Section 5.9 of the Disclosure Schedules:

(a) The Company and each of its Subsidiaries has sole and exclusive, good and marketable title to, or, in the case of property held under a lease or other Contract, holds pursuant to valid and enforceable leases, all of the tangible properties, rights and assets reflected in the 2014 Balance Sheet, except for such assets that have been sold or otherwise disposed of in the Ordinary Course of Business since December 31, 2014 (collectively, the “Assets”). None of the Assets is subject to any Lien other than Permitted Liens.

(b) All of the tangible and intangible properties and assets, whether real, personal or mixed, that are used or held for use in and necessary for the Business are owned, leased, or the subject of all necessary rights to use by the Company or its Subsidiaries. All material facilities, machinery, equipment, fixtures, vehicles, and other personal properties owned, leased, subleased, licensed or used by the Company or its Subsidiaries in the Business are in all material respects in good operating condition, subject only to normal wear and tear, and reasonably fit and usable for the purposes for which they are currently being used. The Company and its Subsidiaries hold all assets and properties necessary to operate the Business in a manner consistent with past practices in all material respects.

5.10 Contracts and Commitments.

(a) Section 5.10 of the Disclosure Schedules lists under the relevant heading all of the following Contracts to which the Company or any of its Subsidiaries is a party and which are in effect as of the date hereof:

(i) Contracts with the Major Customers and the Major Suppliers (in each case as defined below);

(ii) Contracts relating to Indebtedness of the Company or any of its Subsidiaries or any Guarantee by the Company or any of its Subsidiaries of any obligation in respect of borrowed money;

(iii) employment and non-competition agreements with any employee or officer whose base salary is equal to or greater than $150,000;

(iv) consulting agreements with any consultant whose annual Compensation thereunder is equal to or greater than $150,000;

(v) any Contract (or group of related Contracts) for the purchase, sale, construction, repair or maintenance of inventory, raw materials, commodities, supplies, goods, products, equipment or other property, or for the furnishing or receipt of services, in each case, the performance of which will extend over a period of more than one year, and which provides for aggregate payments to or by the Company or any of its Subsidiaries in excess of $250,000;

(vi) any Contract relating to the acquisition or disposition by the Company or any of its Subsidiaries, at any time during the last three (3) years, of (A) any business (whether by merger, consolidation or other business combination, sale of securities, sale of assets or otherwise) or (B) any material asset other than in the Ordinary Course of Business, and in each case for consideration in excess of $250,000;

(vii) any Contract concerning or consisting of a partnership, limited liability company, joint venture or similar agreement;

(viii) any Contract containing covenants that in any way purport to (A) materially restrict the Company or any of its Subsidiaries from soliciting, hiring or engaging of any Person or soliciting any customer of the Company or any of its Subsidiaries, (B) materially limit the freedom of the Company or any of its Subsidiaries to engage in any line of business or compete with any Person;

(ix) any Contract under which the Company or any of its Subsidiaries is, or may become, obligated to incur any severance pay or Change of Control Payments;

(x) any material agency, dealer, distributor, sales representative, marketing or other similar Contract involving aggregate payments in excess of $250,000;

(xi) any Contract, other than Leases of the Leased Real Property, relating to the lease or license of any material asset having a value of in excess of $250,000 annually, including Proprietary Rights (and including all customer license and maintenance agreements other than licenses of commercially available software) that is not included on Section 5.11(b) of the Disclosure Schedules or that involves aggregate payments in excess of $250,000 annually;

(xii) any Contract with a Governmental Authority involving aggregate payments, contributions, investments, or expenditures in excess of $250,000;

(xiii) any Contract under which the Company or any of its Subsidiaries has advanced or loaned an amount to any of its Affiliates or employees other than in the Ordinary Course of Business; and

(xiv) any other written Contract between the Company or any of its Subsidiaries, on the one hand, and any Seller (or Affiliate or Family Member thereof), on the other hand, that will continue in effect after the Closing.

(b) The Company has delivered or made available to the Purchaser accurate and complete copies of each written Contract listed on Section 5.10 of the Disclosure Schedules, in each case, as amended or otherwise modified and in effect.

(c) No Material Company Contract has been breached in any material respect or canceled or repudiated by the other party which has not been duly cured or reinstated. Neither the Company nor any of its Subsidiaries is in material breach or violation of, or default under, any such Material Company Contract that has not been validly waived cured or waived. Each Material Company Contract is (i) a valid, binding and enforceable obligation of the Company or its Subsidiaries, and to the Knowledge of the Company, each other party thereto, (ii) in full force and effect, and (iii) subject to obtaining any necessary consents disclosed in Sections 5.3(b) and 5.5 of the Disclosure Schedules, will continue to be so enforceable and in full force and effect on identical terms following the consummation of the Contemplated Transactions (determined without regard to any actions of Purchaser from and after the Closing).

5.11 Intellectual Property; Proprietary Rights.

(a) Section 5.11(a) of the Disclosure Schedules sets forth a list of all patents or other registrations for Proprietary Rights and pending patent applications and applications for registration of other Proprietary Rights, including domain names in each case, owned, filed by, or exclusively licensed to the Company or any of its Subsidiaries (“Registered Proprietary Rights”). The Company and its Subsidiaries maintain commercially reasonable practices to sustain the validity of all Registered Proprietary Rights material to the Business, all of which are, to the Knowledge of the Company, valid and all maintenance payments are current thereon. Except as set forth in Section 5.11(a) of the Disclosure Schedules, with respect to each item of Company Proprietary Rights: (a) Company and its Subsidiaries own or possess all right, title and interest in and to the item, free and clear of any Lien other than Permitted Liens; (b) the item is not subject to any outstanding injunction, judgment, order, decree, ruling or charge; and (c) no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending or, to the Knowledge of the Company or its Subsidiaries, is threatened that challenges the validity, enforceability, use, or ownership of the item.

(b) Section 5.11(b) of the Disclosure Schedules sets forth a list of all (i) agreements under which the Company or any of its Subsidiaries have granted a license to any Person to use any Company Proprietary Rights (other than customer contracts in the Ordinary Course of Business); and (ii) agreements under which any third party has granted to the Company or any of its Subsidiaries a license to use any Proprietary Rights (other than licenses of commercially available software) material to the Business. Company has delivered to Purchaser correct and complete copies of all such licenses. No license set forth on Section 5.11(b) of the Disclosure Schedules has been breached in any material respect or canceled by the other party which has not been duly cured or reinstated. For each such license, neither the Company nor any of its Subsidiaries is in receipt of any written claim of default that has not been validly cured or waived. Each such license is a valid and binding obligation of the Company or any of its Subsidiaries, as applicable.

(c) Each of the Company Proprietary Rights existing immediately prior to the Closing that is material to the Business will be owned, licensed or available for use by the Company or its Subsidiaries on identical terms immediately following the Closing. Except as disclosed on Section 5.11(c) of the Disclosure Schedules, (i) neither the Company nor its subsidiaries have, to the Company’s Knowledge, interfered with, infringed upon, diluted, misappropriated, or violated any Proprietary Rights of any Person and there are no facts indicating a likelihood of the foregoing; (ii) there are no pending claims against the Company or any of its Subsidiaries contesting their ownership or use of any Company Proprietary Rights or claiming that the Company or any of its Subsidiaries has infringed the Proprietary Rights of any third party, and neither the Company nor its Subsidiaries have received any written charge, complaint, claim, demand, or notice alleging interference, infringement, dilution, misappropriation, or violation of the Proprietary Rights of any Person (including any invitation to license or request or demand to refrain from using any Proprietary Rights of any Person in connection with the conduct of the Business); and (iii) to the Knowledge of the Company, no third party is infringing any material Proprietary Rights owned by the Company, and neither the Company nor its Subsidiaries have sent any Person a written charge, complaint, claim, demand, or notice alleging interference, infringement, dilution, misappropriation, or violation of any Company Proprietary Rights which are material to the operation of the Business (including any invitation to license or request or demand or to refrain from using such Company Proprietary Rights).

(d) Neither the Company nor any of its Subsidiaries has disclosed any material confidential information to any third party other than pursuant to a written confidentiality agreement pursuant to which such third party agrees to protect such confidential information or otherwise in accordance with the Company’s and its Subsidiaries’ reasonable business practices. Without limiting the foregoing, the Company and its Subsidiaries maintain commercially reasonable practices to protect the confidentiality of the Company’s and its Subsidiaries’ confidential information and trade secrets. The Company and its Subsidiaries maintain disaster recovery plans that they believe to be commercially reasonable. To the Company’s Knowledge, there have been no security breaches relating to, or violations of any privacy or security policy regarding, or any unauthorized access of, any personally identifiable data or information used by the Company or its Subsidiaries. The Company and its Subsidiaries maintain policies and procedures regarding data security and privacy and maintain administrative, technical, and physical safeguards that they believe to be commercially reasonable.

(e) The Company and its Subsidiaries maintain disaster recovery plans that they believe to be commercially reasonable. To the Company’s Knowledge, there have been no security breaches relating to, or violations of any privacy or security policy regarding, or any unauthorized access of, any personally identifiable data or information used by the Company or its Subsidiaries. The Company and its Subsidiaries maintain policies and procedures regarding data security and privacy and maintain administrative, technical, and physical safeguards that they believe to be commercially reasonable.

(f) All Company Proprietary Rights owned by the Company or any of its Subsidiaries were created solely by either (i) employees of the Company or its Subsidiaries acting within the scope of their employment who have validly assigned all of their rights in and to such Company Proprietary Rights to Company or its Subsidiaries (as applicable), or (ii) other Persons who validly assigned all of their rights in and to such Company Proprietary Rights to Company or its Subsidiaries (as applicable). The Company and its Subsidiaries have entered into written agreements with its employees and consultants sufficient to assign to such Company or its Subsidiary (as applicable) all rights to any inventions, improvement, discoveries or information included within such Company Proprietary Rights. No current or former employee or consultant of the Company or its Subsidiaries owns any rights in or to any Company Proprietary Rights.

5.12 Governmental Licenses and Permits. Section 5.12 of the Disclosure Schedules contains a complete listing of all material Governmental Licenses necessary for the ownership and operation of the assets of the Company and its Subsidiaries and the conduct of the Business. The Company and its Subsidiaries own or possess all right, title and interest in and to all of the material Governmental Licenses that are necessary for the ownership and operation of its assets and for the conduct of the Business, and each such material Governmental License is valid and in full force and effect. The Company and each of its Subsidiaries is in compliance in all material respects with the terms and conditions of each such material Governmental License. Since February 29, 2012, none of the Company or any of its Subsidiaries has received any written notice that it is in violation of any of the terms or conditions of any such material Governmental License, except to the extent such violation has been cured.

5.13 Litigation; Proceedings. Except as set forth in Section 5.13 of the Disclosure Schedules, there are no Actions pending or, to the Company’s Knowledge, threatened against the Company, its Subsidiaries or any of their assets or the Business. Neither the Company nor any of its Subsidiaries, nor their respective material assets or material properties, nor, to the Knowledge of the Company, any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company), is subject to any currently effective material Government Order.

5.14 Compliance with Laws; Permits.

(a) The Company and its Subsidiaries are, and have been since February 29, 2012, in compliance with all Applicable Laws in all material respects. No written notice has been received by the Company or its Subsidiaries alleging a violation of or liability or potential responsibility under any such law, rule or regulation which is pending or remains unresolved.

(b) In the conduct of the Business, none of the Company or any of its Subsidiaries, nor any of their respective Representatives on behalf of the Company or any of its Subsidiaries, has (i) directly or indirectly, given, or agreed to give, any illegal gift, contribution, payment or similar benefit to any supplier, customer, governmental official or employee or other Person who was, is or may be in a position to help or hinder the Company or any of its Subsidiaries (or assist in connection with any actual or proposed transaction) or made, or agreed to make, any illegal contribution, or reimbursed any illegal political gift or contribution made by any other Person, to any candidate for federal, state, local or foreign public office or (ii) established or maintained any unrecorded fund or asset or made any false entries on any books or records for any purpose.

(c) Each of the Company and each of its Subsidiaries has been duly granted all material Permits necessary for the conduct of the Business. Except as disclosed on Section 5.14 of the Disclosure Schedules, (i) each of the Company’s and each of its Subsidiaries’ material Permits is valid and in full force and effect, and (ii) none of the Company or any of its Subsidiaries is in breach or violation of, or default under, any such material Permit.

5.15 Employees.

(a) Except as disclosed in Section 5.15 of the Disclosure Schedules, neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, memoranda of understanding, voluntary recognition agreement, letter of understanding, commitment or other labor agreement with any union or labor organization. Neither the Company nor any of its Subsidiaries are subject to any union organizing activity, request for recognition, application for certification of a collective bargaining agent, petition, or representation proceeding seeking to compel, require, or demand it or them to recognize or bargain with any union or labor organization.

(b) Except as disclosed in Section 5.15 of the Disclosure Schedules, as of the date hereof, there is no unfair labor practice complaint, claim of default, employment discrimination charge or complaint, or other material grievance, action, application or employment-related complaint pending against the Company or any of its Subsidiaries or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries before any Governmental Authority. There is no strike, picketing, lockout, slowdown, work stoppage, or other dispute pending or threatened against the Company or any of its Subsidiaries, nor are there any material employee grievances pending under any previously-established grievance procedure. The Company and its Subsidiaries are in compliance with all applicable federal, state and local laws with respect to employment practices, labor relations, safety and health regulations and mass layoffs and plant closings, except where such non-compliance could not reasonably be expected to have a Material Adverse Effect.

(c) Except as disclosed in Section 5.15 of the Disclosure Schedules, neither the Company nor any of its Subsidiaries has within the six (6) months preceding the date hereof caused with respect to employees (i) a plant closing as defined in the WARN Act affecting any site of employment or one or more operating units within any site of employment, (ii) a mass layoff as defined in the WARN Act, or (iii) layoffs or employment terminations sufficient in number to trigger any applicable state or provincial law similar to the WARN Act. Neither the Company nor any of its Subsidiaries has given, and has not been required to give, any notice under the WARN Act or any Applicable Law similar to the WARN Act within 90 days prior to the date hereof and does not expect to incur any such obligation or liability as a result of actions taken or not taken prior to or as of the Closing Date.

(d) The Company and its Subsidiaries are in compliance in all material respects with all Applicable Laws related to employment, including the Immigration Reform and Control Act, as amended, those related to wages, hours (including payment of overtime required by state, provincial or federal law), employment standards, labor relations, discrimination, harassment, retaliation, pension and welfare benefits plans, workers’ compensation, and the payment of state, provincial and federal payroll taxes, including Social Security taxes.

(e) Except with respect to employment agreements and offer letters disclosed on Section 5.16(a)(iii) of the Disclosure Schedules, the employment of each of the Company’s and its Subsidiaries’ employees in the United States is terminable at will without severance obligations to the Company or its Subsidiaries. No employee or former employee of the Company of any of its Subsidiaries has the right to be rehired by the Company or any of its Subsidiaries prior to their hiring a person not previously employed by the Company or any of its Subsidiaries.

(f) As of the date hereof, to the Knowledge of the Company, no director, executive officer, or other employee or group of employees material to the Company or any of its Subsidiaries has provided written notice to the Company of plans to terminate his or her employment.

(g) To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries, nor any consultant with whom the Company or any of its Subsidiaries has contracted, is in violation of any term of any employment contract, restrictive covenant agreement, proprietary information agreement, or any other agreement relating to the right of any such individual to be employed by, or to contract with, the Company or any of its Subsidiaries because of the nature of the business conducted by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any written notice alleging that any such violation has occurred.

5.16 Employee Benefit Plans.

(a) Benefit Plans. Section 5.16(a) of the Disclosure Schedules sets forth a complete list of all (i) “employee benefit plans” (as defined in Section 3(3) of ERISA), (ii) nonqualified deferred compensation plans (as defined in Section 409A of the Code), and (iii) bonus, pension, profit sharing, deferred compensation, incentive compensation, excess benefit, stock, stock option, severance, termination pay, change in control, retention, employment, consulting, or other material fringe benefit, perquisite, reimbursement or employee benefit plans, programs, Contracts or arrangements (other than those required to be maintained by law) (aa) currently maintained, or contributed to, or required to be maintained or contributed to, by the Company or any of its Subsidiaries for the benefit of, or providing benefits as of the date hereof to, any current or former employees, independent contractors, officers or directors of the Company or any of its Subsidiaries (or any of their dependents), or (bb) with respect to which the Company or any of its Subsidiaries has or could reasonably be expected to have any liability, including without limitation, as a result of the Company or any of its Subsidiaries, together with any other Person or entity, being treated as a single employer under Section 414 of the Code (each an “ERISA Affiliate”) (individually, a “Benefit Plan” and collectively, the “Benefit Plans”); provided, however, that this Section 5.16(a) shall not require disclosure of any employment or consulting agreement that is not required to be disclosed on Section 5.10 of the Disclosure Schedules pursuant to Sections 5.10(a)(iii) and 5.10(a)(iv) of this Agreement.

(b) Benefit Plan Documents. As applicable with respect to each Benefit Plan set forth on Section 5.16(a) of the Disclosure Schedules, the Company has delivered or made available to Purchaser, true and complete copies of: (i) each Benefit Plan, including all amendments thereto, and in the case of an unwritten Benefit Plan, a written description thereof, (ii) all current trust documents, custodial agreements, insurance contracts, stop-loss insurance policies, and other funding arrangements relating thereto, (iii) the most current summary plan description and each summary of material modifications thereto and employee handbooks, (iv) the most recent annual report (Form 5500 and all schedules thereto) filed with the Internal Revenue Service (“IRS”) or Department of Labor, (v) the most recent IRS determination or opinion letter and any currently pending application to the IRS for a determination letter, (vi) all records, notices and filings concerning any pending or threatened IRS, Department of Labor or Pension Benefit Guaranty Corporation (“PBGC”) audits or investigations, and (vii) any correspondence with any Governmental Authority in connection with any audit, closing agreement or self-correction program.

(c) No Liabilities. Each Benefit Plan (and each related trust, insurance contract, or fund), has been maintained, funded and administered, in all material respects, in accordance with the terms of such Benefit Plan, ERISA, the Code, and other applicable laws. All filings required by ERISA and the Code as to each Benefit Plan have been timely, completely and accurately filed in all material respects, and all notices and disclosures to participants required by either ERISA or the Code or applicable state or local law have been timely, completely and accurately provided in all material respects. No funding shortfall (as that term is defined in Section 303 of ERISA and Code Section 430) has been incurred with respect to any such Benefit Plan subject to those provisions.

(d) No Multiemployer, Title IV, Foreign Plans. Neither the Company nor any of its Subsidiaries maintains, contributes to or has any liability with respect to any Benefit Plan or other “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) subject to Title IV of

ERISA or Section 412 of the Code or has been required to contribute to or has any withdrawal liability (within the meaning of ERISA Section 4201) to any Multiemployer Plan (as defined in ERISA Section 3(37) and 4001(a)(3)), including on account of an ERISA Affiliate. Neither the Company nor any of its Subsidiaries maintains, contributes to or has any liability with respect to any Benefit Plan or other plan, fund or benefit arrangement which would be subject to foreign laws or covers individuals who are or were regularly employed outside of the United States.

(e) Qualified Plans. All Benefit Plans that are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code (the “Pension Plans”) have received determination or opinion letters from the IRS to the effect that such Pension Plans are qualified. No determination letter with respect to any Pension Plan has been revoked and, to the Knowledge of the Company, no event has occurred and no condition exists which could reasonably be expected to result in the revocation of, or have any adverse effect on, any such determination.

(f) Administration. There have been no non-exempt prohibited transactions with respect to any Benefit Plan, and, to the Knowledge of the Company, no fiduciary of any Benefit Plan has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Benefit Plan.

(g) No Claims. Other than claims for benefits submitted by participants or beneficiaries, no claim against, audit or legal proceeding involving, any Benefit Plan is pending or, to the Knowledge of the Company, is threatened.

(h) Executive Compensation. Neither the Company nor any of its Subsidiaries is a party to any arrangement, oral or written, that would provide a gross-up or reimbursement to any employee or independent contractor for the cost of Taxes or penalties imposed under Section 4999 or 409A of the Code on such person with respect to any “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code, and all such “nonqualified deferred compensation plans” subject to Code Section 409A have complied, both in form and operation, in all material respects with Code Section 409A and the regulatory and other guidance promulgated thereunder.

5.17 Tax Matters.

(a) The Company and its Subsidiaries have properly and timely filed all material Tax Returns required to be filed by them, and all such Tax Returns are true and accurate in all material respects. All material Taxes due and payable by the Company and its Subsidiaries whether or not shown on such Tax Returns have been paid. The Company has made available to Purchaser complete and accurate copies of all material Tax Returns filed with respect to the Company and its Subsidiaries for taxable periods ending on or after December 31, 2011. No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or its Subsidiaries is or may be subject to taxation in that jurisdiction, nor, to the Knowledge of the Company or the Sellers’ Representative, is there any material factual or legal basis for any such claim.

(b) Each of the Company and its Subsidiaries has properly and timely withheld and paid to the appropriate taxing authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any shareholder, employee, creditor, independent contractor, or other third party.

(c) Neither the Company nor any of its Subsidiaries have consented to extend the time in which any Tax may be assessed or collected by any taxing authority, which extension is in effect as of the date hereof.

(d) Neither the Company nor any of its Subsidiaries have requested or been granted an extension of the time for filing any Tax Return to a date later than the Closing Date.

(e) No deficiencies for material Taxes or other assessments relating to Taxes of the Company or its Subsidiaries have been claimed, proposed, or assessed or threatened in writing by any Governmental Authority against the Company or its Subsidiaries since February 29, 2012 that have not since been fully settled. There are no audits, investigations, examinations or other administrative or judicial proceedings in progress, pending or threatened in writing, relating to any Tax liability of the Company or its Subsidiaries.

(f) None of the Company or its Subsidiaries has been a member of any affiliated group which filed, or was required to file, a combined, consolidated, unitary or similar group return for federal, state, local, or foreign Tax purposes. None of the Company or its Subsidiaries has any liability for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor.

(g) Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate in the payment of any “excess parachute payment” within the meaning of Code Section 280G as a result of the transactions contemplated by this Agreement (for purposes of determining whether any such agreement, contract, arrangement or plan would result in the payment of any “excess parachute payment,” no payments or benefits payable pursuant to agreements entered into between Purchaser (or any of its Affiliates) and any “disqualified individual” (within the meaning of Code Section 280G) shall be taken into account).

(h) Neither the Company nor any of its Subsidiaries (i) is a party to or bound by any Tax allocation or Tax sharing agreement (excluding, in each case, any agreement entered into in the Ordinary Course of Business and not primarily related to Taxes), (ii) has executed any power of attorney with respect to any matters relating to Taxes which is still in effect, or (iii) has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(i) During the two (2) year period ending on the Closing Date, neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Code Section 361.

(j) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) ‘‘closing agreement’’ as described in Code Section 7121 (or any corresponding or similar provision of state, local, or foreign income Tax law); (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) deferred intercompany gain or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local, or foreign income Tax law); or (v) prepaid amount received on or prior to the Closing Date.

(k) The Company and each Subsidiary has made available to the Purchaser copies of all Tax opinions issued to and in the audit files of the Company or the Subsidiary to the extent such Tax opinions relate to taxable periods of the Company or such Subsidiary that end after the Closing Date.

(l) There are no Liens (other than Permitted Liens) for Taxes upon any of the assets of the Company or any Subsidiary.

(m) No gain recognition agreement has been entered into by either the Company or any Subsidiary and no private letter rulings have been obtained by either the Company or any Subsidiary that will have any effect on the Tax Returns, Tax positions or other filings of the Company or any Subsidiary subsequent to the Closing Date.

(n) Neither the Company nor any Subsidiary is or has at any time been a personal holding company as that term has been defined from time to time in Section 542 of the Code, and neither the Company nor any Subsidiary has at any time held directly, indirectly, or constructively shares of any “passive foreign investment company” as that term has been defined from time to time in Section 1296 or 1297 of the Code.

(o) The Company and each Subsidiary is in material compliance with all the terms and conditions of any Tax exemption or other Tax reduction agreement or order of a Governmental Authority.

5.18 Brokerage. Except as set forth on Section 5.18 of the Disclosure Schedules, there are no brokerage commissions, finders fees or similar compensation payable or claimed in connection with the Contemplated Transactions based on any arrangement or agreement made by the Company or any of its Subsidiaries.

5.19 Affiliate Transactions. Except for employment agreements with any employee, officer or consultant of the Company or any of its Subsidiaries, any inter-company agreements between the Company and/or any of its Subsidiaries and the Contracts disclosed in Section 5.19 of the Disclosure Schedules, no officer, director, stockholder, or Affiliate of the Company, its Subsidiaries or any Seller (or, to the Knowledge of the Company, any Family Member of any such Person who is an individual or any entity in which any such Person or any such Family Member thereof owns a material interest) is a party to any Contract with the Company or any of its Subsidiaries or has any direct material financial interest in any material asset or property owned or leased by the Company or any of its Subsidiaries or used in the conduct of the Business as currently conducted.

5.20 Liabilities. Except as disclosed in Section 5.20 of the Disclosure Schedules, the Company and its Subsidiaries do not have any material liabilities or obligations that would be required to be set forth on the face of a balance sheet prepared in accordance with GAAP, except for liabilities or obligations (i) shown on the face of the 2014 Balance Sheet, (ii) incurred since the date of the 2014 Balance Sheet in the Ordinary Course of Business, including under Contracts entered into by the Company or any of its Subsidiaries since the date of the 2014 Balance Sheet in the Ordinary Course of Business, or (iii) incurred in connection with this Agreement or the Contemplated Transactions.

5.21 Restrictions on Business Activities. There is no Contract to which the Company or any of its Subsidiaries is a party, or by which their assets or the Business is bound, that prohibits the conduct of the Business as currently conducted.

5.22 Customers and Suppliers. Section 5.22(a) of the Disclosure Schedules sets forth a list for each of the fiscal years 2013 and 2014, the customers that were the ten (10) largest in terms of dollar value of products and services purchased from the Company and its Subsidiaries, taken as a whole (“Major Customers”). Section 5.22(b) of the Disclosure Schedules sets forth a list for each such year of the suppliers that were the ten (10) largest suppliers in terms of dollar value of products and services provided to the Company and its Subsidiaries, taken as a whole (“Major Suppliers”). None of the Major Suppliers has delivered written notice to the Company that it shall stop, or significantly decrease the rate of, supplying, materials, products or services to the Company, or indicating any plans to otherwise materially and adversely modify its relationship with the Company or its Subsidiaries. No Major Customer has delivered written notice to the Company that it shall stop purchasing or significantly decrease the volume of purchases of materials, products or services from the Company or indicating any plans to otherwise materially and adversely modify its relationship with the Company or its Subsidiaries.

5.23 Insurance. Set forth in Section 5.23 of the Disclosure Schedules is a list of all policies of fire and casualty, general liability, Director and Officer liability, and all other forms of insurance or bonds maintained by or on behalf of any of the Company and any Subsidiary. All such policies of insurance and bonds are in full force and effect, all premiums due and payable have been paid and no outstanding notice of cancellation or termination has been received with respect to any such policy or bond (except notices in connection with scheduled renewals), and the Company has no Knowledge of any threatened termination of, or material premium increase with respect to, any of such insurance policies or bonds. There have been no material claims by the Company under any such policy or bond as to which coverage has been denied by the underwriters of such policy and the Company has not experienced any involuntary cancellation of any existing insurance policy or bond relating to the Business.

5.24 Environmental Matters.

(a) Except as set forth in Section 5.24(a) of the Disclosure Schedules: (i) the Company and each of its Subsidiaries is, and since February 29, 2012, has been, in compliance in all material respects with all applicable Environmental Laws and has obtained, maintained and is in compliance in all material respects with, all material Environmental Permits required or otherwise necessary for the conduct of the Business; (ii) there are no material Environmental Claims pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries; (iii) none of the Company or any of its Subsidiaries has expressly assumed or otherwise become subject through operation of Environmental Law to a material liability of any other Person arising under Environmental Laws or relating to Hazardous Materials; and (iv) the Company and its Subsidiaries have not manufactured or distributed products containing asbestos or other Hazardous Materials in a manner that would reasonably be expected to give rise to a material liability of the Company or any of its Subsidiaries under any Environmental Law.

(b) Except as set forth in Section 5.24(b) of the Disclosure Schedules, none of the Company or any of its Subsidiaries has (i) Released, stored, treated, manufactured, generated, transported, disposed of or arranged for the disposal of, or exposed any Person to, any Hazardous Materials, or (ii) owned or operated any facility or property, including the Real Property, that is or has been contaminated by any Hazardous Materials, in the cases of (i) and (ii) above, as would reasonably be expected to give rise to a material liability or obligation of the Company or any of its Subsidiaries under any Environmental Law.

(c) The Company has provided Purchaser with or made available copies of all material environmental reports, audits and environmental site assessments to the extent in its possession or reasonable control regarding the Real Property, liabilities or obligations of the Company and its Subsidiaries under any Environmental Laws.

(d) This Section 5.24 sets forth the sole and exclusive representations and warranties of each Seller with respect to environmental, health or safety matters, including any arising under Environmental Laws or relating to Environmental Permits, Hazardous Materials or Environmental Claims.

5.25 Disclaimer. Except as expressly set forth in this Article 5 and in Article 6 hereof, none of the Company, any Seller or any other Person makes any representation or warranty, express or implied, at law or in equity and any such other representations or warranties are hereby expressly disclaimed. Notwithstanding anything to the contrary, except as expressly provided in this Agreement, none of the Company, any Seller or any other Person makes any representation or warranty to Purchaser with respect to any projections, estimates or budgets heretofore delivered to or made available to Purchaser or its counsel, accountants or advisors of future revenues, expenses or expenditures or future results of operations of the Company or any of its Subsidiaries.

5.26 Debt; Guarantees. None of the Company or any of its Subsidiaries has any outstanding Indebtedness except as set forth on Section 5.26 of the Disclosure Schedules. Except as set forth on Section 5.26 of the Disclosure Schedules, none of the Company or any of its Subsidiaries has any liability in respect of a Guarantee of any Indebtedness of any other Person (other than the Company or any of its Subsidiaries).

5.27 Product Warranties. There are no Actions presently pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that are for product liability (including claims on account of any express or implied warranty), strict liability in tort, negligent manufacture of product, negligent provision of services or any other allegation of liability arising from the materials, design, testing, manufacture, packaging, labeling (including instructions for use), materials or workmanship or sale of the Company’s or any of its Subsidiaries’ products or from the provision of services or otherwise alleging any liability of the Company as a result of any defect or other deficiency with respect to any product manufactured, distributed or sold by or on behalf of the Company or any of its Subsidiaries or performance of any service by or on behalf of the Company, or for property damage or personal injury to third parties (other than any warranty claim or customer return in the Ordinary Course of Business that has not exceeded $25,000 individually or $100,000 in the aggregate, when taken together with all other similar claims and returns). Except as disclosed on Section 5.27 of the Disclosure Schedules and as implied by law, none of the Company or any of its Subsidiaries makes any warranties, expressed or implied, to any third party with respect to any of the products that it manufactures or sells or services it provides. There are no product recalls pending or contemplated with respect to any product of the Company or any of its Subsidiaries.

5.28 Inventory. As of the date of this Agreement, all material portions of the inventories (other than goods in transit) of the Company and its Subsidiaries are located at the Real Property. The inventories shown on the 2014 Balance Sheet (net of any reserve on the 2014 Balance Sheet) or thereafter acquired by the Company and its Subsidiaries, consisted of items of a quantity and quality usable or salable in the Ordinary Course of Business, subject to appropriate and adequate allowances, if any, reflected on the 2014 Balance Sheet and specifically included in the calculation of Final Working Capital for obsolete, excess, slow-moving, lower of cost or market and other irregular items. Since December 31, 2014, the Company and its Subsidiaries have continued to replenish inventories in a normal and customary manner consistent with past practices. None of the Company or its Subsidiaries has received written notice that the Company or any of its Subsidiaries will experience in the foreseeable future any difficulty in obtaining, in the quantities and qualities and at prices and upon terms and conditions consistent with past practices, the raw materials, supplies or component products required for the manufacture, assembly or production of the Company’s and its Subsidiaries’ products. The values at which the Company’s and its Subsidiaries’ inventories are carried reflect the inventory valuation policy of the Company and its Subsidiaries, which is consistent with the Company’s and its Subsidiaries’ past practices and in accordance with GAAP. As of the date hereof, none of the Company or any of its Subsidiaries has any commitments to purchase inventory outside the Ordinary Course of Business.

5.29 Accounts Receivable. The accounts receivable shown on the 2014 Balance Sheet arose in the Ordinary Course of Business and represented bona fide claims against debtors for sales and other charges. Allowances for doubtful accounts and warranty returns have been prepared in accordance with GAAP consistently applied and in accordance with the Company’s and its Subsidiaries’ past practices in the Ordinary Course of Business. The accounts receivable of the Company and its Subsidiaries arising after the December 31, 2014 and before the Closing Date arose or shall arise in the Ordinary Course of Business and represented or shall represent bona fide claims against debtors for sales and other charges. None of the accounts receivable of the Company and its Subsidiaries are subject to any claim of offset, recoupment, setoff or counter-claim. No Person (other than any financing source pursuant to any existing credit facility of the Company and its Subsidiaries which will be repaid at Closing as Repaid Indebtedness) has any Lien on any of such accounts receivable, and no agreement for deduction or discount has been made with respect to any of such accounts receivable not otherwise reflected in the amounts of such accounts receivable as shown on the 2014 Balance Sheet or any Update Financials. Section 5.29 of the Disclosure Schedule sets forth an aging of the Company’s and its Subsidiaries’ current accounts receivable by customer.

5.30 Conflict Minerals. No Conflict Minerals are necessary to the functionality or production of or are, or have been, used in the production of any product of the Company or any of its Subsidiaries or any product currently proposed to be manufactured by the Company or any of the Subsidiaries or on its behalf in the future.

5.31 Anti-Corruption.

(a) Since February 29, 2012, Sellers, the Company and its Subsidiaries and each of their respective officers, directors and employees, and to the Knowledge of the Company and each Seller, agents, and other Persons acting for or on behalf of any of them (collectively, the “Relevant Persons”) have not directly or indirectly violated or taken any act in furtherance of violating any provision of the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the U.K. Bribery Act 2010 or any other anti-corruption or anti-bribery Applicable Laws applicable to Sellers, the Company or any of its Subsidiaries (collectively, the “Anti-Corruption Laws”).

(b) There is no written request for information or notice of potential liability, or any pending proceeding, or to the Knowledge of the Company and each Seller, any investigation, regarding any material violation by any Seller, the Company or any of its Subsidiaries of an Anti-Corruption Law pending, or, to the Knowledge of the Company and each Seller, threatened.

(c) No Relevant Person is a Governmental Official.

5.32 Trade Controls Compliance.

(a) Since February 29, 2012, the Company and its Subsidiaries have not, and to the Knowledge of the Company, the other Relevant Persons have not, in the course of their respective actions for, or on behalf of, Sellers, the Company or any of its Subsidiaries, engaged directly or indirectly in transactions: (i) connected in any way with North Korea, Cuba, Iran, Syria, Myanmar or Sudan, (ii) connected with any government, country or other entity or Person that is the target of U.S. economic sanctions administered by the U.S. Treasury Department Office of Foreign Assets Control (“OFAC”) or by Her Majesty’s Treasury in the U.K., or the target of any applicable United Nations, E.U. or other international sanctions regime, including with specially designated nationals or blocked person designated by OFAC or on any United Nations, E.U. or U.K. asset freeze list; or (iii) that are prohibited by law administered by OFAC or by any other economic or trade sanctions law of the U.S. or any other jurisdiction.

(b) To the Knowledge of the Company, no property or interests in property of any officer, director or employee of Sellers, the Company or any of its Subsidiaries are blocked or frozen under the economic sanctions laws of the U.S., the E.U. or any other jurisdiction and no Relevant Person is designated as a denied person by the U.S. Commerce Department Bureau of Industry and Security or as a debarred party by the U.S. State Department’s Directorate of Defense Trade Control.

(c) Since February 29, 2012, the Relevant Persons have not in the course of their actions for, or on behalf of, Sellers, the Company or any of its Subsidiaries, (i) exported or reexported (including deemed exportation or reexportation) any merchandise, software or technology in violation of any Laws of the U.S. or any other jurisdiction or (ii) taken any actions, refused to take any actions, or furnished any information in violation of U.S. laws restricting participation in international boycotts.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES REGARDING SELLER

As a material inducement to Purchaser to enter into this Agreement and purchase the Company Stock to be purchased by it hereunder, except as set forth in the corresponding Section or subsection of the Disclosure Schedules, it being agreed that disclosure of any item on the Disclosure Schedules shall be deemed to be a disclosure with respect to any other Section or subsection of Article 5 or 6 to the extent the applicability of such disclosure to such other Section or subsection of Article 5 or 6 is reasonably apparent on the face of such disclosure, each Seller represents and warrants to Purchaser as of the date hereof and as of the Closing Date as follows:

6.1 Organization; Authorization. Such Seller, if an entity, is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Such Seller has full legal capacity to enter into this Agreement and the other documents contemplated hereby to which such Seller is a party, and to perform its obligations hereunder and thereunder. The execution, delivery and performance by such Seller of this Agreement, the other agreements contemplated hereby and each of the Contemplated Transactions have been duly and validly authorized by such Seller and no other act or proceeding on the part of such Seller, or, if such Seller is a limited liability company, any member, manager, board of managers, or holder of Equity Interests of such Seller, is necessary to authorize the execution, delivery or performance by such Seller of this Agreement or any other agreement contemplated hereby or the consummation of the Contemplated Transactions. If such Seller is a limited liability company, the execution and delivery of this Agreement and the consummation of the Contemplated Transactions will not violate, or result in a violation of, any of the provisions of its Certificate of Formation, limited liability company operating agreement or equivalent organizational or governing documents. This Agreement and the other documents contemplated hereby to which such Seller is a party have been or will be duly executed and delivered by such Seller and, assuming the due execution and delivery of this Agreement and the other agreements contemplated hereby by the other parties hereto and thereto, constitute, or when executed and delivered will constitute, the valid and binding agreements of such Seller, enforceable in accordance with their terms, except as the enforceability hereof and thereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditor’s rights generally and as limited by the availability of specific performance and other equitable remedies or applicable equitable principles (whether considered in a proceeding at law or in equity).

6.2 Absence of Conflicts. Neither the execution and the delivery of this Agreement and the other documents contemplated hereby to which such Seller is a party, nor the consummation of the transactions contemplated hereby and thereby, will (a) conflict with, result in a breach of any of the provisions of; (b) constitute a default under; (c) result in the violation of; (d) give any third party the right to terminate or to accelerate any obligation under; or (e) require any authorization, consent, approval, execution or other action by or notice to any Governmental Authority or other Person under, any material Contract to which such Seller is bound or affected, such Seller’s organizational documents or any Applicable Law or other restriction of any Governmental Authority to which such Seller is subject (except for any such actions required by the HSR Act or any Antitrust Law).

6.3 Governmental Authorities and Consents. No permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Authority (except for any such actions required by the HSR Act or any Antitrust Law) or any other Person is required in connection with the execution, delivery or performance of this Agreement by Purchaser or the consummation by such Seller of the transactions contemplated hereby and thereby.

6.4 Litigation. There are no Actions pending, or to such Seller’s Knowledge, threatened against such Seller, at law or in equity, or before or by any Governmental Authority which would adversely affect such Seller’s performance under this Agreement, the other agreements contemplated hereby to which such Seller is a party or the consummation of the Contemplated Transactions.

6.5 Brokerage. Except as set forth in Section 6.5 of the Disclosure Schedules, there are no brokerage commissions, finders fees or similar compensation payable or claimed in connection with the Contemplated Transactions based on any arrangement or agreement made by such Seller.

6.6 Ownership. Such Seller holds of record and owns beneficially, free and clear of any and all Liens and other restrictions on transfer (other than any restrictions under the Securities Act, state securities laws and the articles of incorporation or bylaws of the Company, in each case, complete and correct copies of which have been made available to Purchaser in accordance with Section 10.5(d) or of similar organizational documents of such Seller, none of which restrictions will delay or prevent consummation of the Contemplated Transactions), all of the shares of Company Stock set forth opposite such Seller’s name on Section 5.4 of the Disclosure Schedules. Other than as contemplated by this Agreement or pursuant to the Company’s organizational or governing documents, such Seller is not a party to any (a) option, warrant, right, contract, call, pledge, put or other Contract or commitment providing for the disposition or acquisition of such Seller’s interest in the Company or (b) voting trust, proxy or other Contract or understanding with respect to the voting of any of the Company Stock. Such Seller has complied in all material respects, including in connection with its execution and delivery of this Agreement and its consummation of the Contemplated Transactions, with the terms of its organizational and governing documents and those of the Company. Upon the delivery of and payment for such Seller’s shares of the Company Stock at the Closing as provided for in this Agreement, Purchaser will acquire good and valid title to such Seller’s shares of the Company Stock (it being acknowledged that the shares of Company Stock held by all of the Sellers on the signature pages hereto, when taken together, constitute all of the Company Stock), free and clear of all Liens other than (i) any Liens created by Purchaser, (ii) any restrictions under the Securities Act and state securities laws and (iii) any restrictions under the articles of incorporation or bylaws of the Company.

6.7 Anti-Corruption.

(a) Since February 29, 2012, Sellers, and, with respect to Citadel Plastic Holdings, LLC, each of its officers, directors and employees, and, to the Knowledge of each Seller, the other Relevant Persons, have not directly or indirectly violated or taken any act in furtherance of violating any provision of the Anti-Corruption Laws.

(b) There is no written request for information or notice of potential liability, or any pending proceeding, or to the Knowledge of each Seller, any investigation, regarding any material violation by any Seller, or, to the Knowledge of each Seller, the Company or any of its Subsidiaries, of an Anti-Corruption Law pending, or, to the Knowledge of each Seller, threatened.

(c) No Relevant Person is a Governmental Official.

6.8 Trade Controls Compliance.

(a) Since February 29, 2012, the Company and its Subsidiaries have not, and to the Knowledge of each Seller, the other Relevant Persons have not, in the course of their respective actions for, or on behalf of, any Seller, or to the Knowledge of each Seller, the Company or any of its Subsidiaries, engaged directly or indirectly in transactions: (i) connected in any way with North Korea, Cuba, Iran, Syria, Myanmar or Sudan, (ii) connected with any government, country or other entity or Person that is the target of U.S. economic sanctions administered by OFAC or by Her Majesty’s Treasury in the U.K., or the target of any applicable United Nations, E.U. or other international sanctions regime, including with specially designated nationals or blocked person designated by OFAC or on any United Nations, E.U. or U.K. asset freeze list; or (iii) that are prohibited by law administered by OFAC or by any other economic or trade sanctions law of the U.S. or any other jurisdiction.

(b) To the Knowledge of each Seller, no property or interests in property of any officer, director or employee of Sellers, the Company or any of its Subsidiaries are blocked or frozen under the economic sanctions laws of the U.S., the E.U. or any other jurisdiction and no Relevant Person is designated as a denied person by the U.S. Commerce Department Bureau of Industry and Security or as a debarred party by the U.S. State Department’s Directorate of Defense Trade Control.

(c) Since February 29, 2012, the Relevant Persons have not in the course of their actions for, or on behalf of, Sellers, or to the Knowledge of Sellers, the Company or any of its Subsidiaries, (i) exported or reexported (including deemed exportation or reexportation) any merchandise, software or technology in violation of any Laws of the U.S. or any other jurisdiction or (ii) taken any actions, refused to take any actions, or furnished any information in violation of U.S. laws restricting participation in international boycotts.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES OF PURCHASER

As an inducement to each Seller and the Company to enter into this Agreement, except as set forth in the corresponding Section or subsection of the Disclosure Schedules, it being agreed that disclosure of any item on the Disclosure Schedules shall be deemed to be a disclosure with respect to any other Section or subsection of Article 7 to the extent the applicability of such disclosure to such other Section or subsection of Article 7 is reasonably apparent on the face of such disclosure, Purchaser represents and warrants to the Company and each Seller as of the date hereof and as of the Closing Date as follows:

7.1 Organization and Power. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which Purchaser is a party, and to perform its obligations hereunder and thereunder.

7.2 Authorization. The execution, delivery and performance by Purchaser of this Agreement and each Ancillary Agreement to which Purchaser is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all requisite corporate action, and no other corporate act or proceeding on the part of Purchaser, its board of directors or stockholders is necessary to authorize the execution, delivery or performance of this Agreement or the other agreements contemplated hereby and, assuming the due execution and delivery of this Agreement and the other agreements contemplated hereby by the other parties hereto and thereto, the consummation of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by Purchaser. Assuming due execution and delivery of this Agreement and the Ancillary Agreements by the Sellers, the Sellers’ Representative, the Company and each other party signatory thereto, as applicable, this Agreement constitutes, and the other Ancillary Agreements to which Purchaser is a party will each constitute, a valid and binding obligation of Purchaser, enforceable in accordance with their terms except as the enforceability hereof and thereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditor’s rights generally and as limited by the availability of specific performance and other equitable remedies or applicable equitable principles (whether considered in a proceeding at law or in equity).

7.3 Absence of Conflicts. Neither the execution and the delivery of this Agreement and the other documents contemplated hereby to which Purchaser is a party, nor the consummation of the transactions contemplated hereby and thereby, will (a) conflict with, result in a breach of any of the provisions of; (b) constitute a default under; (c) result in the violation of; (d) give any third party the right to terminate or to accelerate any obligation under; or (e) require any authorization, consent, approval, execution or other action by or notice to any Governmental Authority under, any material agreement to which Purchaser is bound or affected, Purchaser’s organizational documents or any statute, regulation, rule, judgment, order, decree or other restriction of any Governmental Authority (except for any such actions required by the HSR Act or any Antitrust Law).

7.4 Governmental Authorities and Consents. No permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Authority (except for any such actions required by the HSR Act or any Antitrust Law) or any other Person is required in connection with the execution, delivery or performance of this Agreement by Purchaser or the consummation by Purchaser of the Contemplated Transactions.

7.5 Litigation. There are no Actions pending or, to the best of Purchaser’s Knowledge, threatened against or affecting Purchaser, at law or in equity, or before or by any Governmental Authority which would adversely affect Purchaser’s ability to consummate the Contemplated Transactions.

7.6 Investment Intent; Restricted Stock. Purchaser is acquiring the Company Stock solely for Purchaser’s own account, for investment purposes only, and not with a view to, or with any present intention of, reselling or otherwise distributing the Company Stock or dividing its participation herein with others. Purchaser understands and acknowledges that (a) none of the Company Stock has been registered or qualified under the Securities Act, or under any securities laws of any state of the United States or other jurisdiction, in reliance upon specific exemptions thereunder for transactions not involving any public offering; (b) all of the Company Stock constitutes “restricted securities” as defined in Rule 144 under the Securities Act; (c) none of the Company Stock is traded or tradable on any securities exchange or over-the-counter; and (d) none of the Company Stock may be sold, transferred or otherwise disposed of unless a registration statement under the Securities Act with respect to such Company Stock and qualification in accordance with any applicable state securities laws becomes effective or unless such registration and qualification is inapplicable, or an exemption therefrom is available. Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the Company Stock.

7.7 Brokerage. Except as set forth in Section 7.7 of the Disclosure Schedule, there are no brokerage commissions, finders fees or similar compensation payable or claimed in connection with the Contemplated Transactions based on any arrangement or agreement made or alleged to have been made by or on behalf of Purchaser.

7.8 Financing.

(a) Purchaser has received and accepted, and has delivered to Sellers’ Representative complete and correct copies of (i) the executed commitment letter dated as of March 15, 2015, among JPMorgan Chase Bank, N.A. and Bank of America, N.A. (collectively, the “Lenders”, which term shall be deemed to include any alternative or substitute committing lender under a Commitment Letter), J.P. Morgan Securities LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Purchaser attached hereto as Exhibit H (such commitment letter, including all exhibits, schedules, annexes, supplements and amendments thereto, collectively, the “Commitment Letters”) relating to the commitment of the Lenders to provide, subject to the terms and conditions thereof and of the Fee Letters, the full amount, collectively, of the debt financing stated therein (the “Debt Financing”), and (ii) the executed fee letter entered into in connection with the Commitment Letter (the “Fee Letters”) (provided, that the fee amounts, pricing caps, market flex provisions and certain other economic terms in the Fee Letters have been redacted in customary form).

(b) The Commitment Letters are not subject to any conditions precedent to the funding of the Debt Financing other than as set forth therein or any contingencies that would permit the Lenders to reduce the total amount of the Debt Financing, and, as of the date hereof, are binding and in full force and effect and are the legal, valid, binding and enforceable obligations of Purchaser. Other than the Commitment Letters and the Fee Letters, as of the date hereof, there are no side letters or other agreements or contracts to which Purchaser or any of its Affiliates is a party (except for customary engagement letters that do not impact the conditionality for the Debt Financing to occur or the amount of the Debt Financing necessary for the funding of the Transactions in any material respect) relating to the funding of the full amount of the Financing necessary for the funding of the Transactions or that could adversely affect the availability or conditions of the Financing in any respect, and no Financing Source has any right to impose, and Purchaser does not have any obligation to accept, any condition precedent to such funding other than the conditions set forth in or contemplated by the Commitment Letters, nor any reduction to the aggregate amount available under the Commitment Letters on the Closing Date. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Purchaser under any term of or condition of the Commitment Letters.

(c) The Financing, including the Debt Financing, when funded in accordance with the Commitment Letters, will provide Purchaser with cash proceeds on the Closing Date in an amount, together with Purchaser’s cash on hand, sufficient to consummate the transactions contemplated by this Agreement on the terms contemplated hereby, including the payment of the Closing Purchase Price, the Escrow Amount, all fees and expenses of Purchaser in connection with the Contemplated Transactions payable at Closing, and other sums payable by Purchaser hereunder at or in connection with the Closing.

(d) As of the date of this Agreement, no Commitment Letter or Fee Letter has been amended, restated or otherwise modified or waived, no such amendment, modification or waiver is contemplated by Purchaser as of the date hereof other than as permitted in Section 4.6(b), and the respective commitments contained in the Commitment Letters have not been withdrawn, modified or rescinded. Purchaser has paid in full any and all commitment fees or other fees or expenses required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement.

(e) Assuming the satisfaction of the conditions set forth in Section 3.2, the accuracy of the representations and warranties set forth in Article 5 and 6, and the commencement and completion of the Marketing Period, and based upon facts and events known by Purchaser as of the date hereof, Purchaser has no reason to believe that the conditions to the funding contemplated by the Commitment Letters will not be satisfied on or before the Closing or that the aggregate proceeds contemplated by the Commitment Letters necessary to consummate the Contemplated Transactions at the Closing will not be available to Purchaser on the Closing Date.

7.9 Due Diligence Review, etc.. Purchaser acknowledges that (a) it has completed to its satisfaction its due diligence review with respect to the Company and its Subsidiaries and (b) it is entering into the transactions contemplated by this Agreement based on such investigation and, except for the specific representations and warranties made by the Company and each Seller in Articles 5 and 6 hereof, Purchaser is not relying upon any oral or other representation or warranty of the Company or any Seller or any Affiliate thereof or any equity owner, officer, director, employee, agent or advisor, or any of them.

7.10 Solvency. As of the Closing, after giving effect to all of the Contemplated Transactions, assuming the satisfaction of the conditions in Section 3.2 and the accuracy of the solvency certificate delivered pursuant to Section 3.2(h) and the representations and warranties set forth in Articles 5 and 6 hereof, the Company and its Subsidiaries will be Solvent. For purposes of this Section 7.10, “Solvent” means that, with respect to any Person and as of any time of determination, (a) the amount of the “present fair saleable value” of the assets of such Person, will, as of such time, exceed the amount of all “liabilities of such Person, contingent or otherwise,” as of such time, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, (b) the present fair saleable value of the assets of such Person will, as of such time, be greater than the amount that will be required to pay the liability of such Person on its indebtedness as its indebtedness becomes absolute and matured, (c) such Person will not have, as of such time, an unreasonably small amount of capital with which to conduct its business, (d) such Person will be able to pay its indebtedness as it matures, and (e) with respect to each Subsidiary, solvent as determined by the applicable laws of the jurisdiction of incorporation of such Subsidiary. For purposes of the foregoing definition only, “indebtedness” means a liability in connection with another Person’s (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to any equitable remedy for breach of performance if such breach gives rise to a right of payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

7.11 Plant Closings and Mass Layoffs. Purchaser does not currently plan any plant closings or mass layoffs of the Company or any of its Subsidiaries that, in the aggregate, would trigger the WARN Act or any similar United States statute, law, rule or regulation regarding notice of plant closings or mass layoffs.

ARTICLE 8

TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Closing only as follows:

(a) by mutual consent of Purchaser, on the one hand, and the Sellers’ Representative (on behalf of the Company and each Seller), on the other hand;

(b) by Purchaser providing written notice to the Sellers’ Representative if there has been a material misrepresentation or material breach of warranty or material breach of covenant on the part of the Company, the Sellers’ Representative, or any Seller in the representations and warranties or covenants set forth in this Agreement such that any such material breach or material misrepresentation would cause the applicable closing condition set forth in Section 3.2(b) or Section 3.2(c) to not be satisfied (so long as Purchaser has provided the Sellers’ Representative with written notice of such material breach or material misrepresentation and the breach or misrepresentation has continued without cure for a period of twenty (20) days after the notice of breach or misrepresentation or the earlier occurrence of the Outside Date);

(c) by the Sellers’ Representative (on behalf of the Company and each Seller) providing written notice to Purchaser if there has been a material misrepresentation or material breach of warranty or material breach of covenant on the part of Purchaser in the representations and warranties or covenants set forth in this Agreement such that any such material breach or material misrepresentation would cause the applicable closing condition set forth in Section 3.1(b) or Section 3.1(c) to not be satisfied (so long as the Sellers’ Representative has provided Purchaser with written notice of such material breach or material misrepresentation and has continued without cure for a period of twenty (20) days after the notice of breach or misrepresentation or the earlier occurrence of the Outside Date);

(d) by either Purchaser, on the one hand, or the Sellers’ Representative (on behalf of the Company and each Seller), on the other hand, if: (A) there shall be any Applicable Law permanently preventing, enjoining, restraining or otherwise prohibiting the consummation of the

Contemplated Transactions, or (B) the transactions contemplated hereby have not been consummated by July 15, 2015 (the “Outside Date”); provided that in the event all of the conditions set forth in Article 3 have been satisfied (other than the conditions with respect to actions the respective parties will take at the Closing itself) except for the conditions set forth in Sections 3.1(a) and 3.2(a), the Outside Date shall be automatically extended to October 15, 2015; provided, however, that a party shall not be entitled to terminate this Agreement pursuant to this subsection (d) if that party’s breach of this Agreement has prevented the consummation of the transactions contemplated hereby at or prior to such time; or

(e) by either Purchaser, on the one hand, or the Sellers’ Representative (on behalf of the Company and each Seller), on the other hand, if: (A) all of the conditions set forth in Sections 3.1 and 3.2 have been satisfied or waived as herein provided (in each case, other than those conditions that by their terms are to be satisfied at the Closing, each of which shall then be capable of being satisfied at the Closing), (B) Purchaser fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.3(a) due to a Financing Failure, and (C) in the case of a termination by the Sellers’ Representative (on behalf of the Company and each Seller), the Sellers’ Representative has confirmed in writing to Purchaser that each of the Company, the Sellers’ Representative and the Sellers is ready, willing and able to consummate the Closing.

8.2 Effect of Termination.

(a) In the event of a termination of this Agreement pursuant to Section 8.1(e), then Purchaser shall pay to the Sellers’ Representative (on behalf of the Sellers) liquidated damages in the amount of Forty Million Dollars ($40,000,000) (the “Financing Failure Fee”) within five (5) Business Days of the termination of this Agreement, which amount shall be payable by wire transfer of immediately available funds to an account designated in writing by the Sellers’ Representative. Notwithstanding anything in this Agreement to the contrary herein, if this Agreement is terminated pursuant to Section 8.1(e), in no event will Sellers or the Company, or any of their respective Representatives or Affiliates, be entitled to, or seek to recover, any money or damages (other than to receive the Financing Failure Fee) or be entitled to, or seek, any other remedy including specific performance; provided, that in the event of any Action for enforcement of the payment of such Financing Failure Fee, the prevailing party, as finally determined by a court of competent jurisdiction, shall be entitled to recover from the non-prevailing party any out-of pocket costs, expenses (including reasonable attorneys’ fees and expenses) and damages incurred by such prevailing party in connection with such Action.

(b) In the event of termination of this Agreement as provided in Section 8.1 hereof, this Agreement shall forthwith become void and there shall be no liability or obligation hereunder on the part of the Company, Sellers or Purchaser hereto (other than pursuant to this Section 8.2, Section 9.3, Section 9.4 and Article 10 which shall survive any such termination), except for any willful and material breach of this Agreement prior to the time of such termination. If the transactions contemplated by this Agreement are terminated as provided in Section 8.1, Purchaser acknowledges and agrees that all documents, copies thereof, and all other materials received from or on behalf of Sellers, the Company or any of its Subsidiaries relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, shall continue to be subject to the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

8.3 Waiver of Right to Terminate. The Company, each Seller and Purchaser shall be deemed to have waived their respective rights to terminate this Agreement upon consummation of the transactions contemplated hereby.

ARTICLE 9

INDEMNIFICATION; ADDITIONAL AGREEMENTS; COVENANTS AFTER CLOSING

9.1 Recovery from Escrow; Indemnification.

(a) Sellers’ Indemnification.

(i) Subject to the other limitations in this Section 9.1, from and after the Closing, each Seller, shall indemnify Purchaser and its Affiliates (including, following the Closing, the Company and its Subsidiaries) and their respective officers, directors, employees, shareholders, agents and Representatives (collectively, the “Purchaser Indemnitees”) and hold each Purchaser Indemnitee harmless against all Losses which any Purchaser Indemnitee suffers as a result of, arising out of, or relating to:

(A) the breach of any representation or warranty contained in Article 5 or Article 6 hereof (with all such representations and warranties, other than the words “present fairly in all material respects” contained in Section 5.6(a) and the representation and warranty contained in Section 5.7(a) being interpreted without giving effect to any qualifications or limitations as to “material,” “materiality” or “Material Adverse Effect” both for purposes of determining the existence of any breach of any such representation or warranty and for purposes of calculating Losses with respect thereto); and

(B) the breach by (1) any Seller of any covenant or agreement of such Seller contained in this Agreement or (2) the Company of any covenant or agreement of the Company contained in this Agreement, which is required to be performed at or prior to the Closing;

(ii) All claims by any Purchaser Indemnitee pursuant to this Section 9.1(a) or pursuant to Section 9.9(i) must be made in writing on or before the Survival Date, it being understood that so long as such written notice is given on or prior to the Survival Date, the representations and warranties and covenants or agreements that are the subject of such claim shall continue to survive with respect to such claim until such matter is finally resolved. The term “Survival Date” shall mean (1) for purposes of claims made pursuant to this Section 9.1, the date that is twelve (12) months after the Closing Date; provided that with respect to any covenant or agreement of any party contained in this Agreement other than in Section 9.9 which by its terms is required to be performed after the Closing (each such covenant or agreement, a “Post-Closing Covenant”), the term “Survival Date” shall mean the last date upon which such Post-Closing Covenant is to be performed in accordance with its terms, and (2) solely for purposes of claims made pursuant to Section 9.9(i), the term “Survival Date” shall mean thirty (30) days after the expiration of the applicable statute of limitations for Actions by the IRS or any similar state, local or foreign Governmental Authority.

(iii) The indemnification provided for in Section 9.1(a) above is subject to each of the following limitations:

(A) Notwithstanding anything to the contrary set forth herein, the aggregate liability of Sellers (which shall include all payments made from the Escrow Amount to Purchaser), in satisfaction of claims for indemnification pursuant to this Section 9.1(a) shall not exceed the Indemnification Cap; provided, that such limitation shall not apply to claims for indemnification arising out of or related to (i) Willful Fraud, or (ii) breach of a Fundamental Representation (each of the exceptions described in the immediately preceding clauses (i) and (ii), an “Escrow Limitation Exception”). Notwithstanding anything to the contrary set forth herein, but in no event limiting the other limitations on Sellers’ indemnification obligations set forth in this Section 9.1, the aggregate liability of any Seller for indemnification pursuant to Section 9.1(a) of Losses incurred as a result of, arising out of, or relating to an Escrow Limitation Exception shall not exceed the amount of the Purchase Price actually received by such Seller (including, for this purpose, such Seller’s Pro Rata Share of the Escrow Amount, whether or not actually distributed to such Seller).

(B) No Purchaser Indemnitee shall be entitled to Losses in respect of claims against any Seller or the then-available portion of the Escrow Amount pursuant to Section 9.1(a)(i)(A) (x) unless and until the Purchaser Indemnitees have suffered aggregate Losses as a result of breaches described in Section 9.1(a)(i)(A) in excess of $8,000,000 (the “Indemnification Basket”) and the Purchaser Indemnitees shall only be entitled to recovery for those Losses that exceed the amount of the Indemnification Basket and (y) for any claim (or series of related claims) where the Losses related thereto are less than $100,000 (provided such Losses of less than $100,000 shall be aggregated to count towards the Indemnification Basket); provided, however, that, for the avoidance of doubt, the limitations set forth in this Section 9.1(a)(iii)(B) shall not apply to any claim for indemnification (1) involving an Escrow Limitation Exception or (2) pursuant to Section 9.1(a)(i)(B) or Section 9.9(i).

(C) Any indemnification claim under Section 9.1(a)(i)(A) for Losses in respect of Taxes shall be limited to such Losses incurred with respect to a taxable period (or portion thereof) ending on or prior to the Closing Date, except to the extent such indemnification claim arises with respect to a breach of Sections 5.17(g), (h), (j) or (m).

(b) Purchaser’s Indemnification.

(i) From and after the Closing, Purchaser shall indemnify each Seller, its Affiliates and each of the foregoing’s respective officers, directors, employees, equity holders, agents and Representatives (collectively, the “Seller Indemnitees”) and hold each Seller Indemnitee harmless against any Losses which any Seller Indemnitee suffers, as a result of, arising out of, or relating to: (A) the breach of any representation or warranty contained in Article 7 hereof (with all such representations and warranties set forth in Article 7 hereof being interpreted without giving effect to any qualifications or limitations as to “material,” “materiality” or “Material Adverse Effect”) and (B) the breach by (1) Purchaser of any covenant or agreement of Purchaser contained in this Agreement or (2) by the Company of any covenant or agreement of the Company contained in this Agreement which is required to be performed after the Closing;.

(ii) All claims by any Seller Indemnitee pursuant to this Section 9.1(b) must be made in writing on or before the Survival Date, it being understood that so long as such written notice is given on or prior to the Survival Date, such representations and warranties and covenants or agreements that are the subject of such claim shall continue to survive with respect to such claim until such matter is finally resolved.

(iii) The indemnification provided for in Section 9.1(b) above is subject to each of the following limitations:

(A) Notwithstanding anything to the contrary set forth herein, the aggregate liability of Purchaser in satisfaction of claims for indemnification pursuant to Section 9.1(b) shall not exceed the Indemnification Cap; provided, that such limitation shall not apply to claims for indemnification arising out of or related to Purchaser Willful Fraud or breach of a Fundamental Representation. Notwithstanding anything to the contrary set forth herein, but in no event limiting the other limitations on Purchaser’s indemnification obligations set forth in this Section 9.1, the aggregate liability of Purchaser for indemnification pursuant to Section 9.1(b) for Losses incurred as a result of, arising out of, or relating to Purchaser Willful Fraud or breach of a Fundamental Representation shall not exceed the amount of the Purchase Price actually received by Sellers (including, for this purpose, any portion of the Escrow Amount distributed to Sellers).

(B) No Seller Indemnitee shall be entitled to Losses in respect of claims against any Purchaser pursuant to Section 9.1(b)(i)(A) (x) unless and until the Seller Indemnitees have suffered aggregate Losses as a result of breaches described in Section 9.1(b)(i)(A) in excess of the Indemnification Basket and the Seller Indemnitees shall only be entitled to recovery for those Losses that exceed the amount of the Indemnification Basket and (y) for any claim (or series of related claims) where the Losses related thereto are less than $100,000 (provided such Losses of less than $100,000 shall be aggregated to count towards the Indemnification Basket); provided, however, that, for the avoidance of doubt, the limitations set forth in this Section 9.1(b)(iii)(B) shall not apply to any claim for indemnification (1) involving Purchaser Willful Fraud or breach of a Fundamental Representation or (2) pursuant to Section 9.1(b)(i)(B).

(c) Procedures.

(i) Notice of Claim. Any indemnified party making a claim for indemnification or a claim against the then-available portion of the Escrow Amount pursuant to Sections 9.1(a) or 9.1(b) (an “Indemnified Party”) shall give the Sellers’ Representative (in respect of claims made against the Escrow Amount or Seller) or Purchaser, as the case may be, written notice of such claim describing such claim and the nature and amount of such Losses, to the extent that the nature and amount thereof are determinable at such time (a “Claim Notice”) promptly after the Indemnified Party receives any written notice of any action, lawsuit, proceeding, investigation or other claim against or involving the Indemnified Party by a third party (a “Third Party Proceeding”) or otherwise discovers the liability, obligation or facts giving rise to such claim for indemnification or a claim against the then-available portion of the Escrow Amount; provided, however, that the failure to notify or delay in notifying the Sellers’ Representative or Purchaser, as the case may be, will not relieve the indemnifying party (which shall be the Sellers in respect of any matters relating to a claim against the then-available portion of the Escrow Amount) (the “Indemnifying Party”) of its obligations pursuant to Sections 9.1(a) or 9.1(b) or affect a claim against the then-available portion of the Escrow Amount (as applicable), except to the extent that such Indemnifying Party is actually and materially prejudiced as a result thereof.

(ii) Control of Defense; Conditions. The Indemnified Party will control the defense of any Third Party Proceeding that is subject to indemnification hereunder; provided that with respect to the defense of any Third Party Proceeding against or involving an Indemnified Party in which the claimant seeks only the recovery of a sum of money for which indemnification is provided, at its option the Indemnifying Party may, if it has acknowledged and agreed that, subject to the provisions and limitations of this Section 9.1, it is fully liable to indemnify the Indemnified Party for all Losses arising from such Proceeding, appoint as lead counsel of such defense a legal counsel of national standing selected by the Indemnifying Party, unless (i) the Indemnified Party has been advised in writing by counsel that a conflict of interest exists between the Indemnified Party and the Indemnifying Party which conflict cannot be resolved through informed consent and waiver, (ii) the Proceeding is a criminal Proceeding or regulatory enforcement action by a Governmental Authority which, if successful, would reasonably be expected to have a material adverse effect on the business and/or operations of the Indemnified Party and its Affiliates, taken as a whole, or (iii) such Indemnifying Party fails to conduct the defense of such proceedings actively and diligently.

(iii) Control of Defense; Exceptions, etc. If the Indemnifying Party has selected lead counsel pursuant to Section 9.1(c)(ii), the Indemnified Party will be entitled to participate in the defense of such claim and to employ separate counsel of its choice for such purpose at its own expense, with the Indemnified Party obligated hereby to provide reasonable cooperation with the Indemnifying Party in the defense of claims or litigation, including by making employees, information and documentation reasonably available.

(iv) Settlement of Claims. If the Indemnifying Party has selected lead counsel pursuant to Section 9.1(c)(ii), the Indemnifying Party must obtain the prior written consent of the Indemnified Party (which will not be unreasonably withheld) prior to entering into any settlement of any claim or Proceeding or ceasing to defend any claim or Proceeding unless the proposed settlement (A) involves only the payment of money damages as sole relief and does not impose an injunction or other equitable relief on the Indemnified Party, (B) results in a full, general and unconditional release of the Indemnified Party and its Representatives and Affiliates from all liabilities arising out of or relating to the Third Party Proceeding, and (C) involves no finding or admission of any violation of Applicable Laws or the rights of any Person. The Indemnified Party will not settle any claim for which it has sought or is seeking recovery from any Seller or the then-available portion of the Escrow Amount without the Indemnifying Party’s prior written consent (which will not be unreasonably withheld, conditioned or delayed) unless such judgment, compromise or settlement: (i) does not require the payment by the Indemnifying Party of money, directly or indirectly (by claim against the Indemnity Escrow or otherwise) or any other action or undertaking on the part of the Indemnifying Party, (ii) results in a full, general and unconditional release of the Indemnifying Party and its Representatives and Affiliates from all liabilities arising out of or relating to the Third Party Proceeding, and (ii) involves no finding or admission of any violation of Applicable Law or the rights of any Person.

(d) Consent to Jurisdiction Regarding Proceeding. The Purchaser, each of the Sellers and the Sellers’ Representative, each hereby consents to the non-exclusive jurisdiction of any court in which any Third Party Proceeding may be brought against any Indemnified Party for purposes of any claim which such Indemnified Party may have against any such Indemnifying Party pursuant to this Agreement in connection with such Proceeding, and in furtherance thereof, the provisions of Section 10.8 are incorporated herein by reference, mutatis mutandis.

(e) Net Recovery. The amount of any Loss shall be net of any amounts recovered by the Indemnified Party under insurance policies, indemnities, reimbursement arrangements, or contracts (including with respect to any breaches thereof) pursuant to which or under which such Person or such Person’s Affiliates is a party or has rights (“Alternative Arrangements”) with respect to such Loss. The amount of any Loss claimed by any Indemnified Party hereunder shall be reduced to the extent of any Tax savings or benefits actually realized by any Indemnified Party or its Affiliates that (A) is attributable to any deduction, loss, credit or other Tax benefit resulting from or arising out of such Loss and (B) results in an actual reduction in cash Tax liability (whether as a result of a refund, credit or offset) in the year of such Loss, any year preceding such Loss or the subsequent year from the incurrence or payment for any such Losses, except to the extent such reduction is addressed by Section 9.9(g) or Section 9.9(h)). In the event of any breach giving rise to an indemnification obligation under this Section 9.1 or the right to make a claim against the then-available portion of the Escrow Amount, the Indemnified Party shall take, and shall cause its respective Affiliates to take, commercially reasonable measures to mitigate the consequences of the related breach (including taking such commercially reasonable measures to prevent any contingent Loss of which the Indemnified Party is aware from becoming an actual Loss). Notwithstanding anything to the contrary contained in this Agreement, the Indemnified Party shall have no right to make any claim against any Indemnifying Party or the then-available portion of the Escrow Amount with respect to any matter to the extent the expense, loss or liability comprising the Loss (or a part thereof) with respect to such matter was specifically included in the calculation of (i) Estimated Working Capital or Final Working Capital, (ii) Estimated Indebtedness or Final Indebtedness, (iii) Estimated Company Transaction Expenses or Final Company Transaction Expenses or (iv) Estimated Cash or Final Cash, except to the extent that such Losses exceed the applicable amount(s) so included in such calculations; provided, however, that notwithstanding the foregoing, with respect to any matter that was actually taken into account in such calculations and regardless of the amount of any adjustment related thereto, no additional claim may be made with respect to such underlying matter (solely by way of example for purposes of illustration regarding the foregoing: if Purchaser and the Sellers’ Representative had a disagreement concerning how revenue was recognized under certain contracts for working capital purposes (solely for purposes of this example, the “working capital matter”) and Purchaser’s initial position was that such working capital matter should result in a payment of $800,000 to Purchaser and the Sellers’ Representative’s initial position was that such working capital matter should result in a payment of $200,000 to Purchaser, and such parties ultimately settled that such working capital matter should result in a payment of $500,000 to Purchaser, then Purchaser would be precluded from raising any further claim regarding such working capital matter (whether for the additional $300,000 from Purchaser’s initial position or otherwise) since such working capital matter was actually taken into account in the calculations).

(f) Recoupment under the Escrow Agreement; Release of Escrow Amount; etc. From and after the Closing (but subject to the provisions of this Article 9), the sole and exclusive source of recovery of Losses described in Sections 9.1(a)(i) by a Purchaser Indemnitee (except with respect to any Escrow Limitation Exception and as expressly provided in Section 9.1(g)) shall be the then-available portion of the Escrow Amount in accordance with the terms of this Agreement and the Escrow Agreement. All indemnification claims made by a Purchaser Indemnitee shall first be made against and paid through distributions from the then-available portion of the Escrow Amount in accordance with the terms of this Agreement and the Escrow Agreement. On the date that is six (6) months after the Closing Date, each of Purchaser and the Sellers’ Representative hereby covenant and agree to execute and deliver to the Escrow Agent a Joint Release Instruction (as such term is defined in the Escrow Agreement) and, upon receipt thereof, the Escrow Agent shall release to Sellers from the then-remaining amounts held by the Escrow Agent an amount equal to (and the Escrow Amount shall be reduced by) the difference of (i) $12,000,000 less (ii) the sum of (A) the aggregate amount of all Losses specified in any then-unresolved

Claim Notice(s) and (B) the aggregate amount of any settled claims (including amounts previously paid from the Escrow Amount to any Purchaser Indemnitee). On the date that is twelve (12) months after the Closing Date (the “Escrow Release Date”), each of Purchaser and the Sellers’ Representative hereby covenant and agree to execute and deliver to the Escrow Agent a Joint Release Instruction (as such term is defined in the Escrow Agreement) and, upon receipt thereof, the Escrow Agent shall release to Sellers the then-remaining amounts held by the Escrow Agent less the aggregate amount of all Losses specified in any then-unresolved Claim Notice. Without limiting the generality of the foregoing, except in the case of an Escrow Limitation Exception or as expressly provided in Section 9.1(g), no Seller nor any equity owner of any Seller shall have liability whatsoever with respect to this Agreement or the transactions contemplated hereby, beyond the possible loss of the Escrow Amount held by the Escrow Agent, for any Losses incurred by any of the Purchaser Indemnitees for any reason.

(g) Indemnity Claims Against Members of Sellers’ Representative.

(i) In the event (A) the Sellers’ Representative or a Seller agrees or accepts in writing its obligation to indemnify and hold harmless a Purchaser Indemnitee with respect to a particular Escrow Limitation Exception or (B) Sellers or the Company have, or a Seller or the Company has, been found by an order of a court of competent jurisdiction to have committed an Escrow Limitation Exception, and the Escrow Amount is insufficient to meet the applicable indemnity claims associated with such order (1) a Purchaser Indemnitee shall then, and only then, be permitted to recover from each Seller, severally and not jointly, based on such Seller’s Seller Pro Rata Share, directly in connection with such indemnity claim(s) with respect to an Escrow Limitation Exception, the amount of such claim in excess of the Escrow Amount and (2) if any Seller fails to, or is unable to, pay its Seller Pro Rata Share of the amount of such indemnity claim(s) in excess of the Escrow Amount in cash in immediately available funds within thirty (30) days of such order, a Purchaser Indemnitee may recover such amounts from the Sellers and the Members who are signatory to the Members Side Agreement (collectively, the “Members”); provided, that such Members shall only be liable to any Purchaser Indemnitee on a several, and not a joint and several, basis up to each such Member’s pro rata share in each case in accordance with the terms of the Members Side Agreement (“Member Pro Rata Share”); provided, however, that as between the Sellers, each Seller agrees that each Seller shall, subject to the terms and conditions of this Agreement, be solely responsible for such Seller’s breach of any representation or warranty in Article 6. In the event a Purchaser Indemnitee brings a claim or seeks indemnification with respect to an Escrow Limitation Exception and a court of competent jurisdiction (x) does not find such Purchaser Indemnitee to be the prevailing party in connection therewith, then the Purchaser Indemnitee shall be responsible for and reimburse Sellers and to the extent applicable, the Members, for all of their reasonable out-of-pocket expenses (including without limitation reasonable attorney’s fees and expenses) in connection with defending such matter and (y) does find such Purchaser Indemnitee to be the prevailing party in connection therewith, then Sellers and to the extent applicable, the Members, shall be responsible for and reimburse Purchaser for of its out-of-pocket expenses (including without limitation reasonable attorney’s fees and expenses) in connection with pursuing such matter.

(ii) In the event that Purchaser desires to make a claim against Sellers pursuant to Section 9.9(i), and either the Escrow Amount is insufficient to meet the applicable claim or such claim is brought after the Escrow Release Date, (1) Purchaser may, subject to the terms and conditions of this Agreement, proceed against each Seller, severally and not jointly, based on such Seller’s Seller Pro Rata Share, directly in connection with such claim and (2) if such Seller is the Sellers’ Representative and the Sellers’ Representative is unable to pay its Seller Pro Rata

Share of any amount owing with respect to such claim in cash in immediately available funds within thirty (30) days of the date (A) on which the Sellers’ Representative or a Seller agrees or accepts in writing its obligation to indemnify and hold harmless a Purchaser Indemnitee with respect to the applicable claim, or (B) of the order of a court of competent jurisdiction requiring the payment of such claim, Purchaser may then recover such Losses from the Members; provided, that such Members shall only be liable to Purchaser on a several, and not a joint and several, basis up to each such Member’s Member Pro Rata Share in each case in accordance with the terms of the Members Side Agreement.

(iii) In the event that a Purchaser Indemnitee desires to make a claim against any Seller with respect to a breach by such Seller of a particular Post-Closing Covenant, a Purchaser Indemnitee shall, subject to the terms and conditions of this Agreement, proceed solely against such breaching Seller with respect to such Post-Closing Covenant; provided, however, if such breaching Seller is the Sellers’ Representative and the Sellers’ Representative is unable to, or fails to, pay any amount owing with respect to such claim in cash in immediately available funds within thirty (30) days of the date (A) on which the Sellers’ Representative agrees or accepts in writing its obligation to indemnify and hold harmless a Purchaser Indemnitee with respect to the applicable claim, or (B) of the order of a court of competent jurisdiction requiring the payment of such claim, the Purchaser Indemnitee may then recover the amount of such claim from the Members; provided, further, that such Members shall only be liable to any Purchaser Indemnitee on a several, and not a joint and several, basis up to each such Member’s Member Pro Rata Share in each case in accordance with the terms of the Members Side Agreement.

(h) Payments. Any payment pursuant to a claim for indemnification or a claim against the then-available portion of the Escrow Amount shall be made not later than thirty (30) days after receipt by the Indemnifying Party (or Sellers and the Escrow Agent with respect to any claim against the then-available portion of the Escrow Amount) of written notice from the Indemnified Party stating the amount of the claim, unless the claim is subject to defense as provided in Section 9.1(c) or the claim is disputed by the Indemnifying Party and such dispute remains unresolved, in which case payment shall be made not later than thirty (30) days after the amount of the claim is finally determined or any such dispute is finally resolved.

(i) Exclusive Remedy. Each of the parties hereto acknowledges and agrees that from and after the Closing, except in the case of Willful Fraud:

(A) (1) the provisions in this Article 9 shall be the exclusive remedy of the Purchaser Indemnitees and the Seller Indemnitees with respect to the transactions contemplated by this Agreement (except for disputes under Section 2.4, which disputes under Section 2.4 will be resolved in accordance with the dispute resolution mechanism set forth in Section 2.4); it being agreed that, subject to the limitations set forth in Sections 8.2 and 10.10 hereof, nothing herein shall limit or impair any party’s right to obtain specific performance or other injunctive relief with respect to any breach of any covenant or agreement contained herein; and (2) each party hereby waives, to the fullest extent permitted under Applicable Law, any and all rights, claims and causes of action it may have against the other Parties hereto arising under or based upon any Applicable Law with respect to the transactions contemplated by this Agreement, except pursuant to the provisions set forth in this Article 9; and

(B) except as expressly provided in Section 9.1(g) and in the Members Side Agreement, (1) all rights, claims and causes of action based upon, in respect of, arising under, out or by reason of this Agreement, or the negotiation, execution, or performance of this Agreement may be made only against (and are those solely of) the actual parties to this Agreement; (2) no Person who is not a party to this Agreement, including any Financing Source, any current, former or future Representative or Affiliate of any party hereto, or any current, former or future Representative or Affiliate of any of the foregoing (each, a “Non-Recourse Party” and collectively, “Non-Recourse Parties”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out or by reason of this Agreement, as applicable, based on, in respect of, or by reason of this Agreement except as otherwise agreed in an Ancillary Agreement, and, to the maximum extent permitted by Applicable Law, each party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Non-Recourse Parties; (3) the parties hereto agree that the Non-Recourse Parties shall be third party beneficiaries of this Section 9.1(i); and (4) after the Closing Date, no party or its Affiliates may seek the rescission of the transactions contemplated by this Agreement.

(j) Subrogation. After any indemnification payment is made pursuant to this Article 9 or payment is made from the then-available portion of the Escrow Amount, except with respect to claims relating to Taxes, the Indemnifying Party (or Sellers with respect to payments made from the then-available portion of the Escrow Amount) shall, solely to the extent of such payment, be subrogated to all rights (if any) of the Indemnified Party against any third party in connection with the Losses to which such payment relates.

9.2 Mutual Assistance. Each of the parties hereto agrees that they will mutually cooperate in the expeditious filing of all notices, reports and other filings with any Governmental Authority (including any such notices, reports or other filings to facilitate the transfer, reissuance or amendment of any Environmental Permits) required to be submitted jointly by any of the parties hereto in connection with the execution and delivery of this Agreement, the other agreements contemplated hereby and the consummation of the transactions contemplated hereby or thereby. Subsequent to the Closing, each of the parties hereto, at their own cost, will assist each other (including by the retention of records and the provision of access to relevant records) in the preparation of their respective Tax Returns and the filing and execution of Tax elections, if required, as well as in the defense of any audits or litigation that may ensue as a result of the filing thereof, to the extent that such assistance is reasonably requested.

9.3 Press Release and Announcements; Confidentiality. None of the Sellers, the Sellers’ Representative, the Company or any of its Subsidiaries shall, and they shall direct their respective Representatives and Affiliates not to, directly or indirectly, issue any press release, media interview, advertisement, news release, print media, or other similar public statement relating to the terms of this Agreement or the Contemplated Transactions without the prior written approval of Purchaser, except (a) to the extent required by Applicable Laws (in which event the publicly issuing party shall deliver to Purchaser a notice stating that such public statement is required by law and shall reasonably consult with Purchaser regarding the nature, content and timing of such public statement) or (b) the filing of any Action in connection with any dispute relating to this Agreement or the Contemplated Transactions. It is expressly acknowledged and agreed that Purchaser may disclose such information as Purchaser reasonably deems necessary to comply with Applicable Laws (or is customary in connection with any Financing) in connection with the entry into this Agreement and the Contemplated Transactions, including a press release and public statement announcing the execution of this Agreement, provided that Purchaser shall provide the Seller’s Representative with a reasonable opportunity to review and comment on any such public disclosure and will consider in good faith any comments of the Seller’s Representative. Following the Closing or the termination of this Agreement pursuant to Article 8, except as expressly modified hereby, the Nondisclosure Agreement shall remain in full force and effect pursuant to its terms.

9.4 Expenses. Except as otherwise set forth in this Agreement, each of the parties hereto shall be solely responsible for and shall bear all of its own costs and expenses incident to its obligations under and in respect of this Agreement and the transactions contemplated hereby (which, in the case of Sellers, shall include the costs of the Company), including any such costs and expenses incurred by any party hereto in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement (including the fees and expenses of legal counsel, accountants, investment bankers or other representatives and consultants), regardless of whether the transactions contemplated hereby are consummated.

9.5 Further Assurances. Each of the parties hereto shall, and shall cause its Affiliates to, execute and deliver such further instruments and take such additional action as any other party hereto may reasonably request to effect or consummate the Contemplated Transactions.

9.6 Transfer Taxes; Recording Charges. Notwithstanding anything to the contrary herein, all transfer, documentary, sales, use, stamp, registration and other similar Taxes, and all conveyance fees, recording charges and other similar fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid one-half by Purchaser and one-half by Sellers (severally and not jointly, based on each Seller’s Seller Pro Rata Share) when due, and Purchaser and each Seller will, at its own expense, file all necessary Tax Returns and other documentation required to be filed by it with respect to all such Taxes, fees and charges, and , if required by Applicable Law, Sellers and Purchaser will join in the execution of any such Tax Return and other documentation related thereto.

9.7 Attorney-Client Privilege and Conflict Waiver. Kirkland & Ellis LLP has represented the Company, its Subsidiaries and Sellers. All of the parties recognize the commonality of interest that exists and will continue to exist until Closing, and the parties agree that such commonality of interest should continue to be recognized after the Closing to the extent specified in this Section 9.7. Specifically, the parties agree (a) Purchaser shall not, and shall not cause the Company or any of its Subsidiaries to, seek to have Kirkland & Ellis LLP disqualified from representing Sellers, the Seller Indemnitees and their respective Affiliates in any dispute that may arise between any Sellers, the Seller Indemnitees or their respective Affiliates and Purchaser or the Company in connection with this Agreement or the Contemplated Transactions; and (b) in connection with any such dispute that may arise between any Sellers, the Seller Indemnitees or their respective Affiliates and Purchaser or the Company, neither the Seller Indemnitees nor their respective Affiliates, on the one hand, nor the Purchaser, the Company or its Subsidiaries, on the other hand, shall be permitted to waive any attorney client privilege that applies to any communications between the Company, any of its Subsidiaries and Kirkland & Ellis LLP that occurred before the Closing, without the consent of both the Sellers’ Representative and the Company.

9.8 Directors and Officers Insurance. Prior to the Closing, the Purchaser shall procure tail insurance reasonably acceptable to the Company, fifty percent (50%) of the cost of which shall be borne by the Company through the operation of Section 2.2(a)(vii) hereof, that will, for a period of six (6) years following the Closing, continue to provide any Person who is on the date hereof or who becomes prior to the Closing Date, an officer or director of the Company or its Subsidiaries, officers’ and directors’ liability insurance coverage under the Company’s existing officers’ and directors’ liability insurance policy (“D&O Insurance”) to the same extent it existed immediately prior to the Closing. For a period of six (6) years after the Closing, except as required by Applicable Law, Purchaser shall not, and shall not permit the Company or any of its Subsidiaries to, amend, repeal or modify (in a manner adverse to the beneficiary thereof) any provision in the Company’s or any of its Subsidiaries’ articles of incorporation or bylaws (or equivalents) relating to the exculpation or indemnification of any officers or directors, it being the intent of the parties hereto that the officers and directors of the Company and its Subsidiaries on the date hereof shall continue to be entitled to such exculpation and indemnification to the full extent of the law.

9.9 Tax Matters.

(a) Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and its Subsidiaries which are filed after the Closing Date. No later than forty-five (45) days prior to filing any such Tax Return for any taxable period (or portion thereof) beginning before the Closing Date, Purchaser shall submit any such Tax Return to the Sellers’ Representative for its review, comment and consent, not to be unreasonably withheld, conditioned or delayed. For the avoidance of doubt, Purchaser shall include all Transaction Tax Deductions as deductions in the Tax Returns of the Company and/or its Subsidiaries for the taxable period (or portion thereof) that ends on the Closing Date to the extent allowable by Applicable Law.

(b) If the Sellers’ Representative fails within twenty (20) days of receipt of any Tax Return described in the second sentence of Section 9.9(a) to notify Purchaser of any objection with respect thereto, then Sellers shall be deemed to consent to such Tax Return. If the Sellers’ Representative objects to any portion of a Tax Return, the Sellers’ Representative shall provide written notice to Purchaser no later than twenty (20) days following the delivery by Purchaser to the Sellers’ Representative of the Tax Return (a “Tax Return Objection”), setting forth in reasonable detail those items to which the Sellers’ Representative objects and the adjustments proposed by the Sellers’ Representative. During the ten (10) day period following delivery of a Tax Return Objection, Purchaser and the Sellers’ Representative shall negotiate in good faith with a view to resolving any disagreements over the Sellers’ Representative’s suggested adjustments. If the parties fail to resolve their differences over Seller’s suggested adjustments within such ten (10) day period, then Purchaser and the Sellers’ Representative shall forthwith jointly request that the Accounting Arbitrator make a binding determination as to the Sellers’ Representative’s suggested adjustments. The Accounting Arbitrator will under the terms of its engagement have no more than fifteen (15) days from the date of referral within which to render its written decision with respect to the Sellers’ Representative’s suggested adjustments, as set forth in the Tax Return Objection. Purchaser shall file, or cause to be filed, the Tax Return in accordance with the Accounting Arbitrator’s final decision. In the event that the Accounting Arbitrator’s final decision is not delivered prior to the filing deadline for the applicable Tax Return, Purchaser shall be entitled to file, or cause to be filed, the Tax Return subject to such Tax Return Objection as delivered to the Sellers’ Representative (it being understood that Purchaser shall amend, or cause to be amended, the applicable Tax Return within ten (10) days after receipt of the Accounting Arbitrator’s final decision, if necessary). The fees and expenses of the Accounting Arbitrator shall be allocated to be paid by Purchaser, on the one hand, and Sellers, on the other, based upon the percentage that the portion of the contested amount not awarded to each party bears to the amount actually contested by such party, as determined by the Accounting Arbitrator.

(c) Unless Purchaser obtains a legal opinion from counsel reasonably acceptable to the Sellers’ Representative that such Tax Return or amended Tax Return is required to be filed under Applicable Law (provided, that such legal opinion may not assume any facts that are disputed in good faith by the Sellers’ Representative), Purchaser and its Affiliates (including on or after the Closing Date, the Company and its Subsidiaries) shall not file, or cause to be filed, any restatement or amendment of, or modification to any Tax Return of the Company or any of its Subsidiaries for any taxable period that begins prior to the Closing Date (regardless of whether such taxable period ends prior to the Closing Date), without the prior written consent of the Sellers’ Representative.

(d) Subject to the other provisions of this Section 9.9, Purchaser and Sellers shall cooperate fully, as and to the extent reasonably requested, in connection with (i) the filing of Tax Returns, (ii) any audit, litigation or other proceeding with respect to Taxes and Tax Returns and (iii) the preparation of any financial statements to the extent related to Taxes. Such cooperation shall include the retention, and (upon the other party’s request) the provision, of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder; provided, that the party requesting assistance shall pay the reasonable out-of-pocket expenses incurred by the party providing such assistance; provided, further, no party shall be required to provide assistance at times or in amounts that would interfere unreasonably with the business and operations of such party.

(e) Notwithstanding anything to the contrary contained in this Agreement, Purchaser shall have the sole right to control and make all decisions regarding interests in any Tax audit or administrative or court proceeding relating to Taxes, including selection of counsel and selection of a forum for such contest, provided, however, that in the event such audit or proceeding relates to Taxes of the Company or the Company’s Subsidiaries imposed with respect to any taxable period (or portion thereof) ending on or prior the Closing Date, (i) Purchaser, Company (or, if applicable, Subsidiary), and the Sellers’ Representative shall cooperate in the conduct of any audit or proceeding relating to such period, (ii) Purchaser shall be entitled to be reimbursed from the Escrow for its reasonable internal and external costs relating to such audit, (iii) the Sellers’ Representative (at its expense) shall have the right (but not the obligation) to participate in such audit or proceeding, (iv) Purchaser shall promptly submit to Sellers’ Representative copies of all pleadings, motions and other similar legal documents and papers received or filed in connection therewith, (v) Purchaser shall give Sellers’ Representative and its counsel a reasonable opportunity to review all legal papers to be submitted prior to their submission, (vi) Purchaser shall not enter into any agreement with the relevant Tax authority pertaining to such Taxes or cease defending such Tax audit or administrative or court proceeding without the written consent of the Sellers’ Representative, which consent shall not unreasonably be withheld, and (vii) Purchaser may, without the written consent of the Sellers’ Representative, enter into such an agreement, provided that Purchaser shall have agreed in writing to accept responsibility and liability for the payment of such Taxes and to forego any indemnification or other claim under this Agreement with respect to such Taxes, unless Sellers’ Representative reasonably determines that such agreement or settlement would prejudice the Sellers in any other taxable period (or portion thereof) ending on or prior to the Closing Date.

(f) No party hereto nor any Affiliate thereof shall make an election under Section 336 or Section 338 of the Code or any similar provision of foreign, state or local law in respect of the purchase and sale of the Company Stock or the other transactions contemplated by this Agreement.

(g) Purchaser, the Company, and its Subsidiaries shall pay to Sellers (or their designees) any Transaction Tax Benefit (as defined below) that is actually realized by Purchaser, the Company, or any such Subsidiary in the first taxable year ending after the Closing Date. Such payment shall be made within thirty (30) calendar days of filing the Tax Return for any such taxable year. For this purpose, a “Transaction Tax Benefit” means any reduction in Purchaser’s, the Company’s, or any Subsidiary’s liability for Taxes resulting from (i) the carryforward of any net operating loss arising in a taxable period ending on or before the Closing Date (to the extent such net operating loss is directly attributable to Transaction Tax Deductions) or (ii) any Transaction Tax Deductions to the extent not included as deductions in the Tax Returns of the Company and/or its Subsidiaries for the taxable period that ends on the Closing Date. A Transaction Tax Benefit shall be deemed to be actually realized in a taxable year if, and only to the extent that, Purchaser’s, the Company’s, or any Subsidiary’s liability for Taxes for such taxable year, calculated by excluding such Transaction Tax Deduction, exceeds such entity’s actual liability for Taxes for such taxable year, calculated by taking into account such Transaction Tax Deduction.

(h) Any refunds of Taxes (including, without limitation, estimated Taxes) with respect to any taxable period ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date that are received by Purchaser, the Company, or any of its Subsidiaries after the Closing Date (any such refund, a “Pre-Closing Tax Refund”), shall be for the account of the Sellers, and the Company shall pay over to the Sellers any such Pre-Closing Tax Refund within ten (10) days after receipt thereof, provided however that any refunds (i) attributable to a carryback from any taxable year beginning after the Closing Date or (ii) taken into account as an Included Current Asset shall be for the account of Purchaser. Purchaser, the Company, and its Subsidiaries shall cooperate with the Sellers’ Representative (on behalf of the Sellers) in obtaining such refunds, including through the filing of amended Tax Returns or refund claims, it being understood that (i) all such refunds shall be claimed in cash rather than as a credit against future Tax liabilities, (ii) Purchaser shall not, and shall cause the Company and its Subsidiaries to not, waive any carryback of net operating loss or other Tax attribute of any member of the Company Group generated or otherwise attributable to a taxable period ending on or before or including the Closing Date if such waiver would reduce the amount due to Seller pursuant to this Section 9.9(h), (iii) Purchaser, the Company and its Subsidiaries will carryback any net operating losses for taxable periods ending on or before or including the Closing Date to prior taxable periods as allowable by applicable Tax law and shall claim Tax refunds as a result of such carryback (including through the filing of amended Tax Returns), (iv) Purchaser, the Company and its Subsidiaries shall cooperate with Sellers in preparing and filing Tax Returns (including amendments of prior Tax Returns and claims for refunds, including claims for refunds on IRS Forms 1139 and/or 4466) for any taxable period ending on or prior to the Closing Date and for any taxable period that includes (but does not end on) the Closing Date (each, a “Straddle Period”) no later than thirty (30) days after the end of such period, and (v) to the extent Pre-Closing Tax Refunds are reduced because of the inability to close the taxable year of the Company or any of its Subsidiaries on the Closing Date, then Purchaser shall pay over to Sellers the amount of such reduction within thirty (30) days of the filing of the Tax Return for the applicable Straddle Period.

(i)

(A) Sellers shall indemnify and hold harmless Purchaser, and Purchaser shall be permitted to recover from Sellers, from time to time, Taxes as provided in paragraph (B) hereof to the extent such Taxes have not been included as a liability in the calculation of Final Working Capital (it being the intent of the parties that all of the provisions of this Agreement shall be interpreted to avoid requiring the Sellers to pay or receive a reduction in the Purchase Price, twice for the same Tax). Notwithstanding anything to the contrary set forth herein, but in no event limiting the other limitations on Sellers’ indemnification obligations set forth in this Section 9.9, the aggregate liability of any Seller for indemnification pursuant to this Section 9.9 shall not exceed the amount of the Purchase Price actually received by such Seller (including, for this purpose, such Seller’s Pro Rata Share of the Escrow Amount, whether or not actually distributed to such Seller).

(B) The obligations of the Sellers to reimburse Purchaser for Taxes shall extend to (i) all Taxes with respect to taxable periods ending on or prior to the Closing Date (“Pre-Closing Tax Periods”), (ii) all Taxes with respect to taxable periods beginning before and ending after the Closing Date (“Straddle Periods”) to the extent that such Taxes are allocable to the period prior to Closing pursuant to paragraph (C), and (iii) all Taxes with respect to any taxable period to the extent such Tax is attributable to an adjustment pursuant to section 481 of the Code that was agreed to by Company or any Subsidiary prior to the Closing Date. Such obligations shall be without regard to whether there was any breach of any representation or warranty under Section 5.17 with respect to such Tax or any disclosures that may have been made with respect to Section 5.17 or otherwise. The indemnification obligations under this Section 9.9(i) shall apply even if the additional Tax liability results from the filing of a Tax Return or amended Tax Return with respect to a pre-Closing Date transaction or period (or portion of a period) by Purchaser, provided that Purchaser shall not cause or permit the Company or any Subsidiary to file an amended Tax Return with respect to any Pre-Closing Tax Period or any Straddle Period unless (y) the Sellers’ Representative consents in its sole discretion or (z) Purchaser obtains a legal opinion from counsel reasonably acceptable to the Sellers’ Representative that such amended return is required to be filed under Applicable Law (provided, further, that such legal opinion may not assume any facts that are disputed in good faith by the Sellers’ Representative).

(C) For purposes of this Agreement:

(I) In the case of any gross receipts, income, sales, employment, or similar Taxes that are payable with respect to a Straddle Period, the portion of such Taxes allocable to (A) the pre-Closing portion of the Straddle Period and (B) the portion of the Straddle Period beginning on the day next succeeding the Closing Date (the “Post-Closing Tax Period”) shall be determined on the basis of a deemed closing at the end of the Closing Date of the books and records of the Company or the applicable Subsidiary.

(II) In the case of any Taxes (other than gross receipts, income, sales, employment, or similar Taxes) that are payable with respect to a Straddle Period, the portion of such Taxes allocable to the pre-Closing portion of the Straddle Period shall be equal to the product of all such Taxes multiplied by a fraction the numerator of which is the number of days in the Straddle Period from the commencement of the Straddle Period through and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period; provided, however, that appropriate adjustments shall be made to reflect specific events that can be identified and specifically allocated as occurring on or prior to the Closing Date (in which case the Sellers shall be responsible for any Taxes related thereto and Purchaser shall be entitled to reimbursement from the Escrow for such Taxes) or occurring after the Closing Date (in which case, the Purchaser shall be responsible for any Taxes related thereto).

(j) Any payments under this Agreement shall be treated by all parties as adjustments to the Final Purchase Price.

9.10 Company Options. Prior to the Closing, any Seller who is a holder of any Company Option shall exercise such Company Option to acquire all the Option Shares in respect thereof, in accordance with such Seller’s option agreement and the Company Option Plan, which Option Shares shall constitute shares of Company Stock hereunder. Each such exercising Seller shall, immediately prior to or concurrent with the Closing, own all right, title and interest to such Option Shares, free of any Liens (other than any restrictions under the Securities Act, state securities laws, the articles of incorporation or bylaws of the Company or any Liens which are created or caused to be created by Purchaser). Such Seller agrees to sell to Purchaser, on the terms and subject to the conditions set forth in this Agreement, all of its Option Shares at the Closing, which Option Shares shall, as of the Closing Date, constitute all of the issued and outstanding shares of Company Stock owned by such Seller. At the Closing, all unexercised Company Options, the Company Option Plan and any other option documentation issued pursuant thereto, shall automatically terminate, be cancelled and have no further force or effect, in each case with no further action required of any Person.

9.11 Sellers’ Representative.

(a) Sellers hereby appoint the Citadel Plastics Holdings, LLC as the sole representative of Sellers to serve with full power and authority to take all actions under this Agreement and the Escrow Agreement (and any other agreements contemplated hereby and thereby) on behalf of each of such Sellers (the “Sellers’ Representative”). Each Seller hereby irrevocably appoints the Sellers’ Representative as the agent, proxy and attorney-in-fact for such Seller for all purposes of this Agreement, including full power and authority on such Seller’s behalf (i) to consummate the transactions contemplated herein, (ii) to execute and deliver on behalf of such Seller any amendment or waiver hereto, (iii) to take all other actions to be taken by or on behalf of such Seller in connection herewith, (iv) to negotiate, settle, compromise and otherwise handle all disputes under Section 2.4 and claims made under Article 9 hereof and (v) to do each and every act and exercise any and all rights which such Seller or Sellers collectively are permitted or required to do or exercise under this Agreement or the Escrow Agreement (and any other agreements contemplated hereby and thereby). Each Seller agrees that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Sellers’ Representative and shall survive the death, incapacity or bankruptcy of any Seller.

(b) Each Seller (including the Sellers’ Representative) agrees that Purchaser and, following the Closing, the Company, shall be entitled to rely on any action taken by the Sellers’ Representative, on behalf of each Seller (each, an “Authorized Action”), and that each Authorized Action shall be binding on each Seller as fully as if such Seller had taken such Authorized Action. Each Seller agrees to pay, and to indemnify and hold harmless, each of the Purchaser Indemnitees from and against any Losses which they may suffer, sustain, or become subject to, as the result of any claim by any Seller that an Authorized Action is not binding on, or enforceable against, any Seller. In addition, each Seller hereby releases and discharges Purchaser and, following the Closing, the Company, from and against any Losses arising out of or in connection with the Sellers’ Representative’s failure to distribute any amounts received by the Sellers’ Representative on the Sellers’ behalf to Sellers. Payment of all amounts by or on behalf of Purchaser (whether directly or through any escrowed funds of any kind) to the Sellers’ Representative on the Sellers’ behalf shall constitute payment by Purchaser to each of the Sellers and satisfaction of Purchaser’s obligation to pay such amount hereunder (notwithstanding any withholding by the Sellers’ Representative).

(c) Each Seller (other than one that is acting as Sellers’ Representative) jointly and severally hereby agrees to indemnify the Sellers’ Representative with respect to any losses, costs, claims and expenses incurred or suffered by the Sellers’ Representative to the extent arising out of or relating to its acting as Sellers’ Representative hereunder, except to the extent of such Sellers’ Representative’s gross negligence or willful misconduct. If the Sellers’ Representative or any successor Sellers’ Representative is unable or unwilling to continue as Sellers’ Representative hereunder, the remaining Sellers shall jointly select a substitute individual (by majority vote, based on their percentage interest in the Company as of the Closing Date) to act in such capacity and shall so notify Purchaser in writing and, thereafter, such designated individual shall be the Sellers’ Representative hereunder.

9.12 Section 280G Shareholder Approval. The Company shall prior to the Closing Date, seek to obtain the approval of the Company’s shareholders (in accordance with the requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated pursuant thereto) with respect to any payments to be made by the Company and its Subsidiaries with respect to arrangements in place at the Closing that would, absent such shareholder approval (“Shareholder Approval”), be excess parachute payments as a result of the transactions contemplated hereby. Such Shareholder Approval shall include any contract, agreement, or plan entered into by Purchaser, the Company or any of their Affiliates and a “disqualified individual” (as defined in Section 280G of the Code) in connection with the transactions contemplated by this Agreement on or before the Closing Date, provided that Purchaser shall provide a copy of such contract, agreement or plan to the Company and the Sellers’ Representative at least 15 days before the Closing Date and shall cooperate with the Company in good faith in order to calculate or determine the value (for the purposes of Section 280G of the Code) of any payments or benefits granted or contemplated therein, which may be paid or granted in connection with the transactions contemplated by this Agreement that could constitute a “parachute payment” under Section 280G of the Code. Prior to such Shareholder Approval, the Company shall use commercially reasonable efforts to obtain waivers from such individuals, such that unless such payments are approved by the Company’s Shareholders to the extent and in the manner required under Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code, no such payments shall be made. Copies of all disclosures, waivers, consent, and voting materials used in connection with the foregoing shall be provided to Purchaser at least three (3) Business Days in advance of distribution to stockholders or the disqualified individuals, as applicable, and Purchaser shall be provided with a reasonable opportunity to comment thereon. For the avoidance of doubt, the Closing shall not be conditioned on such vote described in this Section 9.12 occurring or receiving Stockholder approval for any such payments.

ARTICLE 10

MISCELLANEOUS

10.1 Amendment and Waiver. This Agreement may not be amended, altered or modified except by a written instrument executed by the Sellers’ Representative (on behalf of the all Sellers and, prior to the Closing, the Company) and Purchaser (and, if applicable under Section 10.7, the Financing Sources). No course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute, a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver.

10.2 Notices. All notices, demands and other communications to be given or delivered to Purchaser, the Company, or any Seller under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when personally delivered, one (1) day after being sent by reputable overnight courier or when transmitted by facsimile or telecopy (transmission confirmed), to the addresses indicated below (unless another address is so specified by the applicable party in writing), provided that any notice or other communication to the Sellers’ Representative must also include a contemporaneous email to KAK@hggc.com:

If to Sellers or prior to the Closing, to the Company, then to:

c/o HGGC, LLC

1950 University Avenue, Suite 350

Palo Alto, California 94303

Attention: Kurt A. Krieger, General Counsel

Facsimile No.: (650) 321-4911

with a copy to:

Kirkland & Ellis LLP

555 California Street, Suite 2700

San Francisco, CA 94104

Attention: Jeffrey B. Golden, P.C.

Facsimile No.: (415) 439-1500

If to Purchaser, or after the Closing, to the Company, then to:

A. Schulman, Inc.

3637 Ridgewood Road

Fairlawn, Ohio 44333

Attention: David Minc

Facsimile No.: (877) 794-9318

with a copy to:

Squire Patton Boggs LLP

127 Public Square, #4900

Cleveland, Ohio 44114

Attention: Carolyn J. Buller

Facsimile No.: (216) 479-8780

10.3 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any rights, benefits or obligations set forth herein may be assigned by any of the parties hereto without the prior written consent of Purchaser and the Sellers’ Representative, any attempted assignment without such prior written consent shall be void; provided that (i) Purchaser may assign (without relieving it of its obligations under) this Agreement in whole or in part to any of its subsidiaries or Affiliates and (ii) each of Purchaser and the Company may collaterally assign its rights (but not its obligations) under this Agreement to any lender providing financing to Purchaser or the Company.

10.4 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

10.5 Construction.

(a) The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any Person. The use of the word “including” in this Agreement or in any of the agreements contemplated hereby shall be by way of example rather than by limitation.

(b) Except as otherwise explicitly specified to the contrary herein, (i) the words “hereof,” “herein,” “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular Section or subsection of this Agreement and reference to a particular Section of this Agreement shall include all subsections thereof, (ii) references to a Section, Exhibit, Annex or Schedule means a Section of, or Exhibit, Annex or Schedule to this Agreement, unless another agreement is specified, (iii) definitions shall be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine or neuter gender shall include each other gender, (iv) the word “including” means including without limitation, (v) any reference to “$” or “dollars” means United States dollars and (vi) references to a particular statute or regulation include all rules and regulations thereunder and any successor statute, rule or regulation, in each case as amended or otherwise modified from time to time.

(c) Any information disclosed in any schedule with respect to any representation, warranty or covenant set forth herein shall be deemed disclosed and incorporated by reference in any other schedule (or section thereof) with respect to any other representation, warranty or covenant set forth herein, but only to the extent such fact is disclosed in such a way as to make its relevance to the information called for by such other schedule (or section thereof) reasonably apparent on its face.

(d) Only that information which has been made available to the Purchaser or its Representatives in the “virtual data room” created for purposes of the transactions contemplated by this Agreement as such data room existed as of 5:00 P.M. (New York City time) on the date two (2) Business Days preceding the date hereof or which was actually delivered to Purchaser or its Representatives prior to the execution of this Agreement to the Purchaser or its counsel, consultants, experts or other Representatives shall be considered to have been “delivered”, “furnished” or “made available” to the Purchaser for purposes of this Agreement.

(e) Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

10.6 Captions. The captions used in this Agreement are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement shall be enforced and construed as if no caption had been used in this Agreement.

10.7 No Third-Party Beneficiaries. Except as otherwise expressly set forth in this Agreement, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the parties hereto and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement except that (i) the directors and officers of the Company shall be beneficiaries of, and shall be entitled to enforce, Section 9.8 of this Agreement, (ii) (A) each Indemnified Party that is not party hereto is a beneficiary of and shall be entitled to enforce Sections 9.1(a), 9.1(b) and 9.9(i), as applicable, and (iii) (A) the Financing Sources shall be third party beneficiaries of and shall be entitled to enforce, Section 9.1(i)(B), Section 10.1, this Section 10.7, Section 10.8, Section 10.9, Section 10.10 and Section 10.15 of this Agreement, (B) such provisions may not be amended in a manner adverse to the Financing Sources in any material respect without their prior written consent, and (C) any such consent by a Financing Source shall be effective only with respect to such Financing Source.

10.8 Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of any state or federal court sitting in Wilmington, Delaware over any suit, action, claim, cross-claim, third-party claim or other proceeding, whether in contract or in tort or otherwise, brought by any party arising out of or relating to the transactions contemplated by this Agreement, and each of the parties hereto hereby irrevocably agrees that all claims with respect to any such suit, action, claim, cross-claim, third-party claim or other proceeding shall be heard and determined in such courts, waives any objection to laying of venue in such court and waives objection that any such court is an inconvenient forum or does not have jurisdiction over any party hereto. In the event of any litigation regarding or arising from this Agreement, the prevailing party shall be entitled to recover its reasonable expenses, attorneys’ fees and costs incurred therein or in enforcement or collection of any judgment or award rendered therein. Notwithstanding the foregoing, each of the parties hereto agrees that it will not (and will cause its Affiliates not to) bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way relating to this Agreement, including but not limited to any dispute arising out of or relating in any way to the Commitment Letters, the Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

10.9 Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR ANY COMMITMENT LETTER OR OTHER FINANCING COMMITMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY COMMITMENT LETTER OR OTHER FINANCING COMMITMENT, AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

10.10 Specific Performance; Lender Provisions.

(a) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Purchaser, Sellers, or the Company, as applicable, in accordance with their specific terms or were otherwise breached by Purchaser, Sellers, or the Company, as applicable. It is accordingly agreed that, subject to the limitations set forth in Section 8.2(a), the parties shall be entitled to seek an injunction or injunctions, without any requirement to post or provide any bond or other security in connection therewith, to prevent breaches of this Agreement by any party hereto, and to compel specific performance of the terms and provisions hereof by such party, by any court having jurisdiction, this being in addition to any other remedy to which the parties hereto are entitled at law or in equity. Notwithstanding the foregoing or anything to the contrary in this Agreement, the Company shall be entitled to seek specific performance of Purchaser’s obligations to effect the Closing or take any of the actions set forth in Section 2.3(b) only in the event that (i) all of the conditions set forth in Section 3.2 (other than those conditions that by their terms are to be satisfied at the Closing, each of which shall then be capable of being satisfied at the Closing) have been satisfied in accordance with this Agreement as of the time as of the time when the Closing is required to occur pursuant to Section 2.3(a), (ii) Purchaser fails to consummate the Closing on the date on which the Closing should have occurred pursuant to Section 2.3(a) and such failure is not due to a Financing Failure, and (iii) the Sellers’ Representative (on behalf of the Company and the Sellers) has confirmed in a written notice to Purchaser that (A) all conditions set forth in Sections 3.1 and 3.2 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing) and, (B) each of the Sellers’ Representative, the Sellers, and the Company is ready, willing and able to consummate the Closing and (C) the Closing will occur pursuant to Section 2.3 if specific performance is granted. For the avoidance of doubt, if an order of specific performance of Purchaser’s obligations to consummate the Closing is granted, such order shall not limit the Company or the Sellers’ ability to recover damages otherwise available pursuant to this Agreement, provided, however, that any such grant of specific performance shall in all circumstances be inconsistent with, and shall preclude, Sellers’ Representative, Sellers or the Company from being entitled to, or, if such specific performance is granted, from seeking to recover, the Financing Failure Fee.

10.11 No Circular Recovery. Notwithstanding anything to the contrary herein, no Seller Indemnitee will be entitled to indemnification by any of the Company or any Subsidiary of the Company or by any Purchaser Indemnitee by reason of the fact that such Seller Indemnitee was a controlling person, director, employee or Representative of the Company or any Subsidiary of the Company, or was serving as such for another Person at the request of the Company or any Subsidiary of the Company (whether such claim is for Losses of any kind or otherwise and whether such claim is pursuant to any Applicable Law, articles of incorporation, bylaws or similar organizational document, Contract or otherwise), in each case with respect to any claim which a Purchaser Indemnitee is entitled to bring against such Seller Indemnitee pursuant to Section 9.1(a) or Section 9.9(i) of this Agreement. With respect to any claim which a Purchaser Indemnitee is entitled to bring against any Seller Indemnitee pursuant to Section 9.1(a) or Section 9.9(i) of this Agreement, no Seller Indemnitee shall have any right of subrogation, contribution, advancement, indemnification or other claim against the Company or any of its Subsidiaries with respect to any amounts owed by such Seller Indemnitee pursuant to such claim brought by such Purchaser Indemnitee.

10.12 Waiver and Release. Effective on and as of the Closing Date, and for and in consideration of the benefits described in this Agreement and for other good and valuable consideration (the receipt, adequacy and sufficiency of which are hereby acknowledged), each Seller, on behalf of itself and its successors and assigns (the “Releasing Parties”), fully, finally and irrevocably releases, acquits and forever discharges each other Seller, the Sellers’ Representative and its Affiliates, the Purchaser, the Company and its Subsidiaries and their respective Affiliates, and each member of the board of directors or board of managers (or other governing body) of each of the foregoing (the “Released Parties”) from any and all Actions and Losses of every kind and nature, at law or in equity, whether known or unknown, contingent or otherwise, or whether or not such Seller or any of its Releasing Parties is aware of such claims or suspects them to exist in such Seller’s or any of its Releasing Parties’ favor, which such Seller or any of its Releasing Parties had, has, or may have had at any time prior to (and including) the Closing Date against any of the Released Parties solely in such Seller’s capacity as a director, officer and/or employee of the Company or any of its Subsidiaries and/or a stockholder or option holder of the Company, as applicable (the “Released Claims”); provided, however, notwithstanding anything to the contrary herein, nothing contained herein shall operate to release or limit in any manner, and the Released Claims shall not include, (i) any rights to indemnification the current and former directors and officers of the Company or its Subsidiaries may be entitled to pursuant to this Agreement or any Ancillary Agreement (together with the exhibits and schedules hereto and thereto), any other applicable contract or agreement in effect on the date hereof, or the organizational documents of the Company or any Subsidiary, (ii) any rights to payment of the Purchase Price, and/or indemnification, as applicable, pursuant to this Agreement or any Ancillary Agreement, or (iii) any other rights of the Sellers pursuant to this Agreement or any Ancillary Agreement (together with the exhibits and schedules hereto and thereto).

10.13 Complete Agreement. This Agreement, the Ancillary Agreements and the documents referred to herein contain the complete agreement between the parties and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.

10.14 Counterparts. This Agreement may be executed in one or more counterparts, any one of which may be by facsimile, and all of which taken together shall constitute one and the same instrument.

10.15 No Recourse; Waiver of Claims. Notwithstanding anything herein to the contrary, each Seller, on behalf of itself and its Affiliates, hereby waives any rights, or claims against any Lender in connection with this Agreement, the Commitment Letters, the Financing, whether at law or equity, in contract, in tort or otherwise, and Seller, on behalf of itself and its Affiliates, agrees not to commence a proceeding against any Financing Source in connection with this Agreement or the transactions contemplated hereunder (including any proceeding relating to the Debt Financing. In furtherance of the foregoing waiver, it is agreed that no Financing Source shall have any liability for any claims, losses, settlements, liabilities, damages, costs, expenses, fines or penalties to Seller or its Affiliates in connection with this Agreement or the transactions contemplated hereunder.

* * * * *

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above-written.

SELLERS’ REPRESENTATIVE:

CITADEL PLASTICS HOLDINGS, LLC

By:	/s/ Michael W. Huff
Name:	Michael W. Huff
Title:	President and Chief Executive Officer

SELLERS:

CITADEL PLASTICS HOLDINGS, LLC

By:	/s/ Michael W. Huff
Name:	Michael W. Huff
Title:	President and Chief Executive Officer

/s/ Matthew D. McDonald
MATTHEW D. MCDONALD

/s/ Michael W. Huff
MICHAEL W. HUFF

THE COMPANY:

HGGC CITADEL PLASTICS HOLDINGS, INC.

By:	/s/ Michael W. Huff
Name:	Michael W. Huff
Title:	President and Chief Executive Officer

PURCHASER:

A. SCHULMAN, INC.

By:	/s/ Bernard Rzepka
Name:	Bernard Rzepka
Name:	President and Chief Executive Officer

{Signature Page to Stock Purchase Agreement}